The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933.

As submitted with the Securities and Exchange Commission on March 20, 2014

Registration No. 337-00477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Principal Maritime Tankers Corporation

(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

c/o Principal Maritime Management, LLC

3530 Post Road

Southport, CT 06890

(203) 292-9580

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9330

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Marc D. Jaffe, Esq. Erika L. Weinberg, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1297

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share, to be sold by Principal Maritime Tankers Corporation	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated March 20, 2014

PRELIMINARY PROSPECTUS

                Shares

Principal Maritime Tankers Corporation

Common Stock

$             per share

This is the initial public offering of our common stock. We are selling an aggregate of                  shares in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “PMAR.” The listing is subject to approval of our application.

We have granted to the underwriters a 30-day option to purchase up to                  additional shares from us at the initial public offering price less underwriting discounts and commissions.

We are an “emerging growth company” under the federal securities laws. Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 17 for a discussion of certain risks that you should consider before investing in our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters expect to deliver the shares of common stock on or about                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank

Prospectus dated                     , 2014

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

The following summary contains information about Principal Maritime Tankers Corporation and its common stock. It does not contain all of the information that may be important to you in making a decision to participate in the offering. For a more complete understanding of Principal Maritime Tankers Corporation, we urge you to read this prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Where You Can Find Additional Information.”

Unless we specify otherwise, when used in this prospectus the terms “Principal Maritime Tankers,” the “Company,” “we,” “our,” “us” and “PMAR” refer to Principal Maritime Tankers Corporation and its consolidated subsidiaries after giving effect to the Transactions as defined below under “—The Transactions.” References in this prospectus to “Principal Management” or “Manager” are to Principal Maritime Management, LLC and its subsidiaries, which provide to us commercial, operational, administrative and strategic advisory services. References in this prospectus to our “Technical Managers” refer to those persons described under “—Management of Our Fleet” who provide us with services such as vessel maintenance and management, vessel regulation and classification society compliance and crewing pursuant to technical management agreements described therein. References in this prospectus to the “Sponsor” refer to the investments funds affiliated with Apollo Global Management, LLC as described under “—Our Sponsor.”

For the definition of some of the shipping and other terms used in this prospectus, please see “Glossary of Shipping Terms” at the end of this prospectus. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

Overview

We are a leading provider of international seaborne transportation services for crude oil and petroleum products. As of February 28, 2014, we owned and operated a fleet of 12 modern Suezmax tankers with an aggregate carrying capacity of 1,877,000 DWTs. Our vessels were built at leading shipyards and include three groups of sister ships, which we believe results in improved scheduling flexibility and higher operating efficiency through economies of scale for these ten ships. We believe that our fleet’s average age of approximately four years, which is younger than the average age of approximately nine years for the world crude tanker fleet, makes our fleet attractive to our customers and also reduces operating costs and increases our fleet’s reliability, which improves utilization.

The details for each of our tankers are as follows:

Vessel Type / Name	DWT	Year Built	Sister Ship Group	Shipyard	Country of Origin	Employment
Suezmax
Princimar Courage	158,000	2013	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Pride	158,000	2012	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Integrity	158,000	2012	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Grace	158,000	2011	A	Samsung	South Korea	Shell Commercial Mgmt.
Princimar Hope	158,000	2011	A	Samsung	South Korea	Shell Commercial Mgmt.
Princimar Promise	158,000	2011	A	Samsung	South Korea	Core Commercial Mgmt.
Princimar Joy	156,000	2010	B	Rongsheng	China	Shell Matrix Time Charter(1)
Princimar Strength	156,000	2010	B	Rongsheng	China	Shell Matrix Time Charter(1)
Princimar Truth	159,000	2007	—	Hyundai	South Korea	Shell Commercial Mgmt.
Princimar Confidence	150,000	2006	C	Universal	Japan	Shell Time Charter(2)
Princimar Loyalty	150,000	2006	C	Universal	Japan	Shell Time Charter(2)
Princimar Faith	158,000	2005	—	Daewoo	South Korea	Shell Commercial Mgmt.

Total DWT	1,877,000

(1)	Market-index linked time charters expiring in June 2014.
(2)	Fixed-rate time charters expiring in January 2015 and February 2015 with charterer’s options for a second year; initial and option charter years at fixed daily rates of $15,066 and $18,066, respectively.

We believe we are well positioned to benefit from a continuing recovery in the global crude tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia, is resulting in increased seaborne trade volumes. This, combined with a significant contraction in overall vessel supply growth, is driving an increase in day rates and vessel prices for crude tankers. We believe that to the extent these trends continue, we are well positioned to take advantage of these improving crude tanker market fundamentals as our vessel employment strategy provides us with the ability to benefit from upswings in tanker market earnings.

We utilize a balanced employment strategy for our fleet which provides us with the ability to benefit from upswings in tanker spot market earnings through (a) strategic proprietary spot trading arrangements, (b) pool participations and (c) market-index linked time charters, as well as a stable base of contracted cash flows from fixed-rate time charters. We currently employ eight of our 12 vessels with Shell in a combination of strategic proprietary spot trading arrangements, market-index linked time charters and fixed-rate time charters. Three of our 12 vessels currently operate in a pool with Stena Sonangol and one vessel is employed in a strategic proprietary spot trading arrangement with Core Petroleum. We believe that operating vessels through strategic proprietary spot trading arrangements, pools and market-index linked time charters, relative to operating directly in the spot market, is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. As a result of our balanced employment strategy, our vessels on average earned approximately 24% and 11% above the spot market rate for the years ended December 31, 2013 and 2012, respectively. Our vessels are also qualified to perform voyages for other major oil companies such as Exxon, Chevron, and BP. We believe that our charter arrangements with blue-chip customers position us to benefit from a recovery in the global crude tanker market while providing us with a stable base of cash flows.

Since commencing operations in early 2010, we have accomplished significant growth through the effective utilization of a scalable and cost-effective operating structure that includes the use of key outsourced service providers under management agreements. Accordingly, we have enlisted Principal Management to act as our Manager. Principal Management has a strong track record of successfully satisfying the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Exxon, Chevron, BP, PetroChina and Unipec. The Technical Managers of our fleet are Northern Marine and Bernhard Schulte, which are both recognized and well-respected managers in the international shipping industry. We believe this structure will continue to allow us to grow efficiently while maintaining cost-effective operations.

Our U.S.-based executive management team has extensive experience in the international shipping industry, with a demonstrated track record in all facets of the business, including sale and purchase, commercial and technical, finance and capital markets, insurance and risk management and legal. Guided by our management team, we have grown our fleet from zero to 12 vessels since 2010, through successful execution of accretive vessel acquisitions. In addition, our Manager has a history of forming strategic relationships with key players in the shipping industry. Having the combined benefits of an experienced executive management team, a high quality Manager, a strong Sponsor and a conservative balance sheet we believe provides a strong foundation for future fleet and earnings growth.

Our total revenue for the fiscal years ended December 31, 2013 and 2012 was $85.4 million and $57.4 million, respectively, and our net loss during those periods was $27.5 million and $26.9 million, respectively.

Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

•	We believe we are well positioned to capitalize on improving crude tanker market fundamentals. We believe we are well positioned to benefit from a continuing recovery in the global crude tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia, is resulting in increased seaborne trade volumes. This, combined with a significant contraction in overall vessel supply growth, is driving an increase in day rates and vessel prices for crude tankers. We believe that to the extent these trends continue, we are well positioned to take advantage of these improving crude tanker market fundamentals as our vessel employment strategy provides us with the ability to benefit from upswings in tanker market earnings.

•	We own a modern, high-quality and flexible fleet of modern Suezmax tankers. Our fleet consists of 12 modern Suezmax tankers that were built at leading shipyards. Suezmax tankers are built to carry cargo parcels of one million barrels, which is the most commonly traded parcel size in crude trading markets. Our fleet has an average age of approximately four years, which is younger than the average age of approximately nine years for the world crude tanker fleet. Our fleet includes three groups of sister ships, which are substantially similar in terms of design, capacities and shipbuilding yard origin, a trait that allows us higher revenue generating potential due to improved scheduling flexibility and higher operating efficiency through economies of scale for these ten ships. We believe that owning a modern, high quality and flexible fleet of Suezmax tankers is attractive to our customers and also reduces operating costs and increases our fleet’s reliability, which improves utilization.

•	We are one of the fastest growing Suezmax tanker owners and have a strong track record of sourcing and executing vessel acquisitions. Led by Arthur L. Regan, our President and Chief Executive Officer, we have been the most active acquirer of Suezmax tankers in the tanker market since 2010. We have grown our fleet from zero to 12 vessels since 2010, through successful execution of accretive vessel acquisitions. Our sourcing activities have included newbuild resales and secondhand vessel acquisitions. We believe that our extensive experience in sourcing and executing vessel acquisitions, combined with our strong relationships in the shipping sector, will allow us to continue executing our growth strategy.

•	Our balanced vessel employment strategy allows us to benefit from upswings in tanker market earnings while providing us with a stable base of contracted cash flows. We utilize a balanced employment strategy for our fleet which provides us with the ability to benefit from upswings in tanker spot market earnings through (a) strategic proprietary spot trading arrangements, (b) pool participations and (c) market-index linked time charters, as well as a stable base of contracted cash flows from fixed-rate time charters. We currently employ eight of our 12 vessels with Shell in a combination of strategic proprietary spot trading arrangements, market-index linked time charters and fixed-rate time charters. Three of our 12 vessels currently operate through in a pool with Stena Sonangol and one vessel is employed in a strategic proprietary spot trading arrangement with Core Petroleum. We believe that operating vessels through strategic proprietary spot trading arrangements, pools and market-index linked time charters, relative to operating directly in the spot market, is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. As a result of our balanced employment strategy, our vessels have on average earned approximately 17% above the spot market rate for the two year period ended December 31, 2013.

•

Our U.S.-based executive management team has extensive experience and relationships in the shipping industry. Our executive management team has broad and unique expertise and a demonstrated track record in all facets of the shipping industry, including commercial and technical, finance and capital markets, insurance and risk management and legal. Led by Arthur L. Regan, who has 30 years of experience in the shipping industry, our U.S.-based executive management team has over 100 years of cumulative experience in all areas of the international shipping industry and approximately 25 years of combined service as licensed officers on board vessels. Mr. Regan was previously the founding President and Chief Executive Officer of Arlington Tankers Ltd., a NYSE-listed company which he helped take public in 2004 and later merged with General Maritime Corporation in 2008. Our executive management team has a history of forming strategic relationships with key players in the shipping industry, including, among others, oil majors, traders, financial institutions, charterers and service providers. We believe the unique combination of expertise within our management team is an important component of our continued growth and success.

•	We believe we benefit from our relationships with the shipping industry and our history of satisfying the high operational, safety, environmental and technical vetting criteria imposed by oil majors. We believe that our reputation within the shipping industry and our network of relationships with many of the world’s leading oil companies, commodity traders and shipping companies will continue to provide numerous benefits that are key to our long-term growth and success. Our Manager’s strong track record of high quality and efficient operations has allowed us to successfully satisfy the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Exxon, Chevron, BP, PetroChina and Unipec, and to qualify to do business with each. Our vessels have also been approved by and perform charters for large oil traders such as Trafigura and Vitol, among others.

•	Outsourced commercial and technical management results in a scalable, cost-effective operating structure. We have accomplished significant growth through the effective utilization of a scalable and cost-effective operating structure that includes the use of key outsourced service providers under management agreements. Our three groups of sister ships within our fleet create efficiencies with crewing and spare parts as well as allowing higher operating efficiency through economies of scale as our Technical Managers can apply technical knowledge of one vessel to all vessels of the same series. We believe that we receive cost benefits based on a network of providers, including, among others, vessel suppliers, bunker suppliers, crewing agencies, insurers and other service providers with whom our Managers and Technical Managers have established relationships over the years. We believe this management structure will enhance the scalability of our business, allowing us to expand our fleet without substantial increases in overhead costs.

•	Our conservative capital structure positions us well for future growth. We believe that our conservative capital structure provides us with flexibility for future growth. After giving effect to this offering, we expect to have debt of approximately $ million, or net debt to total capital of %. In addition, our $360 million credit facility matures in 2019 and scheduled amortization payments begin in 2016, which provides us with additional financial flexibility. We believe that our conservative capital structure represents a competitive advantage as we continue to evaluate opportunistic vessel acquisitions.

Business Strategy

Our strategy is to manage and expand our fleet in a manner that produces strong cash flows and allows us to build upon our position as a leading provider of international seaborne transportation services for crude oil and petroleum products. The key elements of our business strategy include:

•

Operate a high-quality fleet. We believe that companies in the oil industry seek transportation partners that are financially stable and have a strong reputation for reliability, safety and high environmental and quality standards. Accordingly, through our Technical Managers’ comprehensive maintenance program, we intend to operate a modern fleet that meets or exceeds stringent industry standards and complies with charterer requirements. In addition, our Technical Managers will work to maintain our vessels in a manner that consistently satisfies the highest standards for vessel inspections.

•	Grow our fleet through opportunistic acquisitions of tankers at attractive prices. We intend to grow our fleet through timely and selective acquisitions of additional modern vessels at attractive prices, whether Suezmax tankers or otherwise. When evaluating acquisitions, we will consider and analyze such factors as our expectations for fundamental developments in the tanker industry, the expected cash flows to be earned by the vessel in relation to its value, the vessel’s condition and technical specifications, the expected remaining useful life of the vessel and the overall composition of our fleet and customer needs. Vessel prices in the tanker industry, including for Suezmax tankers, have recently been near cyclically low levels. For as long as this market persists, we intend to take advantage of the opportunity by leveraging our financial strength and our relationships and experience in the seaborne transportation industry to make selective acquisitions of modern tankers in a manner that is accretive to our earnings and cash flows.

•	Employ our vessels in a balanced employment strategy with top customers in a manner that allows us to capitalize on improving crude tanker market fundamentals. We intend to continue employing our vessels in a balanced employment strategy with top counterparties such as Shell, Chevron and BP. By employing our fleet in a combination of strategic proprietary spot trading arrangements, pools, and market-index linked time charters, we believe that we are well positioned to benefit from a recovery in the global crude tanker market. Additionally, our fixed-rate time charters provide us with a stable base of contracted cash flows. We believe that our strong relationships with major international oil companies, combined with our track record of successfully satisfying the vetting criteria of these highly selective customers, will continue to provide us with a competitive advantage in securing attractive vessel employment opportunities for our fleet.

•	Leverage the extensive shipping industry experience and relationships of our U.S.-based executive management team. We believe that the extensive experience of our U.S.-based executive management team will provide access to additional attractive commercial opportunities as well as additional acquisition opportunities. Our executive management team has strong relationships with our customers that we anticipate will lead to additional attractive agreements that are beneficial to us and our customers.

•	Continue to operate a scalable, cost-effective operating structure. We have entered into a series of contracts for the provision of certain commercial and technical services with our Manager and Technical Managers. We believe by entering into and maintaining these agreements with our Manager and Technical Managers we will be able to obtain these services at a cost that is competitive, if not better, than what could be achieved by performing these functions ourselves. We expect the efficiency and operational expertise of our Manager and Technical Managers will continue to position our fleet to meet the strictest requirements of our most selective customers.

Management of Our Fleet

Our commercial, operational, administrative and strategic advisory services are provided by Principal Management, our Manager and a company owned by our Sponsor. Each of our vessels is subject to a management services agreement pursuant to which our Manager and its affiliates apply their expertise and experience in the tanker industry to provide us with commercial, operational, administrative and strategic advisory services (each a “Management Services Agreement” and collectively, the “Management Services Agreements”). Each Management Services Agreement operates on a market or cost-plus basis and remains in force indefinitely, unless terminated in accordance with the terms of the applicable agreement. We currently reimburse our Manager for the services it provides at cost. Please read “Our Managers and Management-Related Agreements—Management Services Agreements with Principal Management” for further information regarding the Management Services Agreements.

We currently employ eight of our 12 vessels with Shell. Four of these vessels are commercially managed by Shell and employed on strategic proprietary spot trading arrangements carrying Shell oil and on voyage charters to third parties, including other oil majors, oil traders and national oil companies. Two of our vessels are employed with Shell on market-index linked charters. Two of our vessels are operated by Shell on fixed-rate time charters expiring in January 2015 with an option for a second year. We believe that having a strategic commercial relationship with an oil major such as Shell results in increased utilization and higher earnings.

Three of our 12 vessels currently operate in a pool with Stena Sonangol. We have appointed Stena Bulk as Pool Manager for our three vessels in the Stena Sonangol pool. The Pool Manager provides normal chartering, post fixture and operational services as per best industry practice (each, a “Pool Manager Agreement” and collectively, the “Pool Manager Agreements”). We believe that operating vessels within a pool is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. Please read “Our Management and Management-Related Agreements—Pool Manager Agreements” for further information regarding the Pool Manager Agreements.

One of our 12 vessels is commercially managed by Mjolner Shipping, a subsidiary of Core Petroleum, and is employed in a strategic spot trading arrangement whereby the vessel carries proprietary crude oil cargos on dedicated Pacific trade routes.

We have contracted with Northern Marine and Bernhard Schulte for the technical management of our fleet. Our Technical Managers provide us with services such as vessel maintenance and management, vessel regulation and classification society compliance and crewing pursuant to technical management agreements for our 12 current vessels (each, a “Technical Management Agreement” and collectively, the “Technical Management Agreements”). Each of these Technical Management Agreements is structured to remain in force indefinitely, unless terminated in accordance with the terms of the applicable agreement. We pay our Technical Managers fees for the services they provide and reimburse them for their costs and expenses incurred in providing certain of these services. Please read “Our Managers and Management-Related Agreements—Technical Management Agreements” for further information regarding the Technical Management Agreements.

Tanker Industry Trends

We believe that the following industry trends create growth opportunities for us as owners and operators of tanker vessels:

•	increased seaborne trade due in large part to Asia where growing economies have generated increased demand for imported raw materials, including crude oil;

•	growing distances between sources of crude oil production and refineries;

•	shrinking order book of the tanker fleet and Suezmax tankers in particular;

•	the recovery of global economic activity and industrial production, which continues to rely heavily upon oil and refined petroleum product consumption; and

•	the focus on safety and environmental standards which has strengthened the relative competitive position of shipowners with high quality tanker fleets and high quality operations.

Summary Risk Factors

Investing in our common stock entails a high degree of risk, as more fully described in the “Risk Factors” section of this prospectus. You should carefully consider such risks before deciding to invest in our common stock. These risks include, among others, that:

•	The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable;

•	We are dependent on spot charter rates and period charter rates, which are dependent on spot market and period market fluctuations, each of which have been at relatively low levels for the last several years. The supply and demand for oil and gas, the seaborne transportation of energy resources and the price of vessels have also exhibited significant volatility. Continued volatility or any future decrease in spot charter rates or period charter rates or other market conditions may adversely affect our earnings;

•	The international tanker shipping industry is highly competitive and we may not be able to successfully compete for charters with new market entrants or established companies with greater resources;

•	If economic conditions throughout the world do not improve, it may negatively impact our business;

•	The sale and purchase market for tankers, both for secondhand vessels and for newbuilding resales, may not provide us with suitable acquisition opportunities, which may impede our ability to acquire suitable vessels and grow our fleet;

•	Our directors and officers that also hold positions with our Manager may have conflicts of interest with respect to business opportunities and other matters involving both companies, including the allocation of business opportunities, the resolution of which may not always be in our best interest or that of our shareholders;

•	The concentration of our capital stock ownership with our Sponsor and the voting rights held by our Sponsor will limit our public shareholders’ ability to influence corporate matters, our Sponsor is in the business of investing in companies that compete directly or indirectly with us, as well as companies that represent major counterparties of our business, and the interests of our Sponsor, including with respect to the allocation of business opportunities, may not be aligned with ours or our public shareholders; and

•	We depend on our Manager to assist us in operating our business and competing in our markets, and our directors and officers that also hold positions with our Manager may devote less time to our Company than if they were not engaged in other business activities, and our business will be harmed if our Manager fails to assist us effectively.

Our Sponsor

Apollo is a global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of December 31, 2013, Apollo had assets under management of approximately $161.2 billion invested in its private equity, capital markets and real estate businesses. Apollo has made multiple investments in the international maritime industry, including into Norwegian Cruise Line Holdings Ltd. and Prestige Cruises International, Inc. Apollo also has experience in the crude oil market through its investments in publicly traded energy companies such as EP Energy Corporation and Athlon Energy Ltd. Pursuant to a Transactional Advisory Services Agreement (as defined below), Apollo received approximately $0.6 million in advisory fees paid by Triton Holdings, LLC (“Triton Holdings”) for the 2013 fiscal year. See “Certain Relationships and Related Party Transactions — Transactional Advisory Services Agreement.”

The Transactions

The Company was formed in February 2014 as a Marshall Islands corporation. Prior to the completion of this offering and the other transactions described below, we will have only nominal assets and no liabilities, and we will not have conducted any activities other than those incidental to the transactions described below.

Currently, Triton Holdings indirectly owns all of the assets that will comprise our business. Triton Holdings is owned by Triton Maritime, Corp., Triton Maritime II, Corp. (together with Triton Maritime, Corp., the “Triton Maritime Entities”) and Arthur L. Regan. The Triton Maritime Entities are owned by various entities affiliated with our Sponsor.

Immediately prior to the completion of this offering, the Triton Maritime Entities and Mr. Regan will each contribute their complete ownership interests in Triton Holdings to the Company in exchange for shares of the Company. The Triton Maritime Entities will then each be liquidated immediately thereafter in accordance with Marshall Islands law and will distribute their shares of the Company to their respective owners, which are affiliates of Apollo Global Management, LLC. Upon the completion of these transactions and prior to the consummation of the initial public offering, we will be wholly-owned by various entities affiliated with our Sponsor and Mr. Regan. See “—Corporate Structure” below.

In connection with this offering, we will sell                  shares of our common stock, representing a     % beneficial ownership of our common stock. We will use the proceeds from this offering to reduce the debt outstanding under our $360 million term loan credit facility (the “Credit Facility”) and for general corporate purposes, including the possible acquisition of vessels.

We refer to our formation, the transactions described above, this offering and the use of proceeds from this offering as the “Transactions.”

Corporate Structure

The following diagram depicts our simplified organizational and ownership structure after giving effect to the Transactions, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock:

Additional Information

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) because our total gross revenue was less than $1 billion for the fiscal year ended December 31, 2013, our most recently completed fiscal year. For further information on the implications of this distinction, see “Risk Factors.” Moreover, upon the closing of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) corporate governance standards because more than 50% of our voting common stock will continue to be owned by our Sponsor. For further information on the implications of this distinction, see “Risk Factors—Company Specific Risk Factors,” “—Risk Factors Related to Our Common Stock and Capital Structure” and “Management—Board of Directors and Committees.”

Corporate Information

Our registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960. Our Manager’s principal executive offices are located at 3530 Post Road, Southport, CT 06890, and their telephone number is (203) 292-9580. The address of our Internet site is http://princimar.com. This Internet address is provided for informational purposes only and is not intended to be a hyperlink. Accordingly, no information on our Internet site is included or incorporated by reference herein.

The Offering

Common stock offered	shares (or shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be outstanding immediately after this offering	Immediately after this offering, we will have shares of common stock issued and outstanding (or shares if the underwriters’ over-allotment option is exercised in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering without the exercise of the underwriters’ option to purchase additional shares will be approximately $ million after deducting the underwriting discounts and commissions and expenses (or $ million if the underwriters’ over-allotment option is exercised in full), assuming the shares are offered at $ per share, which represents the midpoint of the estimated offering price range set forth on the front cover of this prospectus.

We intend to use $ of the net proceeds from this offering to reduce the debt outstanding under our Credit Facility, which was approximately $360 million as of February 28, 2014. Amounts repaid under our Credit Facility may not be reborrowed. The remaining net proceeds will be used for general corporate purposes, including the possible acquisition of vessels. At this point, however, we do not have any definitive agreements to acquire any particular vessels.

Voting Rights	To preserve our ability to have certain items of our income be exempt from U.S. federal income taxation under Section 883 of the Code, if, at any time, any person or group other than our Sponsor owns beneficially 5% or more of the common stock then outstanding, then any common stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders in excess of 4.9% shall be redistributed pro rata among other shareholders of our common stock holding less than 5.0% of our common stock.

Dividends

Following our offering we do not initially expect to pay dividends to the holders of our common stock. Pursuant to the current terms of our Credit Facility we cannot pay a dividend until 2016, but we are in discussions with the relevant parties to modify the Credit Facility to allow for dividend payments prior to 2016. Upon the necessary modification of our Credit Facility our board of directors will regularly look at such factors as our operating results, capital requirements and the prevailing tanker market to determine whether a dividend payment is appropriate at that time. Our shareholders, however, have no contractual or other legal right to receive dividends under our dividend policy or otherwise. Please read “Our Dividend Policy” and “Risk Factors” for additional information regarding our dividend policy and a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

Listing	We intend to apply to list our shares of common stock on the NYSE under the symbol “PMAR.”

Risk factors	Investing in our common stock involves substantial risks. Please read the section entitled “Risk Factors” included in this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Historical Consolidated Financial Data

The following tables present the summary historical consolidated financial information of our predecessor, Triton Holdings, as of and for the periods presented. The summary historical consolidated financial information as of and for the fiscal years ended December 31, 2013 and 2012 should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Except as otherwise described herein, our interim unaudited financial statements have been prepared on a basis consistent with our annual audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, considered necessary for a fair statement of such data.

The financial data presented herein are not necessarily indicative of results of future operations. Financial data for periods of other than a fiscal year may not be indicative of results of operations over a fiscal year. You should read this data in conjunction with the “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization” and our financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands, other than per share data)
Income Statement Data:
Total revenue	$85,402	$57,439
Expenses
Voyage expenses	22,294	0
Vessel operating expenses	33,486	29,297
Depreciation and amortization	31,371	27,968
General and administrative expenses	7,015	7,539
Interest expense, net	18,709	19,560

Net loss	$(27,473)	$(26,925)

Pro forma earnings per share(1):
-Basic
-Diluted
Pro forma weighted-average shares outstanding(1):
-Basic
-Diluted
Pro forma as adjusted earnings per share(2):
-Basic
-Diluted
Pro forma as adjusted weighted-average shares outstanding(2):
-Basic
-Diluted

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands, other than vessels and days)
Other Data:
EBITDA(3)	$22,607	$20,603
Adjusted EBITDA(3)	26,690	26,258
Average number of vessels	11.9	10.4
Number of vessels at period end	12.0	11.0
Operating days(4)	4,327	3,784
Available vessel days(4)	4,327	3,795
Vessel utilization(4)	100%	99.7%
Time charter equivalent revenue per available vessel day(5)	$17,134	$17,800
Adjusted operating expenses per available vessel day(6)	$7,252	$7,066
Adjusted G&A per available vessel day(6)	$1,165	$1,124
Balance Sheet Data:
Cash and current assets	$66,954	$37,287
Vessels, net	684,566	659,153
Total assets	774,286	721,722
Total debt	360,000	370,517
Total equity	402,554	344,797
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,537	$(1,979)
Investing activities	(48,484)	(202,405)
Financing activities	67,228	179,826

(1)	Represents pro forma income (loss) per share, based on income (loss) for the periods presented divided by the total number of shares of common stock to be outstanding after this offering, and weighted average shares outstanding assuming this offering occurred at the beginning of the respective period.
(2)	Represents pro forma as adjusted income (loss) per share, based on income (loss) for the periods presented divided by the total number of shares of common stock to be outstanding after this offering, giving effect to the application of the net proceeds of this offering using the mid-point of the price range set forth on the cover page of this prospectus, and weighted average as adjusted shares outstanding assuming this offering occurred at the beginning of the respective period, giving effect to the application of the net proceeds of this offering using the mid-point of the price range set forth on the cover page of this prospectus.
(3)	EBITDA and Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as alternatives to net loss as an indicator of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included EBITDA and Adjusted EBITDA because we believe they provide management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt.

EBITDA and Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	do not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

Set forth below is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands)
Net Loss	$(27,473)	$(26,925)
Plus: Interest and other expenses	18,709	19,560
Plus: Depreciation & amortization	31,371	27,968

EBITDA	22,607	20,603

Plus: One-time items and non-recurring costs(a)	4,083	5,655

Adjusted EBITDA	$26,690	$26,258

(a)	Consists of one-time items and non-recurring costs including predelivery expenses, fees paid to our Sponsor and non-recurring research and professional fees which are not expected to be incurred by us in the future that we believe are not indicative of the ongoing performance of our core operations.

(4)	Operating days are defined as Available Days less unplanned and non-reimbursed offhire days. Available Days are days that vessels are available to earn revenue. In general, all calendar days except when a vessel is performing a scheduled regulatory drydock are Available Days. Vessel utilization is defined as fleet Operating Days divided by Available Days.

	2013	2012
Available Days (A)	4,327	3,795
Unplanned offhire	(0)	(11)

Operating days (B)	4,327	3,784

Vessel utilization ( B / A)	100.0%	99.7%

(5)	Time charter equivalent revenue is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to total revenue as an indicator of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Time charter equivalent revenue may not be comparable to similarly titled measures reported by other companies. We have included Time charter equivalent revenue because we believe it provides management and investors with additional information to benchmark the commercial performance of our fleet against other comparable public companies and published industry data sources. Set forth below is a reconciliation of total net revenue to time charter equivalent revenue:

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands)
Total Revenue	$85,402	$57,439
Less: Voyage Expenses	(22,294)	0
Plus: Fees Paid to Commercial Managers(b)	4,834	3,628
Plus: Bareboat Charter Adjustments(c)	6,191	6,292

Time Charter Equivalent Revenues	$74,133	$67,359

(b)	Represents fees paid to commercial managers for the commercial operations of our vessels.
(c)	Vessel operating expenses for bareboat charters are paid by the charterer, resulting in an economic benefit to the owner. The amount added back to arrive at TCE income is based on the fleet average operating expenses per vessel.

(6)	Per day figures represent amounts less one-time items and non-recurring costs divided by available vessel days. Adjusted operating expenses contain add backs of $2.1 million and $2.4 million for the years ended December 31, 2013 and 2012, respectively. Adjusted general and administrative expenses contain add backs of $2.0 million and $3.3 million for the years ended December 31, 2013 and 2012, respectively.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. Our business, prospects, financial condition and operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under “Special Note Regarding Forward-Looking Statements.”

Industry Specific Risk Factors

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The nature, timing and degree of these fluctuations are unpredictable and outside of our control. Downward pressure on the demand for tankers or an oversupply of tankers could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products in the world’s economies, including the countries that are a part of the Organization for Economic Cooperation and Development (“OECD”) and China;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	acts of God and natural disasters including, but not limited to, hurricanes and typhoons;

•	global and regional economic and political conditions, including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance oil and oil products are to be moved by sea;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	changes in seaborne and other transportation patterns;

•	seasonal change in demand and specific weather-related events;

•	competition from alternative sources of energy, including nuclear power, natural gas and coal; and

•	refinery utilization and maintenance.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity level of shipyards;

•	the scrapping rate of older vessels;

•	the price of steel;

•	conversion of tankers to other uses;

•	the successful implementation of the single hull phase out;

•	port and canal congestion;

•	the number of vessels that are out of service; and

•	environmental and other concerns and regulations.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates and vessel values may materially decline. These factors, which influence the supply of and demand for shipping capacity, are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We are dependent on spot charter rates and period charter rates, which are dependent on spot market and period market fluctuations, each of which has been at relatively low levels for the last several years. Continued volatility or any decrease in spot charter rates or period charter rates in the future may adversely affect our earnings.

Since we intend to charter a significant portion of our vessels in the spot market, we will be exposed to the cyclicality and volatility of the spot market and will be highly dependent on spot market rates. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. Although spot chartering is common and highly competitive, the spot market may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products as well as tanker supply. Over the last decade, the reported year-average spot TCE rate has varied from $7,500 per day to $64,792 per day and as of March 18, 2014, it was approximately $13,000 per day. See “Industry—Asset Prices.” The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. In addition, the spot market is sensitive to changes in demand for and supply of vessel capacity and consequently is volatile. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, thereby preventing us from meeting our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We also currently have some of our vessels employed on period charters. Our ability to obtain or renew the period charters on our vessels, will depend upon, among other things, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Charter rate volatility over the last several years has had a number of adverse consequences on the tanker industry, including, among other things:

•	an absence of financing for vessels;

•	an absence of an active second-hand market for the sale of vessels;

•	relatively low charter rates, particularly for vessels employed in the spot market, compared to vessel operating expenses;

•	widespread loan covenant defaults in the tanker shipping industry; and

•	declaration of bankruptcy by some operators, traders and ship owners as well as charterers.

If the spot market and period market remain volatile, or if charterhire rates decline, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Increases in fuel prices could adversely affect our profits.

In a spot voyage charter, the vessel owner or pool operator pays the cost of fuel required to execute the voyage, which is a significant vessel operating expense. An increase in the price of fuel beyond our expectations may adversely affect our profitability and cash flows. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The international tanker shipping industry is highly competitive and we may not be able to successfully compete for charters with new market entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of crude oil can be intense and depends on the offered charter rate, the location, technical specification, quality of the vessel and the reputation of the vessel’s commercial manager. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than we are able to offer.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with the International Maritime Organization (“IMO”) (the United Nations agency for maritime safety and the prevention of marine pollution by ships) standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service and technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operation and financial condition.

Failure to fulfill or maintain oil majors’ vetting processes might adversely affect the employment of our vessels in the spot and period market.

Shipping in general and crude tankers in particular have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally, there have been relatively few commercial players in the oil trading business, and the industry is continuously being consolidated. The so called “oil majors,” such as Exxon, BP, Shell, Chevron, ConocoPhillips, Statoil, Petrobras and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping (terminals) of crude and oil products worldwide.

Concerns for the environment have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners, especially vessels and vessel operators. The vetting process has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel operator. For more information on the vetting process, see “Business—Our Charters—Major Oil Company Vetting Process.”

Although our Technical Managers have a track record of successful audits by major international oil companies, if they are unable to maintain this status with oil majors and we are unable to replace them quickly, the employment of our vessels in the spot and period markets may be adversely affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If economic conditions throughout the world do not improve, it may negatively impact our business.

Negative trends in the global economy and capital markets that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of acute challenges, including, among others, uncertainty relating to the European Union, continuing discussions in the United States regarding the federal deficit, a slowing economy in Asia, including in China, and geopolitical turmoil and hostilities in the Middle East. There has historically been a strong link between the strength of the world economy and demand for energy, including oil. A continued period of deterioration in the world economy could reduce the overall demand for oil and lead to decreased demand for tanker vessels, creating downward pressure on charter rates. See “The International Oil Tanker Shipping Industry—Overview.” If such a deterioration continues for an extended period, we may be negatively affected in the following ways:

•	the inability to employ our vessels at favorable charter rates or operate our vessels profitably;

•	a significant decrease in the market value of our vessels, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired;

•	the inability to comply with the financial covenants in our Credit Facility or future financing agreements; and

•	the inability to obtain vessel financing on favorable terms or at all.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Decreased demand for crude oil and shipments of crude oil may adversely affect our financial performance.

The demand for our tankers is derived principally from global demand for crude oil. A wide range of economic, social and other factors could significantly affect the strength of the world’s industrial economies and their demand for crude oil. Historically, such markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil. The global demand for crude oil is correlated generally to economic conditions, and in particular, the economic health of the primary crude oil consumption regions of Asia, Europe and North America. As a result, negative changes in economic conditions in primary crude oil consuming regions could have a material adverse effect on our business, results of operations, cash flows and financial condition. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, and hence crude oil consumption. We cannot assure you, however, that the Chinese economy will not experience a significant contraction in the future. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries may adversely affect economic growth in China and elsewhere.

Decreases in shipments of crude oil could have a material adverse effect on our business, results of operations, cash flows and financial condition. Among the factors which could lead to such a decrease, in addition to those discussed above, are:

•	increased crude oil production close to refining and consumption areas;

•	creation of new pipelines, or increased use of existing pipelines, between production areas and refining areas;

•	a decision by Arabian Gulf, West African and former Soviet Union (“FSU”) oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production; and

•	armed conflict in relevant geographic regions and political or other factors.

Further, it is possible that oil demand may be reduced by an increased reliance on alternative energy sources, a drive for increased efficiency in the use of oil as a result of environmental concerns, or high oil prices. Another factor affecting the global demand for crude oil is the price of crude oil. The world’s oil markets have historically experienced high levels of volatility and have continued thus far to be volatile in 2014. Significant swings and increases in the price of crude oil may affect demand for crude oil, and consequently the demand for tankers. Decreased demand for crude oil could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The sale and purchase market for tanker vessels, both for secondhand vessels and for newbuilding resales, may not provide us with suitable acquisition opportunities, which may impede our ability to acquire suitable vessels and grow our fleet.

The secondhand sale and purchase market for crude tankers has traditionally been relatively liquid and accessible to us, enabling our acquisition of suitable vessels. However, we are reliant on the availability and accessibility of the secondhand market to acquire secondhand vessels and newbuilding resales, and therefore cannot guarantee that we will successfully identify and complete the acquisition of additional suitable vessels. If the secondhand market becomes illiquid or inaccessible to us, we may be unable to acquire additional vessels and it may impede our ability to grow our fleet.

The market values of our vessels may decrease, which could adversely affect our operating results, cause us to breach one or more covenants in our Credit Facility and any other debt instruments, including other credit facilities we may enter into, or limit the total amount we may borrow under such debt instruments.

Tanker values historically have shown significant fluctuations. If the market value of our fleet declines, we may not be in compliance with certain provisions of our Credit Facility, and we may not be able to refinance our debt or obtain additional financing. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to regulation and liability under environmental and operational safety laws and conventions that could require significant expenditures, affect our cash flows and net income and could subject us to significant liability.

The tanker market is a highly regulated industry with high standards of compliance. Our operations will be affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage or increased policy costs for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and third-party claims for personal injury or property damage.

The U.S. Oil Pollution Act of 1990 (“OPA”) affects all vessel owners shipping oil or petroleum products to, from or within the United States. The OPA allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. The OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with the OPA, relevant U.S. Coast Guard regulations, IMO regulations, such as Annex IV and Annex VI to the International Convention for the Prevention of Pollution from Ships (“MARPOL”), European Union directives and other existing laws and regulations and those that may be adopted, ship owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Moreover, the operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. For example, legislation and regulations that require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. Such legislation or regulations may require significant additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations. In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous invasive species having adverse ecological impacts.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, including the United States, and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

In addition, adverse effects upon the oil industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our tanker services. In the long-term, climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term decline in the oil industry could have a material adverse effect on our business, results of operations, cash flows and financial condition that we cannot predict at this time.

Our crude tankers are exposed to risks that could cause our vessels to suffer damage, thereby incurring unexpected drydocking costs and delays or total loss of our vessels, which may reduce revenue or increase expenses.

The shipping industry is an inherently risky business. Our vessels and their cargoes will be at a risk of damage or loss because of events such as marine disasters, business interruptions caused by mechanical failures, fire, explosions and collisions, human error, cargo loss and bad weather. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting, all of which could reduce our revenue or increase our expenses.

The operation of tankers also has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located, and so we may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss that could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in the South China Sea, the Indian Ocean and in the Gulf of Aden. Piratical activity continues to occur in the Gulf of Aden and recently in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the crude tanker industry, and protection against this risk requires vigilance. If these piracy attacks result in regions in which our vessels are trading being characterized by insurers as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for coverage for transits through such designated areas could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden. Any of these occurrences could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. For instance, during a period of war or emergency, a government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Any disruption caused by these factors may interfere with the operation of our vessels, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with sister ship liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Labor interruptions could disrupt our business.

We plan for our vessels to be manned by officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out in the normal course and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months and spring season as a result of increased oil consumption used for heating in the northern hemisphere, and stock building of refined products in advance of the summer season, respectively, and weaker in the summer months due to refinery maintenance. Additionally, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter. We cannot guarantee that the historical seasonal variations will exist in the future.

Company Specific Risk Factors

We are a newly established company, formed in February 2014, and our vessel-owning subsidiaries have a short operating history.

We are a newly incorporated company, formed in February 2014, with no individual operating history. Our vessel-owning subsidiaries took delivery of all of our vessels in 2010 or later. We have a limited performance record and operating history, and, therefore, limited historical financial information upon which you can evaluate our operating performance, and ability to implement and achieve our business strategy. To date, we have not generated earnings, and we cannot assure you that we will be successful in implementing our business strategy.

We may not be able to implement our growth strategy effectively.

Our business plan will primarily depend on identifying suitable modern vessels that are in good condition, acquiring these vessels at favorable prices and profitably employing them on charters to establish and expand our operations. There can be no assurance that we will be able to identify vessels that are suitable for our business plan. Furthermore, the price of vessels is volatile and beyond our control, and any purchase of a vessel involves the risk of misjudging the value of the vessel and of purchasing the vessel at a price higher than what we could have paid had we purchased the vessel at another time. In addition, there can be no assurance that the vessels we identify and acquire will perform at the levels we expect at the time they are acquired.

Our business plan will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels or shipping companies for acquisitions or joint ventures to grow our fleet in the future;

•	successfully integrate any acquired vessels or businesses with our existing operations; and

•	obtain required financing for any new operations.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels or businesses could have a material adverse effect on our business, results of operations, cash flows and financial condition. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flows enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, which we plan to target as well, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and reduce our liquidity.

We expect to enter into a new credit facility that we will use opportunistically for the growth of our Company beyond our initial fleet in a manner that will enhance our earnings, cash flows and net asset value. We may also finance potential future expansions of our fleet through internally generated cash flows or equity financing, including issuances of additional shares of our common stock. If we cannot enter into additional credit facilities on favorable terms, our internally generated cash flows are insufficient or we are unable to complete equity issuances at prices that we deem acceptable, we may need to revise our growth plan or consider alternative forms of financing.

Our growth depends on continued growth in demand for crude oil and oil products and the continued demand for seaborne transportation of crude oil.

Our growth strategy focuses on expansion mainly in the crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for oil and the transportation of crude oil by sea, which could be negatively affected by a number of factors, including:

•	fluctuations in the actual or projected price of crude oil and refined products;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, energy conservation measures or environmental requirements on consumers;

•	economic and financial developments globally, including actual and projected global economic growth;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

The refining industry, which relies on crude oil as its prime source of supply for further processing, may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or canceling certain investment expansion plans, including plans for additional refining capacity. Reduced demand for crude oil and the shipping of crude oil or the increased availability of pipelines used to transport crude oil could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our earnings may be adversely affected if we do not successfully take advantage of the spot market or if we do not successfully employ our vessels on time charters or in pools.

We intend to employ a significant number of our vessels in the tanker vessel spot market. Our financial performance will therefore be substantially affected by potentially volatile conditions in the spot market. Because we may charter some of our vessels on long-term time charters when we want to lock in favorable charter rates and generate predictable revenue streams, our vessels that are committed to time charters may not be available for spot voyages during an upswing in the shipping industry, when spot voyages might be more profitable. In addition, vessels may experience repeated periods of unemployment between spot charters. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo, or ballast time. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably and may have a material adverse effect on our business, results of operations, cash flows and financial condition.

The failure of our charterers to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions there have been reports of time charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under an agreement with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We will be required to make substantial capital expenditures to grow the size of our fleet, which may increase our financial leverage or dilute our shareholders’ ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels. We generally will be required to make installment payments on any newbuildings prior to their delivery, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). We typically would pay 10% to 25% of the purchase price upon signing the purchase contract and pay the balance due at milestone payments during construction and on delivery. If we finance all or a portion of these acquisition costs by issuing debt securities or from borrowings under a new credit facility, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2030 to 2038, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and available cash per share may be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our directors and officers that also hold positions with our Manager may have conflicts of interest with respect to business opportunities and other matters involving both companies.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our executive officers and certain of our directors also currently serve as executive officers or directors of Principal Management or its respective affiliates and do not devote all of their time to our business, and as a result, these individuals also have fiduciary duties to manage the business of Principal Management and its affiliates in a manner beneficial to such entities and their shareholders and may devote less time to our Company than if they were not engaged in other business activities. Consequently, these officers and directors may encounter situations in which our interests and those of Principal Management and its affiliates conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Principal Management or us. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We depend on Principal Management to assist us in operating our business and competing in our markets, and our business will be harmed if Principal Management fails to assist us effectively.

Each of our 12 vessels is subject to a Management Services Agreement with Principal Management as the Manager, pursuant to which Principal Management will provide to us commercial, operational, administrative, and strategic advisory services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by Principal Management. Furthermore, Principal Management’s past performance may not be indicative of their future performance on our behalf. Principal Management has other investment and advisory interests besides our Company and may not focus sufficient attention or resources on our business. Principal Management devotes significant attention and resources to these other relationships, and may devote more time to them in the future. If Principal Management determines to focus attention and resources on their other relationships instead of us, it could negatively affect our ability to conduct our business. Our business will also be harmed if Principal Management fails to perform these services satisfactorily, if it stops providing these services to us for any reason or if it terminates the Management Services Agreements, as it is entitled to do under certain circumstances. In addition, upon any termination of the Management Services Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Principal Management will provide.

If Principal Management suffers material damage to its reputation or relationships, it may harm our ability to:

•	acquire new vessels;

•	enter into new charters for our vessels;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our Manager is a privately held company and there is little information about it publicly available.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our common stock might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on our business, results of operations, cash flows and financial condition. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

We are a holding company, and we will depend on the ability of our future subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company, and our subsidiaries, which are wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to satisfy our financial obligations will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act.

As a public company, we will incur significant legal, accounting and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley” or the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC and the NYSE, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our Manager, management personnel and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

As a publicly traded entity, we will be required to comply with the SEC’s reporting requirements and with the corporate governance and related requirements of Sarbanes-Oxley, the SEC and the NYSE, on which our shares of common stock will be listed. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be required to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We expect to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded company will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

In addition, as discussed elsewhere in this prospectus, as an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with reporting requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. We cannot assure the retention of our management team who are employed by the Manager. The loss of any of these individuals or difficulty in hiring and retaining personnel could have a material adverse effect on our business, results of operations, cash flows and financial condition. We do not intend to maintain “key man” life insurance on any of our officers.

Revenue from four of our vessels is currently directly dependent on our fixed-rate and market-index linked charters with Shell, and the loss of that relationship could reduce our revenues if we cannot quickly find other suitable employment for those four vessels.

Four of our vessels currently derive their revenues from our relationship with Shell, including two vessels employed on market-index linked charters expiring in June 2014 and two vessels operated on fixed-rate time charters expiring in January and February 2015 with an option for an additional year. If the market-index linked charters are terminated or the option to extend the fixed-rate time charters is not exercised, and we cannot quickly find other suitable employment for these vessels, there could be an adverse effect on our business, results of operations, cash flows and financial condition.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We intend to insure vessels we acquire against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs (“P&I Associations”). As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our fleet. We plan to insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered.

We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

In addition, while currently none of our vessels operate under bareboat charters, we have elected to use such bareboat charters in the recent past and may elect to do so again in the future. Under the terms of these charters, the charterer generally provides for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We may have to pay U.S. federal income tax on U.S. source income, which would reduce our net income and cash flows.

We expect that we and certain of our subsidiaries will qualify for certain tax exemptions pursuant to Section 883 of the Code (“Section 883”) upon the closing of this offering, and that we and these subsidiaries will therefore not be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources, as described below. However, there are factual circumstances beyond our control that could cause us or any of these subsidiaries to lose the benefit of this tax exemption. Therefore, we can give no assurances on this matter. If we or any of these subsidiaries were not to qualify for the exemption under Section 883, 50% of our or such subsidiary’s gross shipping income attributable to transportation beginning or ending in the U.S. will be subject to a 4% tax without allowance for deductions. See “U.S. Federal Income Tax Considerations—Exemption of Operating Income from U.S. Federal Income Taxation.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders of our common stock.

A foreign corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of “passive income” or (b) at least 50% of its assets (averaged over the year and generally determined based upon value) produce or are held for the production of “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to their distributions they receive from the PFIC and gain, if any, they derive from the sale or disposition of their stock in the PFIC.

For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations.

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and certain estimates of our gross income and gross assets, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that (a) our income from our spot chartering and time chartering activities does not constitute passive income and (b) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a recent case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, in published guidance, the IRS stated that it disagreed with the ruling in Tidewater and specified that time charters similar to those at issue in the case should have been treated as service contracts. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Code (which elections could themselves have adverse consequences for such shareholder, as discussed under the section captioned “U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences”), such shareholder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, plus interest on such amounts, as if such excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See the section captioned “U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we currently generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We currently generate all of our revenues in U.S. dollars, but we may incur drydocking costs and special survey fees, among other costs and fees, in other currencies. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows and financial condition could be adversely affected.

Our ability to obtain debt financing may depend on macro-economic conditions, the performance of our business and our Manager.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. Since 2008, global financial markets have experienced extraordinary disruption and volatility. The credit and capital markets in the United States, Europe and elsewhere remain distressed and, to different degrees, continue to experience contraction, de-leveraging and reduced liquidity. As a result of this dislocation, many governments, including the U.S. federal government and European Union, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Any changes to securities laws, tax laws, environmental laws or the regulatory regime could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The actual or perceived credit quality of our business and our Manager and market conditions affecting the spot charter market and the credit markets may materially affect our ability to obtain the additional capital resources that may be required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may have a material adverse effect on our business, results of operations, cash flows and financial condition.

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our Credit Facility or future credit facilities which could affect our profitability, earnings and cash flows.

Amounts borrowed under our Credit Facility are tied to LIBOR rates. In recent years LIBOR rates have exhibited volatility, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. The current investigation by regulators around the world into potential manipulation of LIBOR rates may also increase this volatility. Because the interest rates borne by amounts borrowed under our Credit Facility or future credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue it could affect the amount of interest payable on amounts borrowed under our Credit Facility or future credit facilities, which in turn would have a material adverse effect on our business, results of operations, cash flows and financial condition.

We cannot assure you that we will be able to enter into further credit facilities or debt instruments on favorable terms, and restrictive covenants in our Credit Facility or future financing agreements or debt instruments may impose financial and other restrictions on us, such as limiting our ability to pay dividends.

We expect to enter into a further credit facility that we will use opportunistically for the growth of our Company beyond our initial fleet in a manner that will enhance our earnings, cash flows and net asset value. Our ability to enter into such a credit facility is subject to economic, financial and industry conditions and the results of our operations. Our ability to enter into and borrow funds under such a new credit facility to acquire additional vessels may be partially dependent on whether the purchase of the acquired vessels meets certain financial criteria, and whether the vessels meet certain age and other requirements. Additionally, the Credit Facility prohibits us, and any new credit facility may prohibit us, from paying dividends to our shareholders if, among other things, an event of default has occurred and is continuing or if an event of default will occur as a result of the payment of such dividend.

The operating and financial restrictions and covenants in our Credit Facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, the Credit Facility restricts our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grow our business through borrowings alone;

•	incur liens on our assets or charge, pledge or encumber our vessels;

•	sell, transfer, assign or convey assets, or sell or change the beneficial ownership or control of our vessels;

•	make certain advances, investments and loans;

•	change the flag, class, management or ownership of our vessels; and

•	change the technical management of our vessels.

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. Our ability to comply with covenants and restrictions contained in our Credit Facility or future financing agreements or debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our Credit Facility or future financing agreements or debt instruments, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under our Credit Facility or future financing agreements or debt instruments could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition. See the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Credit Facility” for a more comprehensive discussion of our Credit Facility.

We cannot assure you that we will be able to refinance any indebtedness incurred under our Credit Facility.

Our Credit Facility has a final maturity date of September 19, 2019, when all outstanding debt at the time is due to be repaid, and we cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. The actual or perceived credit quality of our charterers, any defaults by them and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flows from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flows in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flows from operations, we may have to sell our assets. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Risk Factors Related to Our Common Stock and Capital Structure

The concentration of our capital stock ownership with the Sponsor and the voting rights held by the Sponsor will limit our common stock holders’ ability to influence corporate matters, and the interests of the Sponsor may not be aligned with ours or our public shareholders.

Under our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) that will be in effect before the closing of this offering, our common stock will have one vote per share, resulting in the Sponsor

controlling in excess of     % of the combined voting power. Therefore, upon the closing of this offering, the Sponsor will own shares of common stock representing     % of the voting power of our outstanding capital stock (or     % if the underwriters exercise their over-allotment option in full). In addition, members of our board of directors or our management team who are affiliated with Principal Management, a related party to Principal Maritime Tankers Corporation, or other individuals providing services under the Management Services Agreements who are affiliated with Principal Management, may receive equity awards under our 2014 Management Incentive Plan.

Through its ownership of our common stock and its relation to our Manager, the Sponsor will have effective control over our affairs and policies, subject to certain limitations, and will control the election of our Board of Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets, all matters requiring shareholder approval and other material transactions for the foreseeable future. The Sponsor has the authority on our behalf to issue additional shares of common stock, implement share repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so, and their control may make it more difficult to reissue additional equity capital in the future, if needed. In addition, the Sponsor will continue to be able to control all matters submitted to our shareholders for approval. Our Articles of Incorporation also restrict common stock holders’ voting rights by providing that if any person or group, other than the Sponsor, owns beneficially 5% or more of the common stock then outstanding, then any such common stock owned by that person or group in excess of 4.9% may not be voted on any matter. The voting rights of any such common stock holders in excess of 4.9% will be redistributed pro rata among the other common stock holders holding less than 5.0% of the common stock.

Furthermore, our Sponsor is in the business of managing investment funds which make investments in, and acquire and hold interests in, companies and assets that compete directly or indirectly with us, as well as companies that represent major counterparties of our business. Our Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to our business, including opportunities involving the acquisition and operation of tankers (whether Suezmax tankers or otherwise), and as a result, such acquisition opportunities may not be available to us. Additionally, the concentration of ownership held by our Sponsor could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a shareholder may otherwise view favorably.

So long as our Sponsor continues to control a significant amount of our outstanding common stock, our Sponsor will continue to be able to strongly influence or effectively control our decisions. The interests of the Sponsor could conflict with our and our public shareholders’ interests in material respects and this concentrated control may cause us to take actions that our common stock holders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

We are an “emerging growth company” and our possible election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and, as a result, we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this irrevocable election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual gross revenues equal or exceed $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). We cannot predict if investors will find our common stock less attractive because we will rely on certain of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for the NYSE, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for the NYSE, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have a majority of our board of directors be independent, have a compensation committee composed solely of independent directors or have an independent nominating function and has chosen to have the full board of directors be directly responsible for nominating members of our board. Accordingly, should the interests of our Sponsor, as our controlling shareholder, differ from those of other shareholders, the other shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we are a foreign corporation organized under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.

We are incorporated in the Republic of the Marshall Islands, and we expect most of our future subsidiaries to be incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our Articles of Incorporation, our Amended and Restated Bylaws (“Bylaws”) and the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, most notably the State of Delaware. However, the rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA in contrast to Delaware, which has a well-developed body of case law interpreting its corporations statute. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. We cannot predict whether Marshall Islands courts would reach the same conclusions regarding the BCA as the Delaware courts would in respect of the Delaware General Corporations Law. See “Certain Marshall Islands Company Considerations.”

We are a Marshall Islands corporation, and substantially all of our assets are located outside of the United States. A majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

Provisions of our Articles of Incorporation and Bylaws contain anti-takeover effects which could adversely affect the market price of our common stock.

Several provisions of our Articles of Incorporation and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or other method that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

“Blank Check” Preferred Stock. Our Articles of Incorporation authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a shareholders rights plan making a takeover more difficult and expensive.

Classified Board of Directors. Our Bylaws provide for the division of our board of directors into three classes of directors. The members of each class will serve staggered, three-year terms beginning upon the expiration of the initial term for each class (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Approximately one-third of our board of directors will be elected each year at the annual general meeting of shareholders. See “Management—Board of Directors and Committees.”

Removal of Directors; Vacancies. Our Bylaws provide that any director may be removed at any time, only for cause, by the affirmative vote of holders of 66 2⁄3% of the outstanding shares of our capital stock entitled to vote in the election of directors; provided, that directors designated by our Sponsor then in office may be removed at any time, with or without cause, by our Sponsor. Vacancies on our board of directors may be filled only by a majority of our board of directors, provided that until our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, certain vacancies caused by an increase in the size of the board of directors must be filled by the directors nominated by our Sponsor then in office. In addition, the removal of a director designated by our Sponsor must be filled by such Sponsor.

No Cumulative Voting. Our Bylaws provide that shareholders do not have the right to cumulative votes in the election of directors.

Shareholder Action by Written Consent; Calling of Special Meetings of Shareholders. Our Bylaws will not permit shareholder action by written consent if less than 50.1% of our outstanding common stock is beneficially owned by our Sponsor. Our Bylaws will also provide that if less than 50.1% of our outstanding common stock is beneficially owned by our Sponsor, special meetings of our shareholders may be called only by our board of directors or the chairman of the board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders are required to give us timely notice in writing thereof. To be timely, a shareholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our Bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders. These provisions generally do not apply to nominations of directors by our Sponsor.

Amendments to the Articles of Incorporation. Our Articles of Incorporation provide, among other things, for the election, removal and classification of our directors, and may only be repealed or amended by a vote of 50.1% or more of the total voting power of our outstanding capital stock; provided, that once our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, our Articles of Incorporation may only be repealed or amended by a vote of 66 2⁄3% or more of the total voting power of our outstanding capital stock. For so long as our Sponsor has the right to designate any director to our board, any amendment to provisions in our Articles of Incorporation relating to the election, removal or classification of directors and related matters will require the consent of our Sponsor.

Bylaw Amendments. Our Bylaws may only be repealed or amended by a vote of 50.1% or more of the total voting power of our outstanding capital stock. In light of the voting rights of our common stock, any amendments to our Bylaws will likely require the approval of our Sponsor; provided, that once our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, our Bylaws may only be repealed or amended by a vote of 66 2⁄3% or more of the total voting power of our outstanding capital stock. For so long as our Sponsor has the right to designate any director to our board, any amendment to provisions in our Bylaws relating to the election, removal and classification of directors and related matters will require the consent of our Sponsor.

Purchasers in this offering will experience immediate and substantial dilution of $             per share of common stock.

The assumed initial public offering price per share of common stock exceeds the pro forma net tangible book value per share of common stock, immediately after this offering. Based on an assumed initial public offering price of $             per share, you will incur immediate and substantial dilution of $             per share. Please read “Dilution” for a more detailed description of the dilution that you will experience upon the completion of this offering.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, will dilute your ownership interests and may depress the market price of the common stock.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

We plan to finance potential future expansions of our fleet primarily through equity financing and internally generated cash flows. Therefore, subject to the rules of the NYSE, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time. As a consequence:

•	Our existing shareholders’ proportionate ownership interest in us will decrease.

•	The amount of cash available for distribution as dividends payable on our common stock may decrease.

•	The relative voting strength of each previously outstanding share may be diminished.

•	The market price of our common stock may decline.

In addition, if we issue shares of our common stock in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of common stock in this offering.

There is no existing market for our common stock, and we cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to list our shares of common stock on the NYSE under the symbol “PMAR.” We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile following this offering.

If the stock price of our common stock fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above under “—Company Specific Risk Factors” and the following:

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investors’ perception of us and the tanker shipping industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “project,” “might,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus. Some of the factors that we believe could materially affect our results include:

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of our debt, if any;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements, including the inability to pay dividends;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	future supply of, and demand for, crude oil generally or in particular regions;

•	changes in demand or charterhire rates in the tanker shipping industry and the loss of certain of our customers;

•	changes in the supply of crude tankers and factors affecting supply, including the number of newbuildings entering the world crude tanker fleet each year or lower than anticipated scrapping of older vessels;

•	changes in regulatory requirements applicable to the oil transport industry, including, without limitation, requirements adopted by international organizations or by individual countries and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	changes in the requirements and standards imposed on shipping companies by the oil majors;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements;

•	changes in general domestic and international political conditions;

•	changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures;

•	the ability to leverage our and Principal Management’s relationships and reputation in the shipping industry;

•	the ability of Principal Management to successfully manage our fleet and the attention and resources Principal Management directs to us, particularly as our fleet expands and our charters expire;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;

•	the ability to maintain qualifications for long-term business with oil majors and other major charterers;

•	the ability to maximize the use of vessels;

•	the ability to charter-in and subsequently charter out profitably;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the anticipated incremental general and administrative expenses as a public company, which will increase further when we are no longer an emerging growth company or a controlled company, and expenses under service agreements with other affiliates of Principal Management or third parties;

•	the anticipated taxation of our company;

•	the expected lifespan of our vessels;

•	the ability to employ and retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	volatility in LIBOR rates; and

•	our business strategy and other plans and objectives for future operations.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus, which speak only as of the date of this prospectus, may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds from this offering without exercise of the underwriters’ option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $             per share, which represents the midpoint of the estimated offering price range set forth on the front cover of this prospectus. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $             million.

Based upon the number of shares of common stock offered by us in this offering as set forth on the cover page of this prospectus (without exercise of the option to purchase additional shares by the underwriters), a $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million ($             million, if the underwriters exercise in full their option to purchase additional shares), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use $                 of the net proceeds from this offering to permanently reduce the debt outstanding under our Credit Facility, which had an outstanding principal balance of $360 million as of February 28, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Credit Facility.” The Credit Facility bears interest at an annual rate of LIBOR plus 3.5% and is due on September 19, 2019. Amounts repaid under our Credit Facility may not be reborrowed. The proceeds from this loan were used to fund, in part, the acquisition cost of certain vessels and to pay related fees and expenses. See “Capitalization.” The remaining net proceeds will be used for general corporate purposes, including the possible acquisition of vessels. At this point, however, we do not have any definitive agreements to acquire any particular vessels.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on an as adjusted basis after giving effect to the Transactions, including:

(i)	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

(ii)	the reduction of debt outstanding under our credit facility of $ million.

You should read this table in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual(1)	As Adjusted
	(in thousands)
Cash and cash equivalents	$42,277	$

Debt:
Credit Facility	360,000		(2)

Members’ Equity and Shareholders’ equity:
Members’ paid in capital	498,490
Common Stock, par value $0.01 per share: million shares authorized; 0 and shares issued and outstanding actual and pro forma, respectively	—		(3)
Additional paid in capital	—		(4)
Accumulated deficit	(95,936)

Total members’ equity	402,554
Total shareholders’ equity	—

Total capitalization	$762,554	$

(1)	Reflects the historical capitalization of our predecessor, Triton Holdings.
(2)	Reflects reduction in the Credit Facility by the amount of $ million with a portion of the proceeds of this offering.
(3)	Represents the issuance of shares of common stock with par value $0.01 per share and no exercise of the underwriters’ over-allotment option.
(4)	Reflects net proceeds of the offering and the $ million contribution by Principal Maritime Tankers Corporation amounted to reduced by the common stock of $ .

DILUTION

Dilution is the amount by which the offering price per share of common stock will exceed the net tangible book value per share of our common stock after this offering. Giving effect to the formation and contribution transactions relating to this offering, and assuming an initial public offering price of $             per share of common stock, on a pro forma basis as of December 31, 2013, after giving effect to this offering of common stock, as adjusted for the application of the net proceeds in the manner described under “Use of Proceeds,” our pro forma as adjusted net tangible book value was $             million, or $             per share. Purchasers of our common stock in this offering will experience substantial and immediate dilution in net tangible book value per share, as illustrated in the following table.

Per Share
Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of December 31, 2013(1)	$
Increase in net tangible book value per share attributable to purchasers in this offering	$

Less: Pro forma as adjusted net tangible book value per share(2)	$

Immediate dilution in net tangible book value per share to purchasers in this offering	$

(1)	Determined by dividing the total number of shares of common stock to be outstanding after this offering into our pro forma net tangible book value, before giving effect to the application of the net proceeds of this offering.
(2)	Determined by dividing the total number of shares of common stock to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value by $             million, the pro forma as adjusted net tangible book value per share by $             per share and the dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, on a pro forma basis as of December 31, 2013, the number of shares of common stock purchased from us and the total consideration contributed or paid to us by the purchasers of common stock in this offering upon consummation of the transactions contemplated by this prospectus (before deducting the underwriting discount and commissions and offering expenses payable by us in connection with this offering).

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Sponsor			%	$		%	$
New investors

Total			%	$		%	$

OUR DIVIDEND POLICY

You should read the following discussion of our dividend policy in conjunction with specific assumptions included in this section. In addition, you should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Following our offering we do not initially expect to pay dividends to the holders of our common stock. Pursuant to the current terms of our Credit Facility we cannot pay a dividend until 2016, but we are in discussions with the relevant parties to modify the Credit Facility to allow for dividend payments prior to 2016. Upon the necessary modification of our Credit Facility our board of directors will regularly look at such factors as our operating results, capital requirements and the prevailing tanker market to determine whether a dividend payment is appropriate at that time. Our shareholders, however, have no contractual or other legal right to receive dividends under our dividend policy or otherwise.

As a holding company, our ability to make distributions, if any in the future, to our shareholders will depend upon the performance of subsidiaries we have formed and will form to own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of current and future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

Our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus entitled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present the selected historical consolidated financial information of our predecessor, Triton Holdings, as of and for the periods presented. The selected historical consolidated financial information as of and for the fiscal years ended December 31, 2013 and 2012 should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Except as otherwise described herein, our interim unaudited financial statements have been prepared on a basis consistent with our annual audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, considered necessary for a fair statement of such data.

The financial data presented herein are not necessarily indicative of results of future operations. Financial data for periods of other than a fiscal year may not be indicative of results of operations over a fiscal year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization” and our financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands, other than per share data, vessels and days)
Income Statement Data:
Total revenue	$85,402	$57,439
Expenses
Voyage expenses	22,294	0
Vessel operating expenses	33,486	29,297
Depreciation and amortization	31,371	27,968
General and administrative expenses	7,015	7,539
Interest expense, net	18,709	19,560

Net loss	$(27,473)	$(26,925)

Pro forma Earnings per share(1):
-Basic
-Diluted
Pro forma Weighted-average shares outstanding(1):
-Basic
-Diluted
Pro forma as adjusted earnings per share(2):
-Basic
-Dilute
Pro forma as adjusted weighted-average shares outstanding(2):

Other Data:
EBITDA(3)	$22,607	$20,603
Adjusted EBITDA(3)	26,690	26,258
Average number of vessels	11.9	10.4
Number of vessels at period end	12.0	11.0
Operating days(4)	4,327	3,784
Available vessel days(4)	4,327	3,795
Vessel utilization(4)	100%	99.7%
Time charter equivalent revenue per available vessel day(5)	$17,134	$17,800
Adjusted operating expenses per available vessel day(6)	$7,252	$7,066
Adjusted G&A per available vessel day(6)	$1,165	$1,124

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands)
Balance Sheet Data:
Cash and current assets	$66,954	$37,287
Vessels, net	684,566	659,153
Total assets	774,286	721,722
Total debt	360,000	370,517
Total equity	402,554	344,797

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,537	$(1,979)
Investing activities	(48,484)	(202,405)
Financing activities	67,228	179,826

(1)	Represents pro forma income (loss) per share, based on income (loss) for the periods presented divided by the total number of shares of common stock to be outstanding after this offering, and weighted average shares outstanding assuming this offering occurred at the beginning of the respective period.
(2)	Represents pro forma as adjusted income (loss) per share, based on income (loss) for the periods presented divided by the total number of shares of common stock to be outstanding after this offering, giving effect to the application of the net proceeds of this offering using the mid-point of the price range set forth on the cover page of this prospectus, and weighted average as adjusted shares outstanding assuming this offering occurred at the beginning of the respective period, giving effect to the application of the net proceeds of this offering using the mid-point of the price range set forth on the cover page of this prospectus.
(3)	EBITDA and Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as alternatives to net loss as an indicator of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included EBITDA and Adjusted EBITDA because we believe they provide management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt.

EBITDA and Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	do not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

Set forth below is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands)
Net Loss	$(27,473)	$(26,925)
Plus: Interest and other expenses	18,709	19,560
Plus: Depreciation & amortization	31,371	27,968

EBITDA	22,607	20,603

Plus: One-time items and non-recurring costs(a)	4,083	5,655

Adjusted EBITDA	$26,690	$26,258

(a)	Consists of one-time items and non-recurring costs including predelivery expenses, fees paid to our Sponsor and non-recurring research and professional fees which are not expected to be incurred by us in the future that we believe are not indicative of the ongoing performance of our core operations.

(4)	Operating days are defined as Available Days less unplanned and non-reimbursed offhire days. Available Days are days that vessels are available to earn revenue. In general, all calendar days except when a vessel is performing a scheduled regulatory drydock are Available Days. Vessel utilization is defined as fleet Operating Days divided by Available Days.

	2013	2012
Available Days (A)	4,327	3,795
Unplanned offhire	(0)	(11)

Operating days (B)	4,327	3,784

Vessel utilization ( B / A)	100.0%	99.7%

(5)	Time charter equivalent revenue is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to total revenue as an indicator of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Time charter equivalent revenue may not be comparable to similarly titled measures reported by other companies. We have included Time charter equivalent revenue because we believe it provides management and investors with additional information to benchmark the commercial performance of our fleet against other comparable public companies and published industry data sources. Set forth below is a reconciliation of total net revenue to time charter equivalent revenue:

	Year Ended December 31, 2013	Year Ended December 31, 2012

	(in thousands)
Total Revenue	$85,402	$57,439
Less: Voyage Expenses	(22,294)	0
Plus: Fees Paid to Commercial Managers(b)	4,834	3,628
Plus: Bareboat Charter Adjustments(c)	6,191	6,292

Time Charter Equivalent Revenues	$74,133	$67,359

(b)	Represents fees paid to commercial managers for the commercial operations of our vessels.

(c)	Vessel operating expenses for bareboat charters are paid by the charterer, resulting in an economic benefit to the owner. The amount added by to arrive at TCE income is based on the fleet average operating expenses per vessel.

(6)	Per day figures represent amounts less one-time items and non-recurring costs divided by available vessel days. Adjusted operating expenses contain add backs of $2.1 million and $2.4 million for the years ended December 31, 2013 and 2012, respectively. Adjusted general and administrative expenses contain add backs of $2.0 million and $3.3 million for the years ended December 31, 2013 and 2012, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited balance sheet and related notes and the audited financial statements and related notes and the unaudited interim financial statements and related notes of Triton Holdings included elsewhere in this prospectus. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated.

This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, see the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading provider of international seaborne transportation services for crude oil and petroleum products. As of January 31, 2014, we owned and operated a fleet of 12 modern Suezmax tankers with an aggregate carrying capacity of 1,877,000 DWTs. Our vessels were built at leading shipyards and include three groups of sister ships, which we believe results in improved scheduling flexibility and higher operating efficiency through economies of scale for these ten ships. We believe that our fleet’s average age of approximately four years, which is younger than the average age of approximately nine years for the world crude tanker fleet, makes our fleet attractive to our customers and also reduces operating costs and increases our fleet’s reliability, which improves utilization. We were incorporated in 2014 under the laws of the Marshall Islands and our wholly-owned subsidiary, Veritable, was established by our Sponsor in early 2010.

We have enlisted Principal Management to act as our Manager. Principal Management has a strong track record of successfully satisfying the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Exxon, Chevron, BP, PetroChina and Unipec. The technical managers of our fleet are Northern Marine and Bernhard Schulte, which are both recognized and well-respected managers in the international shipping industry. We believe this structure will continue to allow us to grow efficiently while maintaining cost-effective operations. Please read “Our Managers and Management-Related Agreements” for further information regarding the Management Services Agreements.

Our Fleet

All of the tanker vessels in our fleet were acquired from early 2010 through 2013. Our modern fleet currently consists of 12 high-quality Suezmax tankers with an aggregate cargo carrying capacity of 1,877,000 DWTs. The average age of our fleet is approximately four years compared with an average age of approximately nine years for the world crude tanker fleet. All of our vessels were built at by leading shipbuilders that have significant experience in building Suezmax tankers. We believe our young fleet serves as a strong foundation for the future growth of our business. We anticipate additional opportunities to expand our fleet through acquisitions of modern tanker vessels in the future, and this will enable us to become a larger service provider to our customers.

Approach to Fleet Employment

We utilize a balanced employment strategy for our fleet which provides us with the ability to benefit from upswings in tanker spot market earnings through (a) strategic proprietary spot trading arrangements, (b) pool participations and (c) market-index linked time charters, as well as a stable base of contracted cash flows from fixed-rate time charters. We currently employ eight of our 12 vessels with Shell in a combination of strategic proprietary spot trading arrangements, market-index linked time charters and fixed-rate time charters. Three of our 12 vessels currently operate in a pool with Stena Sonangol and one vessel is employed in a strategic proprietary spot trading arrangement with Core Petroleum. We believe that operating vessels through strategic proprietary spot trading arrangements, pools and market-index linked time charters, relative to operating directly in the spot market, is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. Our vessels are also qualified to perform voyages for other major oil companies such as Exxon, Chevron, and BP. We believe that our charter arrangements with blue-chip customers position us to benefit from a recovery in the global crude tanker market while providing us with a stable base of cash flows. While one of our key strategies is to utilize a balanced vessel employment strategy, we will continuously monitor the tanker market and evaluate our vessel employment strategy on an ongoing basis.

Dividend Policy

Following our offering we do not initially expect to pay dividends to the holders of our common stock. Pursuant to the current terms of our Credit Facility we cannot pay a dividend until 2016, but we are in discussions with the relevant parties to modify the Credit Facility to allow for dividend payments prior to 2016. Upon the necessary modification of our Credit Facility our board of directors will regularly look at such factors as our operating results, capital requirements and the prevailing tanker market to determine whether a dividend payment is appropriate at that time. Our shareholders, however, have no contractual or other legal right to receive dividends under our dividend policy or otherwise. Please read “Our Dividend Policy” and “Risk Factors” for additional information regarding our dividend policy and a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenues

We generate revenues by charging customers for the transportation of their crude oil and related petroleum products using our vessels, as well as in some instances, by charging vessel operating customers for the exclusive use of our vessels for their own business activities. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage or spot market charter. The voyage or spot market generally refers to the part of the tanker market where vessels are employed for a single voyage. The vessel earns income for each individual voyage, and the owner pays for bunkers and port charges. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events and weather. Idle time between voyages is possible depending on the availability of cargo and position of the vessel. Under a voyage or spot market charter contract, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel expenses, and the revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed.

•	Time charter. Revenues from time chartering vessels are based on a contract for the use of a vessel for a specific period of time at fixed or variable rates. The vessel owner is responsible for providing the crew and paying operating costs while the charterer is responsible for fuel and other voyage costs.

•	Bareboat charters. Bareboat charters are when vessels we own are chartered to ship operating customers for a fixed period of time at rates that are generally fixed and where the charterer is responsible for the operation of the vessel.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter	Bareboat Charter
Typical contract length	Single voyage	One year or more	One year or more
Hire rate basis(1)	Varies	Daily	Daily
Voyage expenses(2)	We pay	Customer pays	Customer pays
Vessel operating expenses(3)	We pay	We pay	Customer pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunkers) costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.
(3)	Defined immediately below.

We currently employ eight of our 12 vessels with Shell. Four of these vessels are commercially managed by Shell and employed on strategic proprietary spot trading arrangements carrying Shell oil and on voyage charters to third parties, including other oil majors, oil traders and national oil companies. Two of our vessels are employed with Shell on market-index linked charters with expirations in June 2014. Two of our vessels are operated by Shell on fixed-rate time charters expiring in January 2015 and February 2015, each with charterer’s options for a second year. The initial charter year is at a fixed daily rate of $15,066 while the additional year would be at a fixed daily rate of $18,066. We believe that having a strategic commercial relationship with an oil major such as Shell results in increased utilization and higher earnings.

Three of our 12 vessels currently operate in a pool with Stena Sonangol. We have appointed Stena Bulk as Pool Manager for our three vessels in the Stena Sonangol pool. The Pool Manager provides normal chartering, post fixture and operational services as per best industry practice. We believe that operating vessels within a pool is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. Please read “Our Management and Management-Related Agreements—Pool Manager Agreements” for further information regarding the Pool Manager Agreements.

One of our 12 vessels is commercially managed by Mjolner Shipping, a subsidiary of Core Petroleum, and is employed in a strategic spot trading arrangement whereby the vessel carries proprietary crude oil cargos on dedicated Pacific trade routes.

We believe that a mix of spot market trading combined with fixed charter earnings with an oil major presents a balanced portfolio able to capitalize on market volatility while also providing predictable earnings and cash flows.

Vessel Operating Expenses

With the exception of our vessels under bareboat charters, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, stores, lubricating oils, insurance, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crewing and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most significant repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Drydocking

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, given the younger age of our fleet, each vessel is drydocked every 60 months, with intermediate in-water surveys conducted in between drydockings. Upon acquisition of a vessel, a portion of the original vessel cost is capitalized as drydock costs. This amount is amortized on a straight line basis through to the expected date of the next drydocking. Deferred drydocking costs will include actual costs incurred at the drydock yard; materials, labor, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation

Depreciation expense typically consists of: (i) charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and (ii) charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent Rates

Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by dividing net revenue before any commissions paid to our commercial managers (time charter equivalent revenues) by the number of days in the period. We adjust our net revenue by the fees paid to commercial managers to derive the true spot market voyage performance of the fleet. We also add operating expenses that we did not incur under bareboat charter arrangements to account for the economic value of those arrangements. We believe the number reported as daily TCE per vessel is directly comparable to published market rates and indices and is the primary way we benchmark the performance of our fleet.

Items You Should Consider When Evaluating Our Results

We believe the principal factors that will affect our future results of operations include economic, regulatory, financial, credit, political and governmental conditions that impact countries and markets in which our vessels engage in trade. You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our voyage revenues are affected by cyclicality in the tanker markets. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

•	Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets have historically been somewhat stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere but weaker in the summer months as a result of lower oil consumption in the Northern Hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling.

•	Our financial results will reflect changes in our capital structure. One of our wholly owned subsidiaries is a borrower under the Credit Facility, which will be partially repaid following this offering. Further credit facilities may be utilized to fund a portion of future vessel acquisitions after this offering. Consequently, the amount outstanding under such facilities may change significantly after this offering and our historical interest expense may not be indicative of our future interest expense.

•	Our general and administrative expenses will be affected by the costs we will incur from being a public company. We will incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, annual listing fees, and tax compliance expenses.

•	Our historical results of operations and cash flows are not indicative of future results. Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected from any future period, principally due to the number of vessels in operation for the comparable periods and differences in the fleet employment strategy for each period.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Results of Operations

The number of vessels in our fleet for the year ended December 31, 2013 increased from eleven to twelve following the acquisition of a vessel during the period, compared to the year ended December 31, 2012 during which time our fleet size increased from seven to eleven vessels following the acquisition of four vessels.

Vessel Revenues

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(in thousands except for days and TCE)
Fleet TCE Results

Total Revenue	$85,402	$57,439
Less: Voyage Expenses	(22,294)	0
Plus: Fees Paid to Commercial Managers(1)	4,834	3,628
Plus: Bareboat Charter Adjustments(2)	6,191	6,292

Time Charter Equivalent Revenues	$74,133	$67,359

Available Days	4,327	3,784
Daily TCE Per Vessel	$17,134	$17,800
Number of Vessels (end of period)	12	11

(1)	Represents fees paid to commercial managers for the commercial operations of our vessels.
(2)	Vessel operating expenses for bareboat charters are paid by the charterer, resulting in an economic benefit to the owner. The amount added to arrive at TCE income is based on the fleet average adjusted operating expenses per vessel.

Total revenue totaled $85.4 million for the year ended December 31, 2013, as compared to $57.4 million for the year ended December 31, 2012, an increase of $28.0 million or 48.7%. The change in total revenue resulted from an increase in revenue days due to the impact of additional vessels added to the fleet, the shift of five vessels onto voyage charter employment where we receive gross voyage charter income and are also responsible for voyage expenses, partially offset by a decline in spot exposed TCE.

TCE declined 3.7% from $17,800 per vessel day for the year ended December 31, 2012 to $17,134 per vessel day for the year ended December 31, 2013 because our vessels employed in the spot market were negatively impacted by weaker demand for crude oil transportation.

Vessel Operating Expenses

Total vessel operating expenses for the year ended December 31, 2013 amounted to $33.5 million, as compared to $29.3 million for the year ended December 31, 2012, an increase of $4.2 million, or 14.3%, primarily due to the increase in the size of our fleet and an increase in the daily operating costs of our vessels.

General and Administrative Expenses

General and administrative expenses amounted to $7.0 million for the year ended December 31, 2013 and $7.5 million for the year ended December 31, 2012, a decrease of $0.5 million or 7%. The decrease was due to a reduction in fees paid to our Sponsor.

Depreciation and Amortization

Depreciation and amortization expense increased to $31.4 million for the year ended December 31, 2013 from $28.0 million for the year ended December 31, 2012, an increase of $3.4 million or 12.1%. The increase was directly attributable to depreciation on newly acquired vessels.

Interest Expense, Net

Interest expense was $18.7 million for the year ended December 31, 2013, a decrease of $0.9 million or 4.4% from $19.6 million for the year ended December 31, 2012. The decrease in interest expense was a result of a lower LIBOR rate on our outstanding loan balances.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be existing cash and cash equivalents, the cash flows generated from our vessel operations and the net proceeds from this offering of our common stock, which will be $             million after deduction of the underwriting discount and commissions and estimated expenses payable by us. We will require capital to fund additional acquisitions, operating expenses and debt service, for which we expect the main sources to include a combination of cash flows from operations, additional debt facilities and equity offerings.

We believe cash flows from operations and the net proceeds from this offering will be sufficient to meet our existing liquidity needs of our currently owned fleet for the next 12 months.

Our long-term liquidity needs are comprised of our debt repayment obligations for our Credit Facility, which we intend to partially repay using the proceeds of this offering, and future drydock expenses.

Given that we dry docked one of our vessels for its initial 5-year survey at the end of 2011 and our remaining vessels are not due for their special surveys until periods starting in 2015, we do not anticipate any vessels in our current fleet will require drydocking within the next 12 months.

We plan on using the net proceeds from this offering, after offsetting any working capital and other general corporate expense needs, to partially repay our Credit Facility and for the possible acquisition of vessels. In order to purchase additional vessels that meet our strategic goals, we may need to use debt financing and raise additional equity. We have commenced discussions on a new credit facility that we anticipate using for additional vessel acquisitions.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
	2013	2012
	(in thousands)
Cash Provided by (Used) in:
Operating activities	$2,537	$(1,979)
Investing activities	(48,484)	(202,405)
Financing activities	67,228	179,826

Operating Cash Flows

Net cash flows from operating activities depends on the number of vessels in operation in our fleet, borrowings and interest expense related to the new vessel acquisitions, spot voyage market rates, and fluctuations in working capital balances. At the December 31, 2013, we owned and operated twelve Suezmax tankers as compared to eleven as of December 31, 2012.

Net cash provided by operating activities increased to $2.5 million for the year ended December 31, 2013, from the use of $1.9 million for the year ended December 31, 2012. This primarily reflects an increase in cash vessel operating income due to the increased size of the fleet, partially offset by a greater increase in the working capital necessary to support the increased fleet size.

Investing Cash Flows

Net cash flows from investing activities represent vessel acquisition costs and deposits paid for vessel delivery commitments.

Net cash used in investing activities for the year ended December 31, 2013 included the acquisition of one Suezmax vessel and totaled $48.5 million. For the same period in 2012, we incurred $202.4 million to acquire four Suezmax vessels and to fund the initial deposit on another Suezmax vessel.

Financing Cash Flows

Net cash flows from financing activities include capital contributed from our equity sponsor and the borrowings under the Credit Facility, partially offset by scheduled principal repayments on borrowings, and deferred financing costs incurred in connection with the Credit Facility.

Net cash provided by financing activities for the year ended December 31, 2013 was $67.2 million, a decrease of $112.8 million over the same period in 2012. The decrease results from a reduction in equity funding and bank borrowings as fewer vessels were purchased.

Capital Expenditures

We do not plan to drydock any of our vessels within the next twelve months. Our vessels are not scheduled to be drydocked until starting in 2015.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Borrowings

The long-term borrowings are reflected in the balance sheet as “Long-term debt” and as current liabilities in “Current portion long-term debt.” As of December 31, 2013, long-term debt was $360.0 million and the current portion of long-term debt was $0.

Term Credit Facility

One of our subsidiaries, acting as a borrower, entered into a $360 million term loan credit facility (the “Credit Facility”) with a syndicate of banks led by Nordea Bank Finland Plc, New York Branch (“Nordea”) in September 2013. Our obligations under the Credit Facility are secured by first-priority mortgages covering each of our vessels and are guaranteed by our subsidiaries. The Credit Facility was entered into to repay the outstanding indebtedness under a credit agreement dated September 9, 2010, as amended, by and among the borrower and the syndicate of banks led by Nordea, which had been used to fund a portion of the acquisition costs of crude tanker vessels between 2010 and 2013.

The loans under the Credit Facility bear interest at a rate per annum equal to LIBOR plus 3.50% per annum. Beginning in December 2016, we are required to repay loans under the Credit Facility in a straight line manner per a quarterly amortization schedule stipulated by our lenders, which we presently calculate to be $8.3 million per quarter. Principal payments are due quarterly. The indebtedness has a final maturity date of September 19, 2019, the sixth anniversary of the date we entered into the Credit Facility, when all outstanding debt at the time is due to be repaid in a balloon payment.

Our Credit Facility contains restrictive covenants that restrict us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering our vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; and selling or changing the beneficial ownership or control of our vessels. We were in compliance with all the covenants of our Credit Facility as of December 31, 2013. Our prior credit agreement dated September 9, 2010 contained similar covenants and we were in compliance with all such covenants as of December 31, 2012.

In addition, the Credit Facility requires us to:

•	maintain positive working capital (as defined in the Credit Facility) at all times;

•	maintain minimum liquidity by holding cash or cash equivalents of at least (x) if the borrower and its subsidiaries own 12 vessels or less on such date, $20,000,000 or (y) if the borrower and its subsidiaries own more than 12 vessels on such date, the sum of (i) $20,000,000 and (ii) $1,000,000 multiplied by the result obtained from subtracting 12 from the number of vessels owned by the borrower and its subsidiaries;

•	maintain a debt to total capital ratio (as defined in the Credit Facility) of less than or equal to 0.70 to 1.00; and

•	prior to September 19, 2016, repay our loans with any cash on our balance sheet in excess of $15 million over the minimum liquidity amount described in the minimum liquidity covenant described above.

We are required to maintain an aggregate market value of our financed vessels equal to at least 140% of the aggregate amount outstanding under the Credit Facility. If the aggregate market value of our financed vessels falls below 140% of the aggregate amount outstanding under the Credit Facility, we will have a 30 day remedy period during which we may post additional collateral or reduce the amount outstanding under the Credit Facility. We were in compliance with the minimum market value threshold of our Credit Facility as of December 31, 2013. Our prior credit agreement dated September 9, 2010 contained a similar minimum value clause and we were in compliance as of December 31, 2012.

The Credit Facility, as currently in effect, restricts us from paying dividends until December 2016, provided that we may pay dividends thereafter so long as: (a) no default or event of default exists at the time of such dividend and after giving effect thereto; (b) at the time of such dividend and immediately after giving effect thereto, Unrestricted Cash and Cash Equivalents (as defined in the Credit Facility) of the borrower are equal to or greater than the sum of (x) the Minimum Liquidity Amount (see above) and (y) $15,000,000; and (c) the aggregate amount of all such dividends paid in any fiscal year shall not exceed 50% of the consolidated net income of the borrower for the fiscal year immediately preceding the fiscal year in which such dividends are paid or, in the case of the 2016 fiscal year, for the period starting in September 2016 and ending on December 31, 2016 (the “Restricted Payment Cap”), provided, however, that, to the extent that actual dividends paid in any fiscal year are less than the Restricted Payment Cap, 100% of the difference between the Restricted Payment Cap and such dividends paid shall, in addition to any dividends permitted in succeeding fiscal years, be available for dividends in succeeding fiscal years.

Events of default under the Credit Facility include:

•	a failure to pay principal or interest when due;

•	any material inaccuracy of any representation, warranty or statement;

•	any breach of a covenant or agreement (subject to cure in certain cases);

•	a default under any indebtedness other than the Credit Facility in aggregate of $10 million or greater;

•	certain events of insolvency or bankruptcy;

•	a default under ERISA regulatory requirements;

•	a failure in the effectiveness of security documents entered into in connection with the Credit Facility;

•	a failure in the effectiveness of any subsidiaries guaranties or any material provision thereof, entered into in connection with the Credit Facility;

•	an unsatisfied uninsured material judgment following final appeal; or

•	a change of control, defined in the Credit Facility to occur when (following an IPO): (i) a majority of seats on the board of directors of the borrower is composed of members who were not nominated by the board of directors of the borrower or our Sponsor, or appointed by directors so nominated, or appointed by our Sponsor; (ii) any person or group other than our Sponsor acquires a voting interest of 33% or more of our issued share capital, unless our Sponsor owns a majority of voting power of our issued share capital; or (iii) if our Sponsor owns less than 20% of the voting power and economic interests of our issued share capital.

Contractual Obligations and Commercial Commitments

The following table summarizes our long-term contractual obligations as of December 31, 2013:

	Total	2014	2015 - 2016	2017 - 2018	Thereafter
	(in thousands)
Loan Obligations	$360,000	$0	$8,301	$66,404	$285,295
Interest on Loan Obligations(1)	72,193	13,500	27,037	24,193	7,464

Total contractual obligations	$432,193	$13,500	$35,338	$90,597	$292,759

(1)	Interest expense on our loan is variable and based on LIBOR. The payments in the above schedule were calculated using the current LIBOR rate as of December 31, 2013 of 0.25% plus a margin of 3.5%, which is the margin on the Credit Facility. The calculations assume we do not prepay the Credit Facility.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital resources.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments and that effect the reported amounts of assets and liabilities, revenues and expenses and related disclosures at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a higher degree of judgment and the methods of their application. For a description of all our significant accounting policies, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Since inception, we have generated our revenues from both spot market exposed and fixed-rate charter agreements.

We use third-party commercial managers, including Shell and Core Petroleum, to arrange spot voyage charters for the vessels on our behalf. Under a voyage or spot market charter contract, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel expenses. Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident.

Under our pooling arrangement with Stena Sonangol, the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. We recognize revenue from these pool arrangements based on our portion of the net distributable income reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees.

Voyage expenses primarily include only those specific costs which are borne by us in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains.

Vessels that operate under market index linked time charters receive monthly payments based on the results of a proprietary basket of Suezmax market rates. Vessels that operate under fixed rate time charters or bareboat charters receive monthly payments at a fixed rate. We recognize this revenue in the month it is earned.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spare parts and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under spot voyage and time charter agreements the operating expenses are assumed by the operator of the vessel. Under bareboat charters, operating costs are borne by the charterer.

Trade Receivables

Trade receivables include accounts receivable due from Stena Sonangol and accrued voyage revenue. Our revenue is based on contracted charter parties through the pool arrangement or our commercial managers. However, there is always the possibility of dispute over terms and payment of hires and freights. At each balance sheet date, all potentially uncollectible accounts are assessed for purposes of determining the appropriate provision for doubtful accounts.

Vessel Lives and Residual Value

Vessels are stated at historical cost less accumulated depreciation. Included in vessel costs are expenditures made to prepare the vessel for its initial voyage and other costs, such as newbuilding site supervision incurred during the construction period. Vessels are depreciated on a straight line basis over their estimated useful lives, less an estimated residual value. We estimate the useful life of a vessel to be 25 years from the date the vessel is delivered from the shipyard. We estimate residual value based on a 10-year average of scrap prices assessed at the time of delivery.

Impairment of Long-lived Assets

We review vessels and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred that would require modification to the carrying values or their useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that a vessel impairment occurs, we would record a charge to net income based on an analysis of the vessel’s carrying value to the discounted projected cash flows and/or estimated fair value. Various factors, including forecasted future rates, estimated scrap values, future drydocking and operating costs are included in the analysis.

Estimated future Suezmax TCE rates that drive vessel revenue in the forecast are derived from an in-depth examination of the global demand for crude oil transportation and the estimated supply of vessels available to service that demand. We take into account economic operating speeds and generate a freight rate forecast for our Suezmax fleet. Beyond a five year forecast period until the end of the estimated useful life of our assets, we have grown both revenue and vessel related expenses at expected inflation rates. International bulk shipping is cyclical; however, we believe we have little ability to forecast the timing and duration of cycles for the long term. We feel inflationary growth provides an accurate picture of the future expected cash flows from our assets over the very long term. To stress test our assumptions, we also examine the threshold flat TCE rate in that, if it persisted for the remaining useful life of all of our assets, would cause an impairment to exist. This rate at December 31, 2013 was significantly below long term TCE averages in the Suezmax industry.

The following table sets forth the carrying value of our vessels as of December 31, 2013:

Vessel Name	Year Built	Year Acquired	Carrying Value as of December 31, 2013 ($ in millions)
Princimar Courage	2013	2013	$52.0
Princimar Pride(1)	2012	2012	$62.7
Princimar Integrity(1)	2012	2012	$63.2
Princimar Grace(1)	2011	2011	$63.9
Princimar Hope(1)	2011	2011	$64.1
Princimar Promise(1)	2011	2011	$61.6
Princimar Joy(1)	2010	2010	$60.3
Princimar Strength(1)	2010	2010	$60.5
Princimar Truth(1)	2007	2010	$60.0
Princimar Confidence	2006	2012	$40.6
Princimar Loyalty	2005	2012	$40.6
Princimar Faith(1)	2005	2010	$54.8

(1)	Indicates a vessel whose carrying value exceeds its fair market value as determined by third party ship brokers as of December 31, 2013.

As of December 31, 2013, nine of the Company’s twelve vessels had carrying values that exceeded their fair market values by an aggregate total of $73.6 million. An impairment loss on a vessel will be recognized only if the carrying amount of the vessel is not recoverable and exceeds its fair market value. The carrying amount of a vessel may not be recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the vessel. If a vessel is deemed to be impaired, an impairment loss will be recorded as the amount by which the carrying amount of the vessel exceeds its fair market value.

Deferred Drydocking Costs

Approximately every 60 months, our vessels are required to be drydocked for overhaul repairs and maintenance that cannot be performed while the vessels are in operation. A portion of the vessel cost has been capitalized as drydock costs upon acquisition of the vessels. The initial drydocking asset is estimated based on the costs expected to be incurred based on experience and management’s knowledge of vessel drydocking. This amount is amortized on a straight line basis through to the expected date of the next drydocking. Deferred drydocking costs will include actual costs incurred at the drydock yard; materials, labor, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

Jumpstart Our Business Startups Act of 2012

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards such that an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and, as a result, will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this irrevocable election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual gross revenues equal or exceed $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” under Rule 12b-2 of the Exchange Act. We cannot predict if investors will find our common stock less attractive because we will rely on certain of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risks

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Interest Rate Risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment Our interest expense under the Credit Facility carries an interest rate of LIBOR plus a margin of 350 basis points on the borrowings outstanding. For a one year period, a 1% increase in the interest rate under the Credit Facility would increase interest expense by $3.6 million. Increasing interest rates could adversely impact interest expense in future periods.

Currency and Foreign Exchange Rate Risk

The international shipping industry’s functional currency is the U.S. dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. dollars. We expect to incur certain operating expenses in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

Commodity Risk

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. We do not currently hedge our fuel costs, thus an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by Drewry Shipping Consultants Ltd. (“Drewry”). Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

The maritime shipping industry is fundamental to international trade, as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. In turn the oil tanker shipping industry represents a vital link in the global energy supply chain, with Suezmax tankers playing an important role. Revenue in the oil tanker shipping market is driven by daily freight rates, which have increased recently due to a number of factors, including: (a) increased world oil demand, (b) longer seaborne oil trade distances as a result of changing oil trading patterns, and (c) a declining oil tanker orderbook and (d) increased scrapping activity, all of which have consequently impacted oil tanker asset values favorably.

The oil tanker sector is primarily divided between crude tankers that carry crude oil or residual fuel oil, and product tankers that carry refined petroleum products. We operate in the crude tanker sector and accordingly, this section is focused on such sector.

In broad terms, demand for oil traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the regional oil prices. As such there is a close relationship between changes in the level of economic activity and changes in the volume of oil moved by sea (see the chart below). With recent high GDP growth in Asia, seaborne oil trades made to Asian emerging markets have been growing significantly. In 2013 total seaborne trade in crude oil was equivalent to 2.1 billion tonnes. Given that most forecasts now point to rising global economic growth in 2014 and 2015, there is an expectation that movements of oil by sea will also grow.

World GDP(1) and Crude Oil Seaborne Trade

(Percent change year on year)

(1) GDP – provisional assessment

Source: Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is resulting in growing seaborne oil trade distances. This, coupled with increases in world oil demand, has had a positive impact on tanker demand with tonne miles growing by a CAGR of 1.3% for the period 2003 to 2013.

Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is influenced primarily by the rate of deliveries of newbuildings from the orderbook, as well as the rate of removals from the fleet via vessel scrapping. After a period of rapid expansion, supply growth in the tanker sector is moderating with the overall tanker fleet growing by just 1.8% in 2013. Suezmax new orders have been extremely limited since 2010, which has contributed to the total Suezmax tanker (including shuttle tankers) orderbook declining to 10% of the existing tanker fleet at the start of 2014, compared with nearly 50% at its recent peak in 2008. This suggests that supply growth will remain low in 2014 and 2015.

In the closing months of 2013 Suezmax TCE rates recovered strongly after a prolonged period of poor rates which affected all sectors of the tanker market. In the opening months of 2014 the market has experienced some volatility, but average earnings on the key W. Africa – Caribs/USES benchmark voyage in January and February were $23,850 per day. This compares with an average of $7,500 per day for 2013. This improvement in freight rates has also had a positive impact on secondhand vessel values. In February 2014, five year old Suezmax tankers were valued at $47 million, representing a 17.5% increase compared with $40 million at the start of 2013. Recent changes in Suezmax tanker freight rates and secondhand values are shown in the chart below.

Recent Trends in Suezmax Tanker Freight Rates and Asset Values

($/Day & $ Million)

(1) Based on W. Africa – Caribs/USES

Source: Drewry

World Oil Demand and Production

Oil has been the world’s primary energy source for a number of decades and in 2013 it accounted for approximately one third of global energy consumption. World oil consumption has been consistently increasing over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. In recent years, growth in oil demand has been largely driven by developing countries. In 2013, world oil demand increased to 91.0 million bpd, a rise of 1.3% from 2012 and 6.4% higher than the recent low recorded in 2009.

World Oil Consumption: 1990–2013

(Million Barrels Per Day)

Source: Drewry

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global production trends have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels. Global trends in crude oil production in the period 2003 to 2013 are shown in the table below.

World Oil Production: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%
N. America	14.6	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	1.59%
FSU(1)	10.3	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.8	2.97%
OPEC	30.7	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	37.1	1.91%
Asia	6.0	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.2	1.84%
Other	18.1	18.0	18.3	18.1	16.6	16.4	17.0	17.3	16.8	16.1	16.5	-0.92%

Total	79.7	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	91.0	91.7	1.41%

(1)    Former Soviet Union

Source: Drewry

At the beginning of 2013 proven oil reserves totaled 1,653 billion barrels, approximately 50 times greater than 2013 production rates, and these reserves tend to be located in regions far from the major consuming countries, which helps to stimulate demand for shipping. However, one important reversal of this trend in recent years past has been the development of tight or shale oil reserves in the United States.

Production and exports from the Middle East (largely from OPEC suppliers) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the long sea distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production, especially in emerging countries, seaborne trade in crude oil in 2013 is provisionally estimated at 2.1 billion tonnes or 69% of all seaborne oil trade. The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2013.

Seaborne Crude Oil Trade Development: 1980 to 2013

(Million Tonnes)

Source: Drewry

Seaborne Oil Trade Patterns

World seaborne oil trade is naturally the result of geographical imbalances between areas of oil consumption and production. Historically, certain economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America oil consumption is growing at CAGR rates in excess of 3%, and in the case of China, the CAGR is 6.1%, which is driving the increase in both seaborne oil trade volume and voyage distances.

Regional Oil Consumption Growth Rates: 2003 – 2013

(CAGR – Percent)

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world and as many of these regions have insufficient domestic supplies, rising demand will have to be satisfied by increased imports.

Oil Consumption Per Capita: 2013

(Tonnes per Capita)

Source: Drewry

As a result of the changes in regional oil consumption, seaborne oil trade distances have been growing, mainly as Asia increases its crude imports from distant load centers such as West Africa and Latin America. This is beneficial especially to Suezmax tankers operators.

The shift in global refinery capacity from the developed to the developing world is also having a positive impact on the seaborne oil trade given increasing distances from production sources to refineries. The distribution of refinery throughput by region in the period 2002 to 2012 is shown in the following table.

Oil Refinery Throughput by Region: 2002-2012

(Million Barrels Per Day)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	CAGR % 02-12
North America	18,199	18,619	18,868	18,518	18,484	18,460	17,879	17,502	17,740	17,707	18,001	-0.1%
S. & Cent. America	4,918	5,009	5,401	5,378	5,334	5,456	5,363	4,889	4,834	5,047	4,624	-0.6%
Europe & Eurasia	19,431	19,920	20,371	20,736	20,783	20,716	20,635	19,509	19,595	19,507	19,459	0.0%
Middle East	5,484	5,602	5,796	6,008	6,300	6,397	6,396	6,297	6,396	6,519	6,444	1.6%
Africa	2,377	2,301	2,304	2,491	2,372	2,372	2,456	2,293	2,449	2,149	2,201	-0.8%
Australasia	855	823	820	757	749	767	756	762	756	789	779	-0.9%
China	4,395	4,823	5,382	5,916	6,155	6,563	6,953	7,488	8,571	9,059	9,371	7.9%
India	2,212	2,380	2,559	2,561	2,860	3,107	3,213	3,641	3,899	4,085	4,302	6.9%
Japan	3,986	4,118	4,038	4,136	4,026	3,995	3,946	3,627	3,619	3,410	3,400	-1.6%
Other Asia Pacific	6,638	6,886	7,355	7,474	7,469	7,493	7,351	7,229	7,434	7,486	7,652	1.4%

Total World	68,496	70,482	72,893	73,976	74,533	75,325	74,949	73,234	75,293	75,757	76,233	1.1%

Source: Drewry

Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following. By contrast, refinery throughput in North America has declined in the last decade. This has positive impact on crude tanker shipping, as regions where refining capacity is growing will need to import more oil. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. Conversely, relatively little capacity additions are planned for North America and Europe.

Oil Refinery Throughput by Region: Growth Rates 2002-2012

(CAGR – Percent)

Source: Drewry

As a result of changes in trade patterns as well as shift in refinery locations, voyage distances travelled have increased. In the period 2003 to 2013 tonne mile demand in the crude tanker sector grew at a CAGR of 1.3%. The table below shows changes in tanker demand expressed in tonne miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Crude Tanker Demand: 2003-2013

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13
Seaborne Crude Trade—Mill T	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,090	0.76%

Ton Mile Demand—Bill T M	8,199	8,420	8,435	8,715	8,751	8,911	8,512	8,908	8,803	9,159	9,321	1.29%

Average Voyage Length—Miles	4,233	4,121	4,063	4,178	4,163	4,221	4,203	4,312	4,332	4,414	4,460	0.52%

Source: Drewry

Crude Tanker Fleet Overview

The world crude tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. The main tanker vessel types are:

•	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long- haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean.

•	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades, across a number of major loading zones. Within the Suezmax sector there are number of shuttle tankers which do not participate in crude oil trades, and as such they have been excluded from the following fleet analysis.

•	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

•	Panamax tankers, with an oil carrying capacity of 55,000 to 80,000 dwt. Panamax tankers represent a more specialized trading sphere in that they are designed to take advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

•	Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 55,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and to a limited extent crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of Handy tankers have the capability to carry refined petroleum products and some chemicals.

As of February 28, 2014 the crude tanker fleet consisted of 1,839 ships with a combined capacity of 340.9 million dwt.

Crude Tanker Fleet(1)—February 28, 2014

Vessel Type	Deadweight Tons (dwt)	Number of Vessels	% of Fleet	Capacity (million dwt)	% of Fleet
Panamax	55-79,999	98	5.3	6.71	2.0
Aframax	80-119,999	695	37.8	74.74	21.9
Suezmax(1)	120-199,999	422	22.9	67.95	19.9
VLCC	200-320,000	578	31.4	176.50	51.8
ULCC	320,000+	46	2.5	15.00	4.4

Total		1,839	100.0	340.9	100.0

(1)	Excludes product vessels and shuttle tankers

Source: Drewry

The principal routes for crude oil tankers and where these vessels are deployed is shown in the table below.

Crude Tankers—Typical Deployment by Size Category

Area	Trade Route	Haul	Aframax	Vessel Type Suezmax	VLCC
Inter-Regional	MEG(1) —Asia			X	X

	MEG—N. America				X

	MEG—Europe—Suez(2)			X	X

	W.Africa(3)—N. America		X	X	X

	W. Africa—Asia	Long		X	X

	US Gulf—Asia			X

	MEG—Europe—Cape				X

	W. Africa—Europe		X	X

	NS(4)—N. America		X

	MEG—Pacific Rim		X	X

Intra-Regional	North Sea		X	X

	Caribbean	Medium	X	X

	Mediterranean		X	X

	Asia-Pacific		X	X

(1)	Middle East Gulf
(2)	Suezmax via Suez Canal fully laden; VLCC transit via Cape of Good Hope
(3)	West Africa
(4)	North Sea

Source: Drewry

Suezmax tankers are built to carry cargo parcels of one million barrels, which is the most commonly traded parcel size in crude oil trading markets. This feature makes Suezmax tankers a flexible asset class globally employed on long and medium haul trades. While traditional Suezmax trading routes have typically originated and terminated within the Atlantic Basin, increased Asia demand is resulting in increased Suezmax trade to these long haul destinations. These changes in global trading patterns have resulted in an increase in tonne-mile employment for Suezmax tankers. The main Suezmax tanker seaborne trades are shown in the map below.

Main Suezmax Seaborne Crude Oil Trades

Source: Drewry

Crude Tanker Fleet Orderbook and Supply

Growth in crude tanker supply has slowed as a result of lower levels of new ordering and increases in vessel deletions. Hence between the end of 2012 and the end 2013 the world crude tanker fleet grew by only 1.4%. In the Suezmax sector the increase was 5.1%, which represents the lowest annual increase since 2007.

Crude Tanker Fleet Development(1): 2003 to 2013

(End Year: Million Dwt)

(1) Excludes ships below 55,000 dwt but includes shuttle tankers

Source: Drewry

In 2013 deliveries of new crude tankers to the fleet were at their lowest level since 2009 and this was a major factor helping to correct over supply within the sector. In the Suezmax sector deliveries of new ships (excluding shuttle tankers) amounted to just 5.4 million dwt in 2013, compared with 6.5 million dwt in 2012.

Tanker Deliveries(1) 2000 to 2013

(‘000 Dwt)

(1)	Deliveries of all tankers over 10,000 dwt, with the exception of Suezmax vessels which excludes shuttle tankers

Source: Drewry

The main reason for the decline in the level of new deliveries is the lower level of new ordering since 2010. The chart below indicates the volume of new orders placed in the Suezmax sector in the period 2000 to 2013. Very few new orders were placed in 2012 and 2013 and the number was well below the long term average, which suggests lower levels of fleet growth within the Suezmax sector in the short to medium term.

Suezmax New Orders(1)

(‘000 Dwt)

(1)    All Suezmax vessels including shuttle tankers

Source: Drewry

In the last few years there have been a notable number delays in new ship deliveries. Delays in deliveries are often referred to as “slippage” and they are the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing; owners seeking to defer delivery during weak markets: shipyards quoting over optimistic delivery times, and in some cases shipyards getting into financial difficulty. Over 50% of the Suezmax tankers currently on order are being built in Chinese shipyards and a number of yards in China have experienced financial problems which has led to both cancellations and delays in deliveries, including yards which have Suezmax ships on order.

Cancellations have been a feature of most shipping markets during the market downturn and for obvious reasons shipyards are reluctant to openly report such events. This makes the tracking of the true size of the orderbook at any given point in time a difficult exercise and certainly there is a sense that orderbooks can be over-stated, something which is borne out by the difference between actual and scheduled deliveries.

Slippage has affected the Suezmax sector and the chart below shows the relationship between scheduled and actual deliveries for all Suezmax tankers (including shuttle tankers) in the period 2009 to 2013. There was an element of slippage in all of these years, and in the circumstances it would not be unreasonable to expect that not all of the new Suezmax tankers scheduled for delivery in 2014 and 2015 will be delivered on time or at all.

Suezmax Tankers: Scheduled versus Actual Deliveries(1)

(Million Dwt)

(1)    All Suezmax vessels including shuttle tankers

Source: Drewry

Decreases in new ordering, combined with increase in slippage and cancellation, have resulted in a declining vessel orderbook. At its peak in 2008 the Suezmax orderbook, including shuttle tankers, was equivalent to 51% of the existing fleet and inevitably this led to high levels of new deliveries in the period 2009 to 2012. But with low levels of new ordering in 2012 and 2013, the total Suezmax orderbook has declined to just 9.7% of the existing Suezmax fleet in February 2014 (excluding shuttle tankers). The slippage rate for all Suezmax vessels in 2013 was at 55.8%.

Suezmax(1) Existing Fleet, Orderbook & Orderbook Percent Existing Fleet

(Million Dwt & %)

(1)    All Suezmax vessels including shuttle tankers

Source: Drewry

As of February 28, 2014 the total crude tanker orderbook amounted to 165 tankers or 36.4 million dwt, equivalent to 10.7% of the current fleet.

Crude Oil Tanker(1) Orderbook February 28, 2014

	Size Dwt	Existing Fleet		Scheduled Deliveries						Total Orderbook		% Existing Fleet
				2014		2015		2016
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt
Panamax	55-79,999	98	6,710	5	375	0	0	0	0	5	375	5.1%	5.6%
Aframax	80-119,999	698	74,740	18	1,991	12	1,316	7	792	37	4,100	5.3%	5.5%
Suezmax	120-199,999	422	67,946	24	3,774	13	2,058	5	785	42	6,617	10.0%	9.7%
VLCC	200,000-319,999	578	176,458	14	4,407	11	3,398	29	8,850	54	16,655	9.3%	9.4%
ULCC	320,000+	46	15,004	15	4,816	1	320	11	3,520	27	8,656	58.7%	57.7%

	Total	1,842	340,858	76	15,363	37	7,092	52	13,947	165	36,403	9.0%	10.7%

(1)	Excludes shuttle tankers in the case of Suezmax tankers

Source: Drewry

In the Suezmax sector there are 42 ships with a combined capacity of 6.6 million dwt on order, equivalent to 9.7% of the existing fleet. In 2014, 24 ships with a combined capacity of 3.8 million dwt are scheduled to be delivered.

Another factor that affects tanker supply is vessel scrapping or demolition. As an oil tanker ages vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Besides age, scrapping activity is influenced by freight markets. Hence during periods of high freight rates scrapping activity will decline and the opposite will occur when freight rates are low. This is evident from the chart below which shows that vessel scrapping was much higher in the recent period 2009 to 2013 than in the preceding five years when freight rates were high.

Oil Tanker(1) Scrapping: 2000-2013

(‘000 Dwt)

(1)    All tankers including crude and product tankers

Source: Drewry

Within the context of the wider market increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and moderate fleet growth.

The Crude Tanker Freight Rate Market

In the closing months of 2013 Suezmax TCE rates recovered strongly after a prolonged period of poor rates which affected all sectors of the tanker market. In January 2014 Suezmax TCE rates on key benchmark voyages averaged $42,200 per day, although this figure dropped to $23,850 per day for the 2014 year-to-date period.

Despite the recent volatility in the market rates have started to edge up in the crude tanker sector, primarily due to lower levels of fleet growth and hence an improving balance between vessel supply and demand, and importantly, more positive sentiment surrounding the sector as a whole.

Monthly changes in TCE rates for Suezmax tankers in the period January 2000 to February 2014 are illustrated in the chart below.

Suezmax Time Charter Equivalent (TCE) 2000-2014

($/Day)

Source: Drewry

Asset Prices

Newbuilding prices rose steadily between 2004 and mid 2008 owing to high levels of new ordering, a shortage in newbuilding capacity during a period of high freight rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. However, prices weakened in 2009 in the wake of the downturn in new ordering and they remained low until the second half of 2013. Beginning in late 2013, newbuilding prices started to recover across most shipping sectors, due to rising rates and secondhand values and shipbuilders attempting to improve overall profitability.

Suezmax Asset Prices: 2000-2014

($ Million)

Source: Drewry

In February 2014 the newbuilding price for a Suezmax tanker was approximately $64.0 million. This compares with a 2012 year-end price of $56.5 million and a recent market high of $90.0 million at the end of 2007.

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

Secondhand prices for all tankers fell during the period 2008 to 2013 as result of the prevailing weak freight market. However, the improvement in tanker freight rates seen in the closing months of 2013 has had a positive impact of vessel values. In February 2014 five-year old Suezmax tankers were valued at $47 million, representing an increase of 17.5% compared with just $40 million at the end of 2012.

Changes in TCE and time charter rates and newbuilding and secondhand prices for a Suezmax tanker in the period 2000 to February 2014 are summarised in the table below. Overall these key market variables point to a strengthening in the market, although it remains to be seen if this can be sustained.

Suezmax Freight Rate and Asset Value Summary

	Suezmax - Rates(1)		Newbuild(3)	Secondhand(3)
	TCE(2) $/Day	TC -1 Yr $/Day	$ Mill	5 Yrs Old $ Mill
2000	40,950	27,042	49.5	44.0
2001	37,152	30,500	47.0	41.5
2002	19,325	17,750	44.0	39.0
2003	37,367	26,104	52.0	47.0
2004	64,792	37,875	68.0	73.0
2005	40,883	42,292	71.0	75.0
2006	40,142	42,667	78.0	77.0
2007	35,392	43,042	90.0	91.5
2008	52,650	46,917	87.0	77.0
2009	20,242	27,825	62.0	53.0
2010	19,658	25,967	67.0	58.0
2011	9,558	19,700	61.7	45.5
2012	10,517	17,504	56.5	40.0
2013	7,500	16,125	59.0	42.0
2014(4)	23,850	20,000	64.0	47.0
5 Yr Average(5)	13,495	21,424	63.0	51.9
10 Yr Average(5)	30,133	31,991	70.3	65.0

(1)	Period averages
(2)	Based on W. Africa — Caribs/USES
(3)	End year, except 2014 which is based on February
(4)	Based on January 2014 and February 2014 averages
(5)	Averages for monthly data

Source: Drewry

BUSINESS

Overview

We are a leading provider of international seaborne transportation services for crude oil and petroleum products. As of January 31, 2014, we owned and operated a fleet of 12 modern Suezmax tankers with an aggregate carrying capacity of 1,877,000 DWTs. Our vessels were built at leading shipyards and include three groups of sister ships, which we believe results in improved scheduling flexibility and higher operating efficiency through economies of scale for these ten ships. We believe that our fleet’s average age of approximately four years, which is younger than the average age of approximately nine years for the world crude tanker fleet, makes our fleet attractive to our customers and also reduces operating costs and increases our fleet’s reliability, which improves utilization.

The details for each of our tankers are as follows:

Vessel Type / Name	DWT	Year Built	Sister Ship Group	Shipyard	Country of Origin	Employment
Suezmax
Princimar Courage	158,000	2013	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Pride	158,000	2012	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Integrity	158,000	2012	A	Samsung	South Korea	Stena Sonangol Pool
Princimar Grace	158,000	2011	A	Samsung	South Korea	Shell Commercial Mgmt.
Princimar Hope	158,000	2011	A	Samsung	South Korea	Shell Commercial Mgmt.
Princimar Promise	158,000	2011	A	Samsung	South Korea	Core Commercial Mgmt.
Princimar Joy	156,000	2010	B	Rongsheng	China	Shell Matrix Time Charter(1)
Princimar Strength	156,000	2010	B	Rongsheng	China	Shell Matrix Time Charter(1)
Princimar Truth	159,000	2007	—	Hyundai	South Korea	Shell Commercial Mgmt.
Princimar Confidence	150,000	2006	C	Universal	Japan	Shell Time Charter(2)
Princimar Loyalty	150,000	2006	C	Universal	Japan	Shell Time Charter(2)
Princimar Faith	158,000	2005	—	Daewoo	South Korea	Shell Commercial Mgmt.

Total DWT	1,877,000

(1)	Market-index linked time charters expiring in June 2014.
(2)	Fixed-rate time charters expiring in January 2015 and February 2015 with charterer’s options for a second year; initial and option charter years at fixed daily rates of $15,066 and $18,066, respectively.

We believe we are well positioned to benefit from a continuing recovery in the global crude tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia, is resulting in increased seaborne trade volumes. This, combined with a significant contraction in overall vessel supply growth, is driving an increase in day rates and vessel prices for crude tankers. We believe that to the extent these trends continue, we are well positioned to take advantage of these improving crude tanker market fundamentals as our vessel employment strategy provides us with the ability to benefit from upswings in tanker market earnings.

We utilize a balanced employment strategy for our fleet which provides us with the ability to benefit from upswings in tanker spot market earnings through (a) strategic proprietary spot trading arrangements, (b) pool participations and (c) market-index linked time charters, as well as a stable base of contracted cash flows from fixed-rate time charters. We currently employ eight of our 12 vessels with Shell in a combination of strategic proprietary spot trading arrangements, market-index linked time charters and fixed-rate time charters. Three of our 12 vessels currently operate in a pool with Stena Sonangol and one vessel is employed in a strategic proprietary spot trading arrangement with Core Petroleum. We believe that operating vessels through strategic proprietary spot trading arrangements, pools and market-index linked time charters, relative to operating directly in the spot market, is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. As a result of our balanced employment strategy, our vessels on average earned approximately 24% and 11% above the spot market rate for the years ended December 31, 2013 and 2012, respectively. Our vessels are also qualified to perform voyages for other major oil companies such as Exxon, Chevron, and BP. We believe that our charter arrangements with blue-chip customers position us to benefit from a recovery in the global crude tanker market while providing us with a stable base of cash flows.

Since commencing operations in early 2010, we have accomplished significant growth through the effective utilization of a scalable and cost-effective operating structure that includes the use of key outsourced service providers under management agreements. Accordingly, we have enlisted Principal Management to act as our Manager. Principal Management has a strong track record of successfully satisfying the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Exxon, Chevron, BP, PetroChina and Unipec. The technical managers of our fleet are Northern Marine and Bernhard Schulte, which are both recognized and well-respected managers in the international shipping industry. We believe this structure will continue to allow us to grow efficiently while maintaining cost-effective operations.

Our U.S.-based executive management team has extensive experience in the international shipping industry, with a demonstrated track record in all facets of the business, including sale and purchase, commercial and technical, finance and capital markets, insurance and risk management and legal. Guided by our management team, we have grown our fleet from zero to 12 vessels since 2010, through successful execution of accretive vessel acquisitions. In addition, our Manager has a history of forming strategic relationships with key players in the shipping industry. Having the combined benefits of an experienced executive management team, a high quality Manager, a strong Sponsor and a conservative balance sheet we believe provides a strong foundation for future fleet and earnings growth.

Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

•	We believe we are well positioned to capitalize on improving crude tanker market fundamentals. We believe we are well positioned to benefit from a continuing recovery in the global crude tanker market. Increasing global demand for crude oil, driven by strengthening global economic activity and industrial production, in addition to longer voyage distances due to additional imports into Asia, is resulting in increased seaborne trade volumes. This, combined with a significant contraction in overall vessel supply growth, is driving an increase in day rates and vessel prices for crude tankers. We believe that to the extent these trends continue, we are well positioned to take advantage of these improving crude tanker market fundamentals as our vessel employment strategy provides us with the ability to benefit from upswings in tanker market earnings.

•	We own a modern, high quality and flexible fleet of modern Suezmax tankers. Our fleet consists of 12 modern Suezmax tankers that were built at leading shipyards. Suezmax tankers are built to carry cargo parcels of one million barrels, which is the most commonly traded parcel size in crude trading markets. Our fleet has an average age of approximately four years, which is younger than the average age of approximately nine years for the world crude tanker fleet. Our fleet includes three groups of sister ships, which are substantially similar in terms of design, capacities and shipbuilding yard origin, a trait that allows us higher revenue generating potential due to improved scheduling flexibility and higher operating efficiency through economies of scale for these ten ships. We believe that owning a modern, high quality and flexible fleet of Suezmax tankers is attractive to our customers and also reduces operating costs and increases our fleet’s reliability, which improves utilization.

•

We are one of the fastest growing Suezmax tanker owners and have a strong track record of sourcing and executing vessel acquisitions. Led by Arthur L. Regan, our President and Chief Executive Officer, we have been the most active acquirer of Suezmax tankers in the tanker market since 2010. We have grown our fleet from zero to 12 vessels since 2010, through successful execution of accretive vessel acquisitions. Our sourcing activities have included newbuild resales and secondhand vessel acquisitions. We believe that our extensive experience in sourcing and executing vessel acquisitions, combined with our strong relationships in the shipping sector, will allow us to continue executing our growth strategy.

•	Our balanced vessel employment strategy allows us to benefit from upswings in tanker market earnings while providing us with a stable base of contracted cash flows. We utilize a balanced employment strategy for our fleet which provides us with the ability to benefit from upswings in tanker spot market earnings through (a) strategic proprietary spot trading arrangements, (b) pool participations and (c) market-index linked time charters, as well as a stable base of contracted cash flows from fixed-rate time charters. We currently employ eight of our 12 vessels with Shell in a combination of strategic proprietary spot trading arrangements, market-index linked time charters and fixed-rate time charters. Three of our 12 vessels currently operate through in a pool with Stena Sonangol and one vessel is employed in a strategic proprietary spot trading arrangement with Core Petroleum. We believe that operating vessels through strategic proprietary spot trading arrangements, pools and market-index linked time charters, relative to operating directly in the spot market, is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. As a result of our balanced employment strategy, our vessels on average earned approximately 24% and 11% above the spot market rate for the years ended December 31, 2013 and 2012, respectively.

•	Our U.S.-based executive management team has extensive experience and relationships in the shipping industry. Our executive management team has broad and unique expertise and a demonstrated track record in all facets of the shipping industry, including commercial and technical, finance and capital markets, insurance and risk management and legal. Led by Arthur L. Regan, who has 30 years of experience in the shipping industry, our U.S.-based executive management team has over 100 years of cumulative experience in all areas of the international shipping industry and approximately 25 years of combined service as licensed officers on board vessels. Mr. Regan was previously the founding President and Chief Executive Officer of Arlington Tankers Ltd., a NYSE-listed company which he helped take public in 2004 and later merged with General Maritime Corporation in 2008. Our executive management team has a history of forming strategic relationships with key players in the shipping industry, including, among others, oil majors, traders, financial institutions, charterers and service providers. We believe the unique combination of expertise within our management team is an important component of our continued growth and success.

•	We believe we benefit from our relationships with the shipping industry and our history of satisfying the high operational, safety, environmental and technical vetting criteria imposed by oil majors. We believe that our reputation within the shipping industry and our network of relationships with many of the world’s leading oil companies, commodity traders and shipping companies will continue to provide numerous benefits that are key to our long-term growth and success. Our Manager’s strong track record of high quality and efficient operations has allowed us to successfully satisfy the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Exxon, Chevron, BP, PetroChina and Unipec, and to qualify to do business with each. Our vessels have also been approved by and perform charters for large oil traders such as Trafigura and Vitol, among others.

•

Outsourced commercial and technical management results in a scalable, cost-effective operating structure. We have accomplished significant growth through the effective utilization of a scalable and cost-effective operating structure that includes the use of key outsourced service providers under management agreements. Our three groups of sister ships within our fleet create efficiencies with crewing and spare parts as well as allowing higher operating efficiency through economies of scale as our Technical Managers can apply technical knowledge of one vessel to all vessels of the same series. We believe that we receive cost benefits based on a network of providers, including, among others, vessel suppliers, bunker suppliers, crewing agencies, insurers and other service providers with whom our Manager and Technical Managers have established relationships over the years. We believe this management structure will enhance the scalability of our business, allowing us to expand our fleet without substantial increases in overhead costs.

•	Our conservative capital structure positions us well for future growth. We believe that our conservative capital structure provides us with flexibility for future growth. After giving effect to this offering, we expect to have debt of approximately $ million, or net debt to total capital of %. In addition, we have no debt maturities until 2019, which provides us with additional financial flexibility. We believe that our conservative capital structure represents a competitive advantage as we continue to evaluate opportunistic vessel acquisitions.

Business Strategy

Our strategy is to manage and expand our fleet in a manner that produces strong cash flows and allows us to build upon our position as a leading provider of international seaborne transportation services for crude oil and petroleum products. The key elements of our business strategy include:

•	Operate a high-quality fleet. We believe that companies in the oil industry seek transportation partners that are financially stable and have a strong reputation for reliability, safety and high environmental and quality standards. Accordingly, through our Technical Managers’ comprehensive maintenance program, we intend to operate a modern fleet that meets or exceeds stringent industry standards and complies with charterer requirements. In addition, our Technical Managers will work to maintain our vessels in a manner that satisfies the highest standards for vessel inspections.

•	Grow our fleet through opportunistic acquisitions of tankers at attractive prices. We intend to grow our fleet through timely and selective acquisitions of additional modern vessels at attractive prices, whether Suezmax tankers or otherwise. When evaluating acquisitions, we will consider and analyze such factors as our expectations for fundamental developments in the tanker industry, the expected cash flows to be earned by the vessel in relation to its value, the vessel’s condition and technical specifications, the expected remaining useful life of the vessel and the overall composition of our fleet and customer needs. Vessel prices in the tanker industry, including for Suezmax tankers, have recently been near cyclically low levels. For as long as this market persists, we intend to take advantage of the opportunity by leveraging our financial strength and our relationships and experience in the seaborne transportation industry to make selective acquisitions of modern, high-quality tankers in a manner that is accretive to our earnings and cash flows.

•	Employ our vessels in a balanced employment strategy with top customers in a manner that allows us to capitalize on improving crude tanker market fundamentals. We intend to continue employing our vessels in a balanced employment strategy with top counterparties such as Shell, Chevron and BP. By employing our fleet in a combination of strategic proprietary spot trading arrangements, pools, and market-index linked time charters, we believe that we are well positioned to benefit from a recovery in the global crude tanker market. Additionally, our fixed-rate time charters provide us with a stable base of contracted cash flows. We believe that our strong relationships with major international oil companies, combined with our track record of successfully satisfying the vetting criteria of these highly selective customers, will continue to provide us with a competitive advantage in securing attractive vessel employment opportunities for our fleet.

•	Leverage the extensive shipping industry experience and relationships of our U.S.-based executive management team. We believe that the extensive experience of our U.S.-based executive management team will provide access to additional attractive commercial opportunities as well as additional acquisition opportunities. Our executive management team has strong relationships with our customers that we anticipate will lead to additional attractive agreements that are beneficial to us and our customers.

•

Continue to operate a scalable, cost-effective operating structure. We have entered into a series of contracts for the provision of certain commercial and technical services with our Manager and Technical Managers. We believe that by entering into and maintaining these agreements with our

Manager and Technical Managers we will be able to obtain these services at a cost that is competitive, if not better, than what could be achieved by performing these functions ourselves. We expect the efficiency and operational expertise of our Manager and Technical Managers will continue to position our fleet to meet the strictest requirements of our most selective customers.

Management of Our Fleet

Our commercial, operational, administrative and strategic advisory services are provided by Principal Management, our Manager and a company owned by our Sponsor. Each of our vessels is subject to a Management Services Agreement pursuant to which our Manager and its affiliates apply their expertise and experience in the tanker industry to provide us with commercial, operational, administrative and strategic advisory services. Each Management Services Agreement operates on a market or cost-plus basis and remains in force indefinitely, unless terminated in accordance with the terms of the applicable agreement. We currently reimburse our Manager for the services it provides at cost. Please read “Our Managers and Management-Related Agreements—Management Services Agreements with Principal Management” for further information regarding the Management Services Agreements.

We currently employ eight of our 12 vessels with Shell. Four of these vessels are commercially managed by Shell and employed on strategic proprietary spot trading arrangements carrying Shell oil and on voyage charters to third parties, including other oil majors, oil traders and national oil companies. Two of our vessels are employed with Shell on market-index linked charters. Two of our vessels are operated by Shell on fixed-rate time charters expiring in January 2015 with an option for a second year. We believe that having a strategic commercial relationship with an oil major such as Shell results in increased utilization and higher earnings.

Three of our 12 vessels currently operate in a pool with Stena Sonangol. We have appointed Stena Bulk as Pool Manager for our three vessels in the Stena Sonangol pool. The Pool Manager provides normal chartering, post fixture and operational services as per best industry practice. We believe that operating vessels within a pool is advantageous because these vessels generally enjoy more stable earnings and higher utilization while still being able to benefit from increases in earnings due to tanker market upswings. Please read “Our Management and Management-Related Agreements—Pool Manager Agreements” for further information regarding the Pool Manager Agreements.

One of our 12 vessels is commercially managed by Mjolner Shipping, a subsidiary of Core Petroleum, and is employed in a strategic spot trading arrangement whereby the vessel carries proprietary crude oil cargos on dedicated Pacific trade routes.

We have contracted with Northern Marine and Bernhard Schulte for the technical management of our fleet. Our Technical Managers provide us with services such as vessel maintenance and management, vessel regulation and classification society compliance and crewing pursuant to technical management agreements for our 12 current vessels. Each of these Technical Management Agreements is structured to remain in force indefinitely, unless terminated in accordance with the terms of the applicable agreement. We pay our Technical Managers fees for the services they provide and reimburse them for their costs and expenses incurred in providing certain of these services. Please read “Our Managers and Management-Related Agreements—Technical Management Agreements” for further information regarding the Technical Management Agreements.

Tanker Industry Trends

We believe that the following industry trends create growth opportunities for us as owners and operators of tanker vessels:

•	increased seaborne trade due in large part to Asia where growing economies have generated increased demand for imported raw materials, including crude oil;

•	growing distances between sources of crude oil production and refineries;

•	shrinking order book of the tanker fleet and Suezmax tankers in particular;

•	the recovery of global economic activity and industrial production, which continues to rely heavily upon oil and refined petroleum product consumption; and

•	the focus on safety and environmental standards which has strengthened the relative competitive position of shipowners with high quality tanker fleets and high quality operations.

Vessel Acquisitions

We may enter into agreements to acquire additional modern vessels prior to or after the consummation of this offering. Various factors could affect our acquisition of additional vessels. Please read the various risks discussed under “Risk Factors,” especially “Industry Specific Risk Factors—The sale and purchase market for tanker vessels, both for second hand vessels and for newbuilding resales, may not provide us with suitable acquisition opportunities, which may impede our ability to acquire suitable vessels and grow our fleet,” and “Company Specific Risk Factors—We may not be able to implement our growth effectively,” for more information.

Vessels available for sale are usually marketed through a worldwide network of shipping brokers. While certain of such sale candidates are marketed openly, a number of candidates are presented to a limited number of shipping companies, including companies with an established and favorable sales and purchase track record. We believe that Principal Maritime’s reputation in the shipping industry and its relationships with a number of shipbrokers, ship owners, commercial banks and shipyards worldwide will provide access to many such acquisition opportunities. Our Chief Executive Officer has completed numerous sale and purchase transactions of tankers and other vessels in his career. In addition, we believe that Principal Maritime’s network of relationships with oil majors, traders and key charterers worldwide and its strategic relationships will allow us to identify the vessel type and specifications that are in demand for specific business opportunities that might arise.

Sales of operating vessels generally are affected pursuant to a standardized Memorandum of Agreement (“MOA”), which, among other terms, provides the buyer with the right to inspect the vessel and the vessel’s classification society records and stipulates the time period and geographical range where the vessel will be delivered to the buyer. In certain instances, an agreement is reached between the buyer and the seller subject to the final confirmation of specified terms and conditions by either or both parties within a specified period of time. In general, at the time such terms and conditions are deemed satisfied, the buyer will be required to pay a deposit into a joint account, which is released to the sellers on the consummation of the sale. The seller undertakes to deliver the vessel in the condition set out in the agreement including compliance with vessel classification rules and the rules and regulations of the vessel’s country of registry and typically will undertake to deliver the vessel without any mortgage or lien and to indemnify the new owner from any claims pending under the sellers’ ownership.

We intend to make opportunistic vessel purchases, acquiring vessels on the resale market or directly from the shipyards, pursuant to newbuilding construction contracts or contracting tanker vessels for later delivery pursuant to a MOA. Should we decide to acquire newbuildings, we expect to benefit from Principal Maritime’s history of contracting, supervising and taking delivery of newbuilding tanker vessels including the co-designing of vessels to meet the customer’s commercial and technical requirements. We also expect that commercial banks and other lenders that may be in control of tanker vessels as a result of recent global financial market turmoil will have a desire to extend financing to financially strong, reputable owners and managers with whom they have an established relationship and have conducted business in the past. We expect that we will be well placed to exploit such opportunities as they arise through the relationships Principal Maritime has developed with certain of the commercial banks that are active in shipping finance worldwide.

Our Charters

Chartering Strategy

We seek to charter our vessels in a manner that will produce the maximum earnings from our vessels based on our Manager’s outlook for freight rates, vessel market conditions and global economic conditions. We expect to mainly operate our vessels on voyage charters in the spot market; on trip charters, which are a type of time charter in the spot market that is described below in more detail; or in vessel pools trading in the spot market. We may also enter into longer term period time charters with terms that may provide for profit sharing arrangements or with returns that are linked to spot market indices. In such profit sharing arrangements, spot market revenues may generate increased profit margins during times when vessel rates are escalating. Vessels operating under fixed-rate time charters generally provide more predictable cash flows compared to spot market voyage charters or spot market-related trip charters. Under our charter arrangements, we will generally be required, among other things, to keep our vessels seaworthy, to crew and maintain our vessels, and to comply with applicable laws and regulations. We may also decide to charter-in vessels for period and then charter them out to third-parties either on a spot or on a period basis.

The increasing focus on safety and protection of the environment has led oil companies as charterers, terminal operators, flag states, shippers and receivers to become increasingly selective with respect to the vessels they charter and the technical managers they have as counterparties, vetting both vessels and ship management companies on a continuous basis. This vetting assessment can include, but is not limited to, vessel condition, hull type, crewing, age and technical manager. If a vessel or manager fails a vetting assessment, the charter contract may be terminated or suspended. See “Risk Factors—Industry Specific Risk Factors—Failure to fulfill oil majors’ vetting processes might adversely affect the employment of our vessels in the spot and period market.” Although these vetting procedures and increased regulations generally increase vessel operating costs and potential liabilities, they strengthen the relative competitive position of ship owners with superior tanker fleets and operations. We expect that by operating a modern fleet and by leveraging our reputation and relationships with oil majors, traders and operators, we will be eligible for various types of charter opportunities, including time charters, which typically require vessels and managers to satisfy the highest level of risk assessment. See “—Major Oil Company Vetting Process.”

Major Oil Company Vetting Process

Shipping in general and crude tankers in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called “oil majors companies,” such as Exxon, BP, Shell, Chevron, ConocoPhillips, Statoil, Petrobras and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (a) SIRE and (b) the Tanker Management & Self Assessment (“TMSA”) program. The former is a physical ship inspection based upon a thorough Vessel Inspection Questionnaire, and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a longer term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe that we benefit from our Technical Managers’ track record of successful audits by major international oil companies.

Voyage Charters

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the ship owner is paid per trip on the basis of moving cargo from a loading port to a discharge port. The performance from voyage chartering is related to vessel utilization, with performance generally improved by increasing the utilization of the vessel or, in other words, reducing the number of days a vessel is not employed after a discharge. In voyage charters the ship owner generally is responsible for paying both vessel operating expenses and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Trip or Short Time Charters

Under a typical trip charter in the spot market, the ship owner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the ship owner is responsible for paying vessel operating expenses. When the vessel is off-hire, or not available for service, the ship owner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability.

Vessel Pools

Vessel pool arrangements provide the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under a pool arrangement, a vessel is chartered out by the pool manager under an agreement similar to a time charter agreement, whereby the cost of bunkers and port expenses are borne by the pool and vessel operating expenses including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool, regardless of the performance of the individual vessel, but the charterhire is divided based usually on points among all of the vessels in the pool and therefore generally does not provide the steady income normally associated with time charters. Vessels’ points are typically rewarded based on a combination of factors, which may include their performance, age, consumption, speed and other factors on a competitive basis compared to other vessels in the pool. Vessels trading under a pool arrangement are usually chartered in the spot market, but the pool manager might charter the vessels under short or longer time charters, depending on the pool arrangement between the ship owner and the pool manager. When the vessel is off-hire, the ship owner generally is not entitled to payment, unless the charter of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time, ranging from a few months to multiple years, at a specified daily rate. Under a time charter, the vessel’s owner is responsible for vessel operating expenses. Time charters may include profit share arrangements. Under a time charter, the charterer is responsible for vessel voyage expenses. Traditionally, there have been fewer tanker time charters compared to voyage or short-term charters. However, over the last decade or so charter activity overall has increased. This trend has in large part been caused by the divestment of tanker vessels by oil majors, which has resulted in an increase in the activity of the oil majors in the time charter market. While there has been a correlation between oil majors reducing their levels of tanker ownership and increasing time charter activity, the demand in the time charter market also depends on the relative pricing between the spot charter, voyage and time charter rates.

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable monthly in advance in U.S. Dollars.

Ship Management and Maintenance

Except in the case of bareboat charters, we are responsible for the commercial and technical management of our vessels and for maintaining the vessel, periodic drydocking, chartering, vetting, cleaning and painting and performing work required by regulations. Our Manager provides certain of these management services to us pursuant to the Management Services Agreements for our vessels, and we outsource certain of these obligations to third parties, through our Technical Management Agreements. See “Our Managers and Management-Related Agreements.”

Termination

There are limited circumstances under which time charters may be terminated. Vessel owners are generally entitled to suspend performance if the charterer defaults in its payment obligation under a time charter.

Classification and Inspection

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Special surveys always require drydocking. Vessels that are 15 years old or older are required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repairs stemming from the inspection. Please read “—Inspection by Classification Societies” below for more information.

We expect that in addition to the classification inspections, many of our customers will regularly inspect our vessels as a precondition to chartering them for voyages. We believe that well-maintained, modern vessels will provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

All of our vessels fully comply with Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), which was promulgated by the IMO, to comply with pollution prevention requirements applicable to vessels. Our Technical Managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. Failure to comply with the ISM Code could subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Crewing and Employees

We expect that each tanker vessel we own will be crewed to meet or exceed manning level regulations, with the appropriate complement of officers and crew. We expect our Technical Managers to recruit senior officers and crew for our vessels through their subsidiaries and crewing agents in various countries in which they do business. The crewing agencies handle each seaman’s training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. Our Manager has considerable experience in arranging and operating vessels successfully for us in various configurations and has a pool of certified and experienced crew members that we can access to recruit crew members for our own vessels.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We intend to generally charter our vessels to counterparties we believe are creditworthy such as oil majors and significant oil traders. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of some of the world’s most selective major international oil companies, including, among others, Shell, Chevron, BP, PetroChina and Unipec, and have qualified to do business with each. We have also qualified to charter vessels and enter into spot charter agreements with major refiners and traders such as Trafigura and Vitol, among others. We have developed such commercial relationships with oil majors, traders and operators over the last several years by establishing a reputation and track record for reliable vessel management in addition to successfully completing the vetting process implemented by oil majors. See “—Major Oil Company Vetting Process.” We believe that these relationships will lead to greater employment opportunities for our vessels in the future.

Competition

We plan to operate in markets that are highly fragmented, competitive and based primarily on supply and demand. Seaborne crude transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. We compete for charters on the basis of price; vessel location; size; acceptability of the age and condition of the vessel; acceptability of the vessel’s technical and commercial managers; and on our reputation as an owner and operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We compete with other owners of tanker vessels, some of whom may also charter our vessels as customers.

We believe that we benefit from our Technical Managers’ track record of successful audits by major international oil companies. We believe that their ability to comply with the rigorous and comprehensive standards of major oil companies relative to less qualified or experienced operators will assist us in competing effectively for new charters.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain for our vessels certain permits, licenses, certificates and other authorizations, the kind of which depends upon several factors, including the commodity transported, the area in which the vessel trades, the nationality of the vessel’s crew and the age of the vessel. We expect to have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, future laws and regulations, environmental or otherwise, may limit our ability to conduct business or increase the cost of our doing business.

Ship Safety

Our Technical Managers operate under safety management systems that are in compliance with the IMO’s ISM Code. The management systems of our Technical Managers also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System 18001. As a result, we expect that our vessels’ operations will be conducted in a manner intended to protect the safety and health of employees, the general public and the environment. Our technical management teams actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society, which certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and subject to individual agreements and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out every four or five years for the ship’s hull and machinery, including the electrical plant, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including by audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

•	Occasional Surveys: These are inspections carried out as a result of unexpected events, for example, an accident, or other circumstances requiring unscheduled attendance by the classification society, for re-confirming that the vessel maintains its class following such an unexpected event.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. If any defects are found, the classification surveyor will issue a “recommendation,” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

Insurance

General operational risks

The operation of any tanker vessel involves a high degree of operational risk both to the ship itself, to the environment in which it operates, to the cargo it carries and to those serving on board.

Key examples of such risks are as follows:

•	Hull damage—arising from grounding or collision of the vessel;

•	Machinery damage—arising from mechanical failure;

•	Cargo loss—arising from hull damage;

•	Personal injury—arising from collision or piracy;

•	Business interruption—arising from strikes and political or regulatory change; and

•	Environmental damage—arising from marine disasters such as oil spills and other environmental mishaps.

There also remains residual risk which cannot practically be excluded, including the possibility of human error, and the extent of losses attached to that residual risk can be substantial. An example of such a marine disaster involving the carriage of crude oil is the “Exxon Valdez” grounding in Prince William Sound, Alaska, in March 1989.

If these liabilities are realized, they can materially impair or end a company’s ability to trade. For example, the OPA imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States. Such liabilities are traditionally covered by insurance but such coverage is itself limited (in the case of oil pollution liabilities, to an amount of $1 billion).

While we expect to maintain the traditional range of marine and liability insurance coverage for our fleet (hull and machinery insurance, war risks insurance, protection and indemnity coverage, and freight, demurrage and defense cover) in amounts and to extents that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine risks: hull and machinery and war risks (including the risks of piracy, capture and seizure)

We expect to maintain marine hull and machinery and war risk insurance that covers the risk of actual or constructive total loss for all of our vessels, including loss by reason of capture and seizure by pirates, which is a contemporary problem in certain areas of the world such as the Gulf of Aden. We plan for our vessels to each be covered up to at least fair market value. Such coverage is subject to policy deductibles, which are modest in comparison with industry norms but which are always subject to change.

Liability risks: protection and indemnity insurance

As is customary, we maintain insurance covering the third-party liabilities arising in connection with our shipping activities in a P&I Association belonging to the International Group of P&I Clubs (the “International Group”). This provides coverage for liabilities and related costs resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below in respect of oil pollution liabilities, such coverage is unlimited.

We plan to maintain coverage in respect of oil pollution risks in the amount of $1 billion per vessel per incident, which is the maximum level of cover available from P&I Associations in the International Group. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s ocean-going commercial tonnage and have jointly entered into a pooling agreement to reinsure each association’s liabilities. As a result of insuring our liability risks in this way, we will be subject to calls payable by us to the P&I Association based on the International Group’s claims records as well as the particular P&I Association’s claims experience, which could include a liability to pay unbudgeted supplementary contributions required to balance the particular P&I Association’s accounts or to meet its obligations to contribute to the liabilities of another International Group P&I Association.

Commercial risks

We plan to maintain Freight Demurrage and Detention coverage, which is a customary insurance designed to meet (on a discretionary basis) the legal costs of pursuing or defending proceedings, for example, arising out of contractual disputes.

Loss of Hire Cover

Loss of hire insurance covers business interruptions and related losses that result from the loss of use of a vessel, including because of piracy, and we purchase loss of hire insurance as protection against loss of income for such unforeseen events.

Environmental and Other Regulations

Government regulation will significantly affect the ownership and operation of our vessels. We will be subject to international conventions and treaties, and, in the countries in which our vessels may operate or are registered, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. These laws and regulations include the OPA, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, SOLAS, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), and other regulations described below. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities will subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, applicable national authorities such as the U.S. Coast Guard and harbor masters, classification societies, flag state administrations (countries of registry) and charterers. Some of these entities will require us to obtain permits, licenses, certificates, financial assurances and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, future serious marine incidents that result in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, emergency planning, training, record-keeping, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO has also adopted regulations that set forth pollution prevention requirements applicable to tanker vessels. These regulations have been adopted by 150 nations, including many of the jurisdictions in which our vessels operate.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective May 2005, Annex VI set limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special “Emission Control Areas” (“ECAs”) to be established with more stringent controls on sulfur emissions. In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards, which entered into force on July 1, 2010. The amended Annex VI reduces air pollution from vessels by, among other things, (a) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% , effective January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (b) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. ratified the Annex VI amendments in October 2008, thereby rendering U.S. emissions standards equivalent to IMO requirements. Sulfur content standards are even stricter within the ECAs. Since July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the U.S. Caribbean Sea on January 1, 2014. The Baltic Sea and the North Sea have also been designated as ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Safety Management System Requirements

The IMO also adopted SOLAS and the International Convention on Load Lines (“LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our Technical Managers will implement for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code also requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that our Technical Managers will have all material requisite documents of compliance for their offices and safety management certificates for all of our vessels for which such certificates are required by the IMO. We and our Technical Managers will renew these documents of compliance and safety management certificates as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of nations that have agreed to such conventions. For example, the IMO adopted the BWM Convention in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by at least 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (“Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 1, 2008.

Although the United States is not a party, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000 (“CLC”). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain limited defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights (“SDR”). Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and dollars was 0.6600 SDR per U.S. dollar on January 31, 2014. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. The United States is not a party to the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Ships trading to states that are parties to the CLC and Bunker conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. Our vessels are in compliance with the Anti-fouling Convention.

Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. We expect that each of our vessels will be ISM Code-certified, but there can be no assurance that such certifications will be maintained in the future.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The OPA established an extensive regulatory and liability regime governing the maritime transport of petroleum and liability for oil spills. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Our operations will be subject to both the OPA and CERCLA.

Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. The OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for double-hulled tank vessels over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 or, for non-tank vessels, to the greater of $1,000 per gross ton or $854,400 and established a procedure for adjusting the limits for inflation every three years. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance (other than oil) as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, the OPA specifically permits individual U.S. states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under the OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972 (the “CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. Federal law.

The EPA regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with the VGP authorizing ballast water and bilge water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. Effective December 19, 2013, the EPA adopted new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior “Best Management Practices” requirements. For a vessel to be covered by the new VGP, the owner must submit a notice of intent, or NOI, at least seven days before discharging into U.S. waters. The new VGP also imposes a variety of changes for non-ballast water discharges, including more stringent BMPs for discharges of oil-to-sea interfaces, in an effort to reduce the toxicity of oil leaked into U.S. waters. The EPA has adopted a staggered implementation schedule that requires vessels built before December 1, 2013 to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations upon delivery. We or our Technical Managers have submitted NOIs for all ships operating in U.S. waters and intend to submit NOIs for our ships in the future where required.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (as amended, the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading. ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On Apri1 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL, which will apply in two stages, beginning in 2011 and 2016.

The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states have also attempted to regulate vessel emissions within state waters. California has adopted fuel content regulations that apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.

In addition, the IMO has approved the United States’ request to establish ECAs in areas extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts, the Hawaiian Islands and the U.S. Caribbean Sea under the MARPOL Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Our vessels can store and burn low-sulfur fuel oil. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has also adopted legislation (directive 2009/16/Econ Port State Control), which is now in force, that bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by European Union port authorities, in the preceding two years, after July 2003), creates obligations on the part of European Union member port states to inspect at least 24% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the European Union with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will be subject to a greater frequency of official inspections to their vessels.

The European Union has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered offenses, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

Greenhouse Gas Regulation

In July 2011, the IMO’s MEPC adopted two new sets of mandatory requirements that entered into force in January 2013 to address greenhouse gas emissions from ships. Currently-operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy-efficiency levels per capacity mile apply to new ships. These requirements may cause shippers to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures. In addition, compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, the cost of which we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Volatility

We plan to operate our vessels in markets that have historically exhibited significant volatility in demand and, as a result, charter rates. This volatility in charter rates may result in quarter-to-quarter volatility in our operating results, as our vessels will trade on the spot market. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing and consumption; oil price levels; inventory policies of the major oil and oil-trading companies; and strategic inventory policies of countries such as the United States and China. Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and weaker in the summer months as a result of lower oil consumption in the Northern Hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

Properties

We do not expect to have any material properties prior to the closing of this offering.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, results of operations, cash flows and financial condition. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to our non-resident common stock holders.

MANAGEMENT

Directors and Executive Officers of Principal Maritime Tankers Corporation

Set forth below are the names, ages and positions of our directors and executive officers as of the closing of this offering. Our board of directors and executive officers oversee and supervise our operations.

Name	Age	Position
Steve Martinez	45	Chairman of the Board of Directors, Class Director
Justin Stevens	33	Class Director
James P. Chambers	28	Class Director
Arthur L. Regan	51	President and Chief Executive Officer, Class Director
Bart B. Kelleher	39	Chief Operating Officer
Kevin M. Kilcullen	37	Chief Financial Officer
Michael J. Mitchell	54	Executive Vice President, Head of Global Operations

Our operations are managed generally by Principal Management, our Manager. Our executive officers are employed directly with us as our Officers, and indirectly as officers of our Manager. Pursuant to the Management Services Agreements, our Manager provides to us commercial, operational, administrative and strategic advisory services. Please read “Our Managers and Management-Related Agreements—Management Services Agreements with Principal Management” for additional information about these agreements.

Our executive officers allocate their time between managing our business and affairs, directly as our officers and indirectly as officers of our Manager. The amount of time that our executive officers allocate among our business and the businesses of Principal Management may vary from time to time depending on various circumstances and needs of the businesses. While there are no formal requirements or guidelines for the allocation of our officers’ time between us and Principal Management, our officers’ performance is subject to the ongoing oversight of our board of directors and we seek to cause our officers to devote the time needed for the proper fulfillment of their duties and obligations.

Biographical information with respect to each of our directors and executive officers is set forth below:

Steve Martinez became Chairman of the Board of Directors at our inception in February 2014 and has been a Manager of our predecessor and subsidiary Veritable since it was formed in early 2010. He has been a partner of Apollo since 2007 and has been employed there since 2000. In addition to his role as a Chairman of Principal Maritime Tankers Corporation, Mr. Martinez currently serves on the board of directors of Principal Maritime Holdings, LLC, the parent of our Manager; Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; Nine Entertainment Co.; and NCL Corporation Ltd. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global, Jacuzzi Brands, Hayes-Lemmerz International, the Hispanic Scholarship Fund, Northeast Advisory Board and Hughes Telematics, Inc. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman, Sachs & Co. from 1996 to 2000 with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo from 1992 to 1994 advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively. Mr. Martinez was selected to serve on our board because he has over 15 years of experience analyzing and investing in public and private companies and has significant experience in serving on boards of directors, including those involved in the shipping and cruise company industries.

Justin Stevens became a director at our inception in February 2014 and served as a director of our predecessor and subsidiary Veritable since 2013. Mr. Stevens is a Partner at Apollo, which he joined in 2003. Prior to that time, Mr. Stevens was a member of the Leverage Finance Group at Deutsche Bank. Mr. Stevens also serves on the board of directors of Apollo Residential Mortgage Inc., a publicly-traded residential mortgage

REIT; Taminco Corporation, a publicly-traded chemicals manufacturer; and Vantium Capital Markets Ltd. He has previously served on the boards of directors of Countrywide Ltd. and Momentive Performance Materials, Inc. Mr. Stevens graduated cum laude from Cornell University with a Bachelor of Science degree in Applied Economics & Management. Mr. Stevens was selected to serve on our board because of his acute business judgment and extensive business and management expertise.

James P. Chambers became a director at our inception in February 2014 and served as a director of our predecessor and subsidiary Veritable since 2013. Mr. Chambers is a Principal at Apollo. Mr. Chambers joined Apollo in 2009 and has focused on private equity investments across a wide range of industries. From 2007 to 2009, Mr. Chambers was a member of the Consumer and Retail Group in the Investment Banking Division of Goldman, Sachs & Co. where he advised a number of companies on a variety of strategic transactions and capital raising activities. Mr. Chambers has been a member of the board of directors of Great Wolf Resorts, Inc. since July 2012. Mr. Chambers graduated from Duke University with a BA in Political Science and a certificate in Markets and Management studies. Mr. Chambers was selected to serve on our board because he has over seven years of experience analyzing and investing in public and private companies and has significant experience with issues related to the shipping and cruise company industries.

Arthur L. Regan became President, Chief Executive Officer and a Director at our inception in February 2014 and held similar positions during our predecessor period under Veritable since 2010. Mr. Regan also currently serves as the President, Chief Executive Officer and Manager of Principal Maritime Management, LLC, our Manager, and Principal Maritime Holdings, LLC, its parent. Mr. Regan has 30 years of experience in the shipping industry. Previously, from 2008 to 2010, he was the Director of Global Strategic Planning for Stena Bulk, a major international ship owner, where he was responsible for strategic development for a fleet of over eighty vessels. Prior to that, Mr. Regan was the founding President and Chief Executive Officer of Arlington Tankers Ltd, a Bermuda tanker owner, and led its initial public offering in 2004 where he remained through 2007. Throughout his shipping career, Mr. Regan has held many senior management roles, with areas of responsibility including, among others, the sale and purchase of vessels, mergers and acquisitions in both the tanker and dry bulk shipping sectors. He oversaw the commercial chartering and fleet operations of crude oil, refined products, and chemical tankers for StenTex LLC, a Texaco Oil Trading joint venture company, from 1996 to 2001. Mr. Regan began his shipping career sailing as an officer on merchant tankers and dry bulk vessels for over ten years, completing his sea service with vessel command as a U.S. Coast Guard licensed Unlimited Master Mariner. Mr. Regan is a graduate of the State University of New York Maritime College at Fort Schuyler with a degree in Marine Transportation Management. He is currently a Member of the North American Panel Committee of the Classification Society Det Norske Veritas, and was previously a director of Paradise Group Holdings, Ltd, a privately-held shipping company based in Greece. Mr. Regan was selected to serve on our board due to the perspective and experience he brings as our CEO and his extensive experience in the shipping industry, both onboard and in management roles.

Bart Kelleher became our Chief Operating Officer at our inception in February 2014 and held the same position during our predecessor period under Veritable since 2010. He also currently serves as Chief Operating Officer of all of our wholly owned subsidiaries and our Manager and its parent Principal Maritime Holdings, LLC. Kelleher also served as acting Chief Financial Officer for all these entities from 2010-2012. Prior to serving in his current positions, Mr. Kelleher was with HSH Nordbank AG’s New York Branch from 2007 to 2010, where he was a Vice President responsible for managing over 25 clients in the Shipping-Americas loan portfolio covering the tanker, dry bulk, containership, cruise, and offshore sectors, and was initially involved in the bank’s project finance activities in the power generation and oil & gas sectors. In addition, he served as a Director on the bank’s broker-dealer and co-managed the energy group’s merchant banking portfolio. Mr. Kelleher previously served as an equity analyst from 2005 to 2007 for Bear Stearns’ Machinery & Industrials team. Earlier in his career he held various management positions in the maritime sector as a business manager for a naval architecture and marine engineering firm and as a manager of logistics in the cruise shipping sector. At the beginning of his career, Mr. Kelleher also sailed as a licensed deck officer aboard U.S.-flagged crude tankers. Mr. Kelleher holds an M.B.A. in Finance & Economics from Columbia Business School, Beta Gamma Sigma, and an M.S. in Ocean Systems Management from the Massachusetts Institute of Technology and graduated as valedictorian from the State University of New York Maritime College with a B.E. in Naval Architecture. Mr. Kelleher is also a U.S. Coast Guard licensed Second Officer Unlimited, 1600 Gross Ton Master Mariner for commercial vessels.

Kevin M. Kilcullen became our Chief Financial Officer at our inception in February 2014 and held the same position during our predecessor period under Veritable since joining in 2012. He also currently serves as Chief Financial Officer of all our wholly owned subsidiaries and our Manager and its parent Principal Maritime Holdings, LLC. Prior to joining our predecessor, Mr. Kilcullen was a Senior Vice President at Jefferies Capital Partners, an international private equity investment firm. During his ten years at Jefferies, Kilcullen was responsible for investments in the maritime industry including: Pacific Basin Shipping, K-Sea Transportation, Epic Shipping and United Maritime Group. Preceding that, he was an investment banker for three years at ING Barings. Mr. Kilcullen holds a B.A. in economics from Harvard University and an M.B.A. from Columbia University.

Michael J. Mitchell has been our Executive Vice President, Head of Global Operations since our inception in February 2014 and served as Vice President of Legal and Contracts with our predecessor Veritable since 2010. He also currently serves as Vice President of Legal and Contracts of all our wholly owned subsidiaries and our Manager and its parent Principal Maritime Holdings, LLC. Mr. Mitchell has been an admiralty lawyer since 1989. Prior to serving in his current positions, Mr. Mitchell was the principal of his own maritime law firm, Michael J. Mitchell, P.C. in New York from 2008 to 2009. Preceding that, he was Senior Vice President and General Counsel at The American Steamship Owners Mutual, an International Group P&I Club, from 2002 to 2008, where he specialized in handling complex, high-profile maritime casualty cases, for which he was nominated as International Maritime Lawyer of the Year. Mr. Mitchell was also a Partner at Haight, Gardner, Poor and Havens, an international maritime law firm, and successor firm Holland and Knight, from 1997 to 2002. Mr. Mitchell completed his Juris Doctorate degree at Boston College Law School. Prior to his legal career, Mr. Mitchell graduated from the United States Merchant Marine Academy with a B.S., and sailed for six years as a licensed deck officer aboard oil tankers and other vessels, obtaining a license as Chief Officer for vessels of unlimited size.

Controlled Company Exemption

We intend to apply to list our common stock on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” Controlled companies under the NYSE rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Our Sponsor will continue to control more than 50% of the voting power of our common stock upon completion of this offering and will be able to nominate a majority of directors for election to our board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided by the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors. As a controlled company, we are also not required to have a compensation committee or a nominating and corporate governance committee. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of three independent directors. However, under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. Upon completion of this offering, Messrs.                     ,                      and                     will serve on our audit committee. Mr.                      satisfies the “independence” requirements of the NYSE rules and the “independence” requirements of Rule 10A-3 of the Exchange Act. Within 90 days of listing, we intend to add an additional member to our board of directors who will satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act and within one year of listing we will add another member to our board of directors who satisfies such requirements, thereby providing us with a fully independent audit committee within the applicable phase in period.

Board of Directors and Committees

Board of Directors

Upon closing of the offering, our board of directors will consist of the directors named above and will be divided into three classes. The members of each class will serve staggered three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2016, and the term of our Class III directors expires in 2017.

In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, one of our directors will be an independent director at the time of closing of the offering. Under the corporate governance rules of the NYSE, a director will not be considered independent unless the board affirmatively determines that the director has no material relationship with us. In making this determination, the board will broadly consider all facts and circumstances the board deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others. In addition, a director would not be independent if:

•	the director is, or has been within the last three years, an employee of us, or an immediate family member is, or has been within the last three years, an executive officer of us;

•	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from us other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	the director is a current partner or employee of a firm that is our internal or external auditor; the director has an immediate family member who is a current partner of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on our audit; or the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on our audit within that time;

•	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that other company’s compensation committee; or

•	the director is a current employee, or an immediate family member is a current executive officer, of another company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have established an audit committee. Our audit committee will, among other things, recommend to the board of directors the appointment of our independent auditors, review and approve the scope of the annual audits of our financial statements, review our internal control over financial reporting, review and approve any non-audit services performed by the independent auditors, review the findings and recommendations of the internal and independent auditors and periodically review major accounting policies.

Our audit committee will consist of three directors: Messrs.                     ,                      and                     . Mr.                      satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act, and Mr.                      qualifies as an audit committee financial expert under the rules of the SEC implementing

Section 407 of the Sarbanes-Oxley Act. We intend to comply with the Sarbanes-Oxley Act and the NYSE rules applicable to controlled companies, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. As such, within 90 days of listing we intend to add an additional independent member to our board of directors and within one year of listing we will add a another independent member to our board of directors, thereby providing us with a fully independent audit committee within the applicable phase in period.

As a controlled company, we are not required to have a compensation committee or a nominating and corporate governance committee. Our board of directors, however, may establish such committees prior to the completing of the offering.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and all other employees.

Executive Compensation

The table below sets forth the compensation during the 2013 fiscal year for each of our named executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Arthur L. Regan	2013	—	—	0	—	0
(CEO & President)

Bart Kelleher.	2013	—	—	0	—	0
(VP & COO)

Michael J. Mitchell.	2013	—	—	0	—	0
(Vice President, Legal & Insurance)

(1)	Assumptions used in calculating this amount are described in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

Employment Agreements

Each of our named executive officers entered into an employment agreement with Principal Management. Please read “Certain Relationships and Related Party Transactions” for additional information about these agreements.

OUTSTANDING EQUITY AWARDS AT FISCAL 2013 YEAR-END TABLE

The following table provides information concerning the unexercised stock options outstanding for each of our named executive officers as of the end of Fiscal 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)(2)	Option Exercise Price($)	Option Expiration Date
Arthur L. Regan
Bart Kelleher
Michael J. Mitchell

(1)	These options vest and become exercisable in equal installments on .
(2)	This column represents the number of Triton Units underlying performance-based options that vest based on the achievement of certain return on investment goals to our principal shareholders, as discussed below.

The options previously granted to our named executive officers are for membership units of Triton Holdings (“Triton Units”) and are governed by the terms of the Triton Holdings, LLC 2010 Long-Term Incentive Plan (the “Option Plan”). Option grants have been designed to align the interests of selected officers and employees with the ownership objectives of our Sponsor. Because we have been a privately held company prior to this offering, grants were made with vesting, performance and other criteria aligned with the growth expected, the length of investment expected, and the possible exit through a public offering expected by our Sponsor. Option grants have typically been made following each calendar quarter in which our Sponsor made certain investments in Triton Holdings. In connection with each option grant, employees are required to agree not to compete and not to solicit our employees or customers during, and for a two-year period after, their employment, and not to disclose confidential information.

All of the options granted under the Option Plan have an eight-year term. One-third of the options are subject to time-based vesting conditions and the remaining two-thirds are subject to performance-based vesting conditions. The time-based options vest as to 20% on each of the first five anniversaries of the date of grant. Half of the performance-based options vest on any date in which our Sponsor has received an aggregate amount of cash in respect of all of its direct or indirect investments in the Triton Units (the “Investor Realized Cash”) that is equal to or greater than two times the aggregate amount our Sponsor invested in the Triton Units; the other half of the performance-based options vest on any date in which the Investor Realized Cash is equal to or greater than three times the aggregate amount invested by our Sponsor in the Triton Units.

In connection with this offering, the option awards in Triton Holdings will be converted into stock options in respect of Principal Maritime Tankers Corporation common stock with appropriate adjustments to the number of shares and exercise price to reflect the capitalization of Principal Maritime Tankers Corporation.

Compensation of our Directors

For fiscal year ended December 31, 2013, our directors did not receive any compensation for serving as members of the board of directors.

2014 Management Incentive Plan

Our Board and shareholders plan to adopt the Principal Maritime Tankers Corp. 2014 Management Incentive Plan to become effective upon consummation of this offering. The following is a summary of certain terms and conditions of the 2014 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2014 Management Incentive Plan attached as an exhibit to this prospectus. You are encouraged to read the full 2014 Management Incentive Plan.

Administration. The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Internal Revenue Code (the “Code”)) will administer the 2014 Management Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2014 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2014 Management Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the 2014 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the 2014 Management Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the 2014 Management Incentive Plan.

Number of Shares Authorized. The 2014 Management Incentive Plan provides for an aggregate of shares of our common stock. No more than                  shares of our common stock may be issued with respect to incentive stock options under the 2014 Management Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than                  shares of our common stock in any twelve-month period. No more than                  shares of our common stock may be granted under the 2014 Management Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the 2014 Management Incentive Plan for any single year during a performance period for a cash denominated award is $             (with respect to each year if the performance period is more than one year). Shares of our common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our common stock that may be delivered pursuant to incentive stock options granted under the 2014 Management Incentive Plan. If any award granted under the 2014 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2014 Management Incentive Plan.

Change in Capitalization. If there is a change in our Company’s corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the 2014 Management Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2014 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2014 Management Incentive Plan, the limitations on awards under the 2014 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options (as defined below), incentive (qualified) stock options, stock appreciation rights (SARs), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2014 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as Substitute Awards).

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2014 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2014 Management Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2014 Management Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2014 Management Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2014 Management Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our Company’s insider trading policy, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the 2014 Management Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2014 Management Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the 2014 Management Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in common stock equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards. The Compensation Committee may grant any award under the 2014 Management Incentive Plan in the form of a “Performance Compensation Award” (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain “Performance Goals.” The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA);

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return;

•	expense targets or cost reduction goals, general and administrative expense savings;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	enterprise value;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

•	system-wide revenues;

•	cost of capital, debt leverage year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the Compensation Committee deems appropriate or, stock market indices. The Compensation Committee may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company’s fiscal year.

Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant’s performance compensation award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the 2014 Management Incentive Plan) to such Performance Goals.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the 2014 Management Incentive Plan).

Amendment. The 2014 Management Incentive Plan will have a term of ten years. The board of directors may amend, suspend or terminate the 2014 Management Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, NYSE or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common stock is listed. However, stockholder approval is not required with respect to clauses (i), (ii), and (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2014 Management Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (a non-qualified stock option). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under

Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2014 Management Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2014 Management Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code.

Voting Rights

To preserve our ability to have certain items of our income be exempt from United States federal income taxation under Section 883 of the Code, if, at any time, any person or group other than the Sponsor owns beneficially 5% or more of the common stock then outstanding, then any common stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders that would have been in excess of 4.9% shall be redistributed pro rata among other shareholders of our common stock holding less than 5.0% of our common stock.

OUR MANAGERS AND MANAGEMENT-RELATED AGREEMENTS

Management Services Agreements with Principal Management

We believe that our business will continue to benefit from the expertise and resources of Principal Management, our Manager. Principal Management is a wholly owned subsidiary of our Sponsor and, through our Management Services Agreements, provides us commercial, operational, administrative and strategic advisory services necessary to support our business. Our Manager provides these services to us as an independent contractor and not as our agent or employee.

Summaries of the Management Services Agreements are included below. Because the following is only a summary, it does not contain all information you may find useful. For more complete information, you should read the Management Services Agreements in their entirety, which are included as exhibits to the registration statement of which this prospectus is a part and are incorporated into this prospectus by reference.

Management Services

Our Manager provides us with various advisory services as are customarily provided by similarly situated companies in the shipping industry, as well as those advisory services reasonably requested from time to time by us.

Advisory services provided by our Manager include:

•	Administrative matters, which include legal services, record keeping, production of accounting financial statements and coordinating with auditors.

•	Commercial matters, which include marketing, the negotiation and entry into various contracts and agreements, budgeting and other business and financial matters.

•	Technical matters, which include oversight of the operation and maintenance of the vessels, scheduling of routine drydockings and other technical services.

Our Manager provides these services to us in in accordance with customary industry practice.

Fees and Expenses

As consideration for providing its services under the Management Services Agreements, we pay to our Manager “Specific Fees” and “General Fees” based on the following components:

•	“Specific Fees” include the actual costs and expenses incurred by Principal Management in connection with providing us with services for our sole benefit or the sole benefit of our vessels, or are specifically requested to be provided by us, such as drydocking and other maintenance services particular to our vessels.

•	“General Fees” include our pro rata portion of any and all general overhead, administrative, and other costs and expenses incurred by Principal Management, such as expenses related to payroll and benefits, general liability, directors’ and officers’ and other insurance and indemnity agreements, real estate, travel, technology, rent, utilities, dues and subscriptions, termination fees and expenses, marketing and communications, service agreements, monitoring agreements, office equipment and supplies, business development, taxes, professional fees and expenses, and distribution agreements.

Fees and expenses of Principal Management are allocated to the subsidiaries of our Company at cost, with no profit margin.

Term

Each of our vessels is subject to a Management Services Agreement. Each Management Services Agreement was entered into prior to that particular vessel’s acquisition, had an initial term of one year and has automatically been renewed for additional one-year periods on subsequent anniversary dates and will continue in a similar manner unless terminated in accordance with its terms.

Technical Management Agreements

We have entered into a Technical Management Agreement for each of our 12 ships. Currently, we have entered into seven technical management agreements with Northern Marine and five technical management agreements with Bernhard Schulte. Pursuant to each Technical Management Agreement, either Northern Marine or Bernhard Schulte, as the case may be, provides us with services such as vessel maintenance and management, vessel regulation and classification society compliance and crewing. Each of these Technical Management Agreements is structured to remain in force indefinitely, unless terminated in accordance with the terms of the applicable agreement. We pay our Technical Managers directly for their services and reimburse them for their costs and expenses incurred in providing certain of these services. The compensation arrangement under the Technical Management Agreements is in accordance with industry standards.

Pool Manager Agreements

We have entered into three Pool Manager Agreements with Stena Bulk in connection with the three vessels we have entered in the pool with Stena Sonangol. Pursuant to each Pool Manager Agreement, Stena Bulk provides chartering, post fixture and operational services. Under a spot market charter contract entered into by Stena Bulk on our behalf, we pay the operating costs of the vessel, including costs associated with the crew, maintenance and insurance. The revenue from the charter is then combined with revenue generated from other pooled ships, with the understanding that all members of the pool will share in the revenues (less voyage expenses) generated by the entire group of vessels in the pool. For the services of Stena Bulk under the Pool Manager Agreements, we pay a percentage of the revenue recognized under the spot market charter contracts that Stena Bulk arranges through the pool.

Commercial Management Agreements

We have entered into five Commercial Management Agreements. Four of the Commercial Management Agreements are with Shell and one of the Commercial Management Agreements is with Core Petroleum. Pursuant to each of the five Commercial Management Agreements, either Shell or Core Petroleum, as the case may be, is responsible for arranging voyage or spot market charters on the Company’s behalf. Under a voyage or spot market charter contract entered into by Shell or Core Petroleum on the Company’s behalf, the Company pays for both the voyage expenses and vessel expenses, but then itself recognizes any revenue generated under that particular charter contract. For the services of Shell or Core Petroleum under each of the Commercial Management Agreements, the Company pays a percentage of the revenue recognized under the voyage or spot charter contracts that Shell or Core Petroleum assist with.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, we will have a written related party transaction policy and procedures which gives our audit committee the power to approve or disapprove potential related party transactions of our directors and executive officers, their immediate family members and entities in which they hold a 5% or greater beneficial ownership interest. The audit committee is charged with reviewing all relevant facts and circumstances of a related party transaction, including whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the person’s interest in the transaction.

The policy has pre-approved the following related party transactions:

•	Transactions where the interest arises only from (a) the person’s position as a director on the related party’s board of directors; (b) direct or indirect ownership of less than 5% of the related party; or (c) the person’s position as a partner with the related party with less than 5% interest and not the general partner of the partnership; and

•	Transactions involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Related party transaction is defined as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect interest.

Management Services Agreements

Our commercial, operational, administrative and strategic advisory services are provided by Principal Management, our Manager and a company owned by our Sponsor. The aggregated fees paid to our Manager under the Management Services Agreements were approximately $4.9 million for the year ended December 31, 2013. We are responsible for a portion of the compensation cost paid to our executive officers by Principal Management through the Management Services Agreements.

Employment Agreements

Each of our named executive officers and Mr. Kilcullen entered into an employment agreement with Principal Management, our Manager. Under the employment agreements, Principal Management provides our executive officers with an annual base salary, an annual incentive bonus of up to 50% of base salary and other health and welfare benefits. In addition, our executive officers are entitled to severance, including one year of base salary, upon certain terminations of employment with Principal Management. The aggregate compensation paid by Principal Management to our executive officers in fiscal year 2013 was $2.1 million. We are responsible for a portion of the compensation cost paid to our executive officers by Principal Management through the Management Services Agreements.

Investor Rights Agreement

Prior to or at the closing of this offering, we will enter into an investor rights agreement with our Sponsor, pursuant to which we will grant our Sponsor certain registration rights with respect to the shares of our common stock owned by them. Pursuant to the agreement, our Sponsor will have the right, subject to certain terms and conditions, to require us, on up to                  separate occasions following the expiration of      days from the date of this offering, to register under the Securities Act shares of our common stock held by our Sponsor for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by us. We will be obligated to pay all expenses incidental to the registration excluding underwriting discounts and commissions. See “Shares Eligible for Future Sale” for a discussion of the shares that may be sold into the public market in the future.

Transactional Advisory Services Agreement

Our subsidiary, Triton Holdings, entered into a transactional advisory services agreement, dated as of August 26, 2010, with Apollo Management VII, L.P. (“Management VII”), which was assigned to Apollo Global Securities, LLC (“Apollo Global”) via an assignment agreement, dated as of October 31, 2011 (as assigned, the “Transactional Advisory Services Agreement”). Pursuant to the Transactional Advisory Services Agreement, Apollo Global provides certain transactional advisory services related to various acquisitions, divestitures, financings and other transactional matters of Triton Holdings and its direct and indirect subsidiaries. Triton Holdings pays Apollo Global a transactional advisory fee for the services it provides. The aggregated transactional advisory fees paid under the Transactional Advisory Services Agreement was approximately $0.6 million for the 2013 fiscal year. Apollo Global is an affiliate of Apollo Management, L.P. (“Apollo Management”). The Transactional Advisory Services Agreement will terminate automatically in accordance with its terms upon the closing of this offering. For more information about our relationship with Apollo Management, see “Security Ownership of Certain Beneficial Owners and Management.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares by:

•	Each person known by us to beneficially own 5% or more of our outstanding shares;

•	the Chief Executive Officer of Principal Maritime Tankers and the two most highly compensated executive officers of Principal Maritime Tankers other than the Chief Executive Officer;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage of shares beneficially owned immediately prior to and after the completion of this offering is based on                  shares issued and outstanding both immediately prior to and after the completion of this offering. All shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person or entity named in the table below is 3530 Post Road, Southport, CT 06890.

	Shares Beneficially Owned Immediately Prior to the Completion of this Offering(1)		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Apollo Ownership Funds(2)
Arthur L. Regan
Bart B. Kelleher
Michael J. Mitchell
Steve Martinez
Justin Stevens
James Chambers
All executive officers and directors as a group

*	Represents beneficial ownership of less than 1% of shares outstanding.
(1)	The amounts and percentages of our shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)

The amount reported includes shares held of record by Triton Maritime (Cayman), Ltd. (“Triton”) and Triton Maritime (Cayman) II, Ltd. (“Triton II,” together with Triton, the “Apollo Ownership Funds”). Triton Maritime Holdings (Cayman), L.P. (“Triton Holdings LP”) is the sole shareholder of Triton. AIF VII Euro Holdings, L.P. (“Euro Holdings”), AOP VII (AIV II), L.P. (“AOP VII”) and Apollo Overseas Partners (Delaware 892) VII, L.P. (“Overseas (Delaware 892) VII”) are the shareholders of Triton II. Apollo Management VII, L.P. (“Management VII”) is the manager of Triton Holdings LP, Euro Holdings, AOP VII and Overseas (Delaware 892) VII. AIF VII Management, LLC (“AIF VII LLC”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VII LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Apollo Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the

managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control over the shares of our common stock held by the Apollo Ownership Funds. The address of Triton, Triton II, Triton Holdings LP, Euro Holdings and AOP VII is c/o Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of Overseas (Delaware 892) VII is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VII, AIF VII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our Articles of Incorporation and Bylaws that will be in effect prior to the closing of this offering. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Articles of Incorporation and Bylaws, copies of which will be filed as exhibits to the Registration Statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our Articles of Incorporation will provide for common stock, which has one vote per share. Other than these voting rights and conversion rights applicable to the common stock as described below, the rights of the two classes of stock are equivalent. The rights of these classes of stock are discussed in greater detail below.

Immediately following the closing of this offering, our authorized capital stock will consist of shares, of which:

•	shares will be designated as common stock, par value $0.01 per share; and

•	shares will be designated as preferred stock, par value $0.01 per share.

Immediately following the closing of this offering, we will have                  outstanding shares of common stock, assuming an offering price at the mid-point of the range shown on the cover of this prospectus, and no outstanding shares of preferred stock.

Common Stock

Voting Rights

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to a company’s articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Except as described below, holders of our common stock will have equivalent economic rights. Except as otherwise provided by the BCA, holders of shares of common stock will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. In addition, to preserve our ability to have certain items of our income exempt from U.S. federal income taxation under Section 883 of the Code, if, at any time, any person or group other than our Sponsor owns beneficially 5% or more of the common stock then outstanding, then any common stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders in excess of 4.9% shall be redistributed pro rata among other shareholders of our common stock holding less than 5.0% of our common stock.

Dividends

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in our articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally in any dividends that our board of directors may declare from time to time in the form of cash out of funds legally available for dividends, shares of common stock or rights to acquire common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally on a pro rata basis in all assets remaining after the payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any.

Conversion

Shares of our common stock will not be convertible into any other shares of our capital stock.

Other Rights

Our common stock holders will not have conversion, redemption or preemptive rights to subscribe for any of our securities. The rights, preferences and privileges of our common stock holders are subject to the rights of the holders of any shares of preferred stock that may be issued.

Preferred Stock

Our Articles of Incorporation will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	dividend rates, if any;

•	redemption privileges, if any;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors will be elected by a plurality of the votes cast by shareholders entitled to vote. Cumulative voting shall not be used to elect directors.

Our Articles of Incorporation will provide that our board of directors must consist of at least three members. Only our board of directors may change the number of directors by a majority vote of the entire board; provided, however, that for so long as our Sponsor beneficially owns at least 50.1% of our outstanding common stock, the number of directors may be changed such that those directors designated by our Sponsor constitute a majority of the board.

Shareholder Meetings

Under our Bylaws, annual general meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. If we fail to hold an annual meeting within 90 days of the designated date, a special meeting in lieu of an annual meeting may be called by shareholders holding not less than 10% of the voting power (as such term is defined in our Articles of Incorporation) of all outstanding shares entitled to vote at such meeting. Other than such a meeting in lieu of an annual meeting, special meetings of shareholders may be called only by the Chairman of our board of directors or our Chief Executive Officer, in either case at the direction of our board of directors, as set forth in a resolution stating the purpose or purposes thereof approved by a majority of the entire board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale or exchange of all or substantially all of our assets, and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder will also have the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates, or that his interest therein devolved upon him by operation of law.

Limitations on Director Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties if the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and had no reason to believe his conduct was unlawful. Our Articles of Incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws will also provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

Our directors currently employed by our Sponsor are also covered by our Sponsor’s professional liability insurance and indemnification under our Sponsor’s bylaws and other constitutive documents.

Our Articles of Incorporation anticipate the possibility of a conflict regarding business opportunities by our directors and officers who also serve as directors or officers of Principal Management or its affiliates. We do not anticipate that our business and the business of Principal Management will have significant overlap.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws, which are summarized below, may contain provisions that have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of us by means of a tender offer, a proxy contest or other method that a shareholder may consider in its best interest and (b) the removal or replacement of incumbent officers and directors.

“Blank Check” Preferred Stock

Our Articles of Incorporation authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a shareholders rights plan making a takeover more difficult and expensive.

Classified Board of Directors

Our Bylaws provide for the division of our board of directors into three classes of directors. The members of each class will serve staggered, three-year terms beginning upon the expiration of the initial term for each class (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Approximately one-third of our board of directors will be elected each year at the annual general meeting of shareholders. See “Management—Board of Directors and Committees.”

Removal of Directors; Vacancies

Our Bylaws provide that any director may be removed at any time, only for cause, by the affirmative vote of holders of 66 2⁄3% of the outstanding shares of our capital stock entitled to vote in the election of directors; provided, that directors designated by our Sponsor then in office may be removed at any time, with or without cause, by our Sponsor. Vacancies on our board of directors may be filled only by a majority of our board of directors; provided, that until our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, certain vacancies caused by an increase in the size of the board of directors must be filled by the directors nominated by our Sponsor then in office. In addition, the removal of a director designated by our Sponsor must be filled by such Sponsor.

No Cumulative Voting

Our Bylaws provide that shareholders do not have the right to cumulative votes in the election of directors.

Shareholder Action by Written Consent; Calling of Special Meetings of Shareholders

Our Bylaws will not permit shareholder action by written consent if less than 50.1% of our outstanding common stock is beneficially owned by our Sponsor. Our Bylaws will also provide that if less than 50.1% of our outstanding common stock is beneficially owned by our Sponsor, special meetings of our shareholders may be called only by our board of directors or the chairman of the board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders are required to give us timely notice in writing thereof. To be timely, a shareholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our Bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders. These provisions generally do not apply to nominations of directors by our Sponsor.

Amendments to the Articles of Incorporation

Our Articles of Incorporation provide, among other things, for the election, removal and classification of our directors, and may only be repealed or amended by a vote of 50.1% or more of the total voting power of our outstanding capital stock; provided, that once our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, our Articles of Incorporation may only be repealed or amended by a vote of 66 2⁄3% or more of the total voting power of our outstanding capital stock. For so long as our Sponsor has the right to designate any director to our board, any amendment to provisions in our Articles of Incorporation relating to the election, removal and classification of directors and related matters will require the consent of our Sponsor.

Bylaw Amendments

Our Bylaws may only be repealed or amended by a vote of 50.1% or more of the total voting power of our outstanding capital stock. In light of the voting rights of our common stock, any amendments to our Bylaws will likely require the approval of our Sponsor; provided, that once our Sponsor no longer beneficially owns at least 50.1% of our outstanding common stock, our Bylaws may only be repealed or amended by a vote of 66 2⁄3% or more of the total voting power of our outstanding capital stock. For so long as our Sponsor has the right to designate any director to our board, any amendment to provisions in our Bylaws relating to the election, removal or classification of directors and related matters will require the consent of our Sponsor.

Registration Rights

Prior to or at the closing of this offering, our Sponsor will have certain registration rights with respect to the shares of our common stock owned by them. See “Shares Eligible for Future Sale” for a discussion of the shares that may be sold into the public market in the future, and “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for a discussion of such registration rights.

Transfer Agent

The registrar and transfer agent for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “PMAR.”

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs will be governed by our Articles of Incorporation, our Bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

• Held at a time and place as designated in the bylaws.	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

• Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	• Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

• May be held in or outside of the Marshall Islands	• May be held in or outside of Delaware.

Notice:	Notice:

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Marshall Islands	Delaware

Shareholders’ Voting Rights

•   Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

•   Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

• Any person authorized to vote may authorize another person or persons to act for him by proxy.	• Any person authorized to vote may authorize another person or persons to act for him by proxy.

•   Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.

•   For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

• The articles of incorporation may provide for cumulative voting in the election of directors.	• The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

• The board of directors must consist of at least one member.	• The board of directors must consist of at least one member.

• The number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

•   Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•   If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number of directors shortens the term of any incumbent director.

Marshall Islands	Delaware

Dissenter’s Rights of Appraisal

•   Shareholders have a right to dissent from any plan of merger or consolidation or sale or exchange of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

•   Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

•   A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

•   An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•   In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

• A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Marshall Islands	Delaware
• Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

• Attorneys’ fees may be awarded if the action is successful.

•   A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares, the common stock sold in the offering will be freely transferable in the United States without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below, or another SEC rule.

Upon the completion of this offering, our Sponsor will own              shares of common stock. These shares may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

Prior to or at the closing of this offering, we will enter into an investor rights agreement with our Sponsor, pursuant to which we will grant our Sponsor and its affiliates, the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act any shares of common stock owned by our Sponsor or its affiliates. Please read “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on a national securities exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based on the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return related to the shares of common stock.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of the pertinent jurisdictions, including the Republic of the Marshall Islands, of its investment in us. Accordingly, each shareholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to our common stock. This discussion does not purport to address the tax consequences of owning our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common stock, dealers in securities or currencies and U.S. Holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If an entity treated as a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common stock, you are encouraged to consult your tax advisor. A beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder, as defined above, is referred to below as a “Non-U.S. Holder.”

Taxation of Operating Income: In General

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of this discussion, our subsidiaries are treated as branches rather than separate corporations.

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, collectively referred to as “shipping income,” to the extent that the shipping income is derived from sources within the United States.

For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States, which we refer to as “U.S. source international shipping income,” will be considered to be 50% derived from sources within the United States.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be derived from sources within the United States. Such shipping income will not be subject to any U.S. federal income tax.

Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not anticipate engaging in the transportation of cargo that would produce 100% U.S. source shipping income.

Unless exempt from tax under Section 883 of the Code (or “effectively connected” with the conduct of a U.S. trade or business, as described below), 50% of our gross U.S. source international shipping income generally would be subject to a 4% tax imposed without allowance for deductions.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source international shipping income if:

(a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the “Country of Organization Test”; and

(b) either:

(1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”;

(2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States, to which we refer as the “Publicly Traded Test”; or

(3) it is a “controlled foreign corporation” and it satisfies an ownership test to which, collectively, we refer as the “CFC Test.”

In addition, U.S. Treasury regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiations and reporting requirements.

The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we will satisfy the Country of Organization Test and will likely be exempt from U.S. federal income taxation with respect to our U.S. source international shipping income if we are able to satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test.

The regulations under Section 883 provide, in pertinent part, that a corporation will meet the Publicly Traded Test if one or more classes of stock of a foreign corporation representing, in the aggregate, more than 50% of the combined voting power and value of all classes of stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States. A class of stock will be considered to be “primarily traded” on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country.

Under the regulations, a class of stock will be considered to be “regularly traded” on an established securities market if (a) such class of stock is listed on such market, (b) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (c) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if a class of stock is regularly quoted by dealers making a market in such stock.

The regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the “Five Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of a class of stock, or “5% shareholders,” the regulations permit a company to rely on Schedule 13G and Schedule 13D filings with the SEC to identify its 5% shareholders. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes.

Since we expect that our common stock will only be traded on the NYSE, which is considered to be an established securities market, we expect that our common stock will be deemed to be “primarily traded” on an established securities market. Furthermore, we believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States, where, as we expect will be the case for our common stock, the class of equity is regularly quoted by dealers who regularly and actively make offers, purchases and sales of such equity to unrelated persons in the ordinary course of business. In addition, taking into account our ownership by our Sponsor and the 4.9% limitation on the voting rights of any person or group other than our Sponsor, we do not expect to be subject to the Five Percent Override Rule.

We therefore expect that our common stock will be considered to be “primarily and regularly traded on an established securities market” and that we and each of our subsidiaries will therefore qualify for the Section 883 tax exemption. There can, however, be no assurance in this regard. Should any of the facts described above cease to be correct, our and these subsidiaries’ ability to qualify for the Section 883 tax exemption will be compromised.

Taxation in Absence of Section 883 Exemption

If we do not qualify for exemption under Section 883 as described above, 50% of our gross U.S. source international shipping income will be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business (“effectively connected income”), as described below. We do not currently anticipate that a significant portion of our shipping income will be U.S. source international shipping income, though there can be no assurance in this regard.

To the extent our U.S. source international shipping income or any other income we may have is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at rates of up to 35%. In addition, we may be subject to a 30% “branch profits” tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business.

Our U.S. source international shipping income would be considered effectively connected income only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source international shipping income; and

•	substantially all of our U.S. source international shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have either a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis. Based on the expected mode of our future shipping operations and other activities, we believe that none of our shipping income will constitute effectively connected income. However, the nature and extent of our operations are subject to change, and there can be no assurance that some of our shipping income will not constitute effectively connected income. We may also from time to time generate non-shipping income that may be treated as effectively connected income.

U.S. Taxation of Gain on Sale of Vessels

Provided we qualify for exemption from tax under Section 883 in respect of our shipping income, gain from the sale of a vessel likewise should be exempt from tax under Section 883. If, however, our shipping income does not, for whatever reason, qualify for exemption under Section 883, then such gain could be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.

U.S. Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is currently taxable to such U.S. Non-Corporate Holder at a preferential tax rate, provided that (a) the common stock is readily tradable on an established securities market in the U.S. (such as the NYSE, on which we expect our common stock will be traded); (b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (c) the U.S. Non-Corporate Holder’s holding period of the common stock includes more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (d) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for tax at the preferential rates in the hands of a U.S. Non-Corporate Holder. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. The U.S. Holder’s basis in its common stock generally will equal the U.S. Holder’s purchase price for the common stock, reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Capital gain of a U.S. Non-Corporate Holder is generally taxed at a preferential rate where the holder has a holding period greater than one year. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Holders will be subject to a 3.8% Medicare tax on certain investment income, including gain from the disposition of our common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either:

•	75% or more of our gross income for the taxable year consists of “passive income” (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or

•	at least 50% of our assets for the taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

For purposes of these tests, income derived from the performance of services does not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and future projections, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat our income from the spot charter and time charter of vessels as services income, rather than rental income. Accordingly, we believe that such income does not constitute passive income, and that the assets that we own and operate in connection with the production of that income, primarily our vessels, do not constitute passive assets for purposes of determining whether we are a PFIC, at least to the extent that they generate income that is not passive.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a recent case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, in published guidance, the IRS stated that it disagreed with the ruling in Tidewater and specified that time charters similar to those at issue in the case should have been treated as service contracts. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

Accordingly, no assurance can be given that the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (generally the portion of any distributions received by the U.S. Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common stock) and on any gain from the disposition of our common stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our common stock.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our common stock will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the common stock and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. If we determine that we are a PFIC for any taxable year, we intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common stock is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common stock at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the common stock is included in the U.S. Holder’s income as ordinary income. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common stock is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our common stock during a period when we are a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our common stock, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. Additionally, as a result of new legislation, a U.S. Holder who holds our common stock during a period when we are a PFIC is required to file an annual information report with such U.S. Holder’s U.S. Federal income tax return on IRS Form 8621. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our common stock unless the income is effectively connected income (and the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S. if that is required by an applicable income tax treaty).

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless either:

•	the gain is effectively connected income (and the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the U.S. if that is required by an applicable income tax treaty); or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, payments of distributions on our common stock that are made within the United States, and the proceeds of a disposition of our common stock that is effected at a U.S. office of a broker will be subject to U.S. federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. Such payments may also be subject to U.S. federal backup withholding tax if you are a Non-Corporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

A Non-U.S. Holder that receives distributions on our common stock within the United States or sells our common stock through the U.S. office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

Information reporting and backup withholding will generally not apply to payments of proceeds from a disposition of our common stock if the common stock is sold through the non-U.S. office of a non-U.S. broker and the proceeds are paid outside the United States. However, information reporting (but not backup withholding) will apply to a payment of proceeds, even if that payment is made outside the United States, stemming from a sale of our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

U.S. Return Disclosure Requirements for U.S. Individuals

U.S. individuals that hold certain specified foreign financial assets including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000, may be required to report such assets on IRS Form 8938 with their federal income tax return. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our shares of common stock.

Transfer Reporting Requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file an IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds $100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and                      are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $             million. The underwriters have agreed to reimburse us for certain of our expenses in connection with this offering. We have agreed to reimburse the underwriters for expenses related to clearing of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount up to $            . Such reimbursement is deemed to be underwriting compensation by FINRA.

No Sales of Similar Securities

We, our executive officers and directors, and holders of all of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of days after the date of this prospectus. Notwithstanding the foregoing, if at any time during the                 -day restricted period we cease to qualify as an “emerging growth company” under the U.S. federal securities laws and either (1) during the date that is 15 calendar days plus three business days before the last day of the -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the                 -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the                 -day period, then the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

UBS Securities LLC may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

New York Stock Exchange Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “PMAR.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us or our affiliates and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at (a) persons who are outside the United Kingdom, (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (c) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (a) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) where the transfer is by operation of law.

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby and certain legal matters as to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. U.S. securities law matters in connection with this offering will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. U.S. securities law matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Triton Holdings, LLC and subsidiaries for the years ended December 31, 2013 and December 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus entitled “The International Oil Tanker Shipping Industry” and the statistical and graphical information contained therein, and in any other instance where Drewry has been identified as the source of information included in this prospectus, have been reviewed by Drewry, which has confirmed to us that they accurately describe the international tanker shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Drewry filed as an exhibit to the Registration Statement on Form S-1 under the Securities Act of which this prospectus is a part.

AUTHORIZED REPRESENTATIVE

We hereby irrevocably appoint CT Corporation System, located at 111 Eighth Ave., New York, New York 10011, as our authorized agent for service of process, upon which service of process in connection with any suit, action or proceeding arising in connection with this offering may be made.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

OIL TANKER SHIPPING INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Industry publications, studies and surveys generally state that they have been prepared from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the data obtained from Drewry is reliable, we have not independently verified market and industry data from such third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Aframax. A medium size crude tanker of approximately 80,000 to 120,000 deadweight tons. Because of their size, Aframaxes are able to operate on many different routes, including from Latin America and the North Sea to the U.S. They are also used in lightering. Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor on behalf of the flag state, that takes place every year.

Available days. The total days that a vessel is available for employment, net of off-hire days associated with major repairs, upgrades, drydockings or special or intermediate surveys.

Ballast voyage or traveling in ballast . A voyage during which the vessel is not laden with cargo.

Bareboat charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charterhire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bernhard Shulte. Bernhard Shulte Shipmanagement Ltd.

BP. BP plc.

Bunkers. Fuel burned in a vessel’s engines.

Charter. The hire of a vessel for the transportation of a cargo. The contract for a charter is commonly called a “charterparty.”

Charterer. The party that hires a vessel under the charterparty.

Charterhire. A sum of money paid to the ship owner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as “freight.”

Chevron. Chevron Corporation.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a signatory. A vessel that receives its certification is referred to as being “in-class.”

CLC. International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended.

Commercial management or commercially managed. The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel and appointing port agents.

Commercial pool. A commercial pool is a group of similar size and quality vessels with different ship owners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and contracts of affreightment and other operating efficiencies.

Core Petroleum. Core Petroleum LLC.

Document of compliance. A document issued to a company which certifies that it complies with the requirements of the ISM Code.

Double-hull. Hull construction design by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Double-bottom. Hull construction design by which a ship has an inner and outer hull only at the bottom of the vessel.

Double-side. Hull construction design by which a ship has an inner and outer hull only on both vertical sides of the vessel’s hull.

Drydocking. The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be performed periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

Dwt. Deadweight ton, which is a unit of a vessel’s carrying capacity, including cargo, fuel, oil, water, stores and crew measured in metric tons of 1,000 kilograms.

Exxon. Exxon Mobile Corporation.

Fix. A shipping industry term for arranging the charter of a vessel.

Flag state. The country where a vessel is registered.

Freight. A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump-sum amount.

GAAP. Accounting principles generally accepted in the United States.

General and administrative expenses. General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Gross ton. A unit of the volume of a ship’s enclosed spaces measured to the outside of the hull framing.

Hire rate. The agreed sum or rate to be paid by the charterer for the use of the vessel; usually paid in U.S. dollars per day.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a U.N. agency that establishes international standards for shipping.

Intermediate survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.

ISM Code. International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel owners to obtain a safety management certification for each vessel they manage.

ISPS. International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to ships and ports.

Lightering. The process of transferring cargo between vessels of different sizes.

MARPOL. The International Convention for the Prevention of Pollution from Ships.

Modern vessel. A general term that typically describes a vessel up to five years old.

Newbuilding. A new vessel under construction or just completed.

Northern Marine. Northern Marine Management Limited.

Off-hire. The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled. Charterhire is generally not paid during off-hire periods. This is usually agreed in the charterparty. If the off-hire period is subject to dispute then resolutions are usually met through arbitration panels.

Oil major. The world’s largest oil companies, such as Exxon, BP, Shell, Chevron, ConocoPhillips, Statoil, Petrobras and Total.

Oil products. The resulting product recovered in an oil refinery at the various stages of processing crude oil, such as fuel oil, diesel and gasoil, kerosene and gasoline.

OPA. The U.S. Oil Pollution Act of 1990, as amended.

Operating costs. The costs of operating the vessels, including crewing costs, insurance, repairs and maintenance, stores, spare parts, lubricants and miscellaneous expenses (but excluding capital costs, interest and voyage costs).

Operating days. The days a vessel is in operation for a period, measured by subtracting idle days from available days.

Panamax. Panamax vessels have a carrying capacity of approximately 60,000 to 80,000 deadweight tons. Modern Panamaxes generally transport approximately 490,000 barrels of crude oil or refined oil products mostly on regional trades and short-to-medium haul worldwide trades.

Period charter. A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Petrobras. Petróleo Brasileiro S.A.

PetroChina. PetroChina Company Limited.

Protection and indemnity (P&I) insurance. Insurance obtained through a mutual association formed by ship owners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, such as oil pollution, cargo damage, crew injury or loss of life, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a vessel as scrap metal.

Shell. Shell Western Trading and Supply Ltd., a subsidiary of Royal Dutch Shell plc.

Short-term charter. A charter for a term less than two years.

Single hull. Hull construction design by which a ship has a single hull separating the cargo from the ocean.

Sister ships. One or more vessels of the same or similar specifications typically built at the same shipyard. With regard to the theory of sister ship liability, two or more ships which are, or are deemed to be, in common registered ownership, and which may be jointly liable for certain maritime claims.

SOLAS. International Convention for Safety of Life at Sea, which provides, among other things, rules for the construction and equipment of commercial vessels.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every four to five years, as part of the recertification of the vessel by the classification society.

Spot charter. Generally refers to a voyage charter or a trip charter (see separate definitions), which generally last from 10 days to three months. Under both types of spot charters, the ship owner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. The ship owner would also be responsible for each vessel’s intermediate and special survey costs. Under a time charter agreement the charterer is responsible for the payment of voyage and operating expenses.

Spot market. The market for a vessel for single voyages.

Statoil. StatoilHydro ASA.

Stena Sonangal. Stena Sonangal Suezmax Pool LLC.

Suezmax. A large crude tanker of approximately 120,000 to 200,000 deadweight tons. Modern Suezmaxes can generally transport about one million barrels of crude oil.

Tanker vessel. A vessel designed to carry liquid cargoes in specially designed cargo tanks, fitted with all the necessary equipment to safely load, transport and discharge same into land or off shore terminals or other vessels.

Time Charter Equivalent Rate (“TCE”). Shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. TCE is expressed as U.S. dollars per day rate and is calculated as voyage revenues less voyage expenses divided by the number of voyage days.

Time charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the ship owner receives semi-monthly charterhire payments on a U.S. Dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port and canal costs and bunkers.

Total. Total S.A.

Trafigura. Trafigura Baheer B.V.

Trip charter or short time charter. A time charter for a trip to carry a specific cargo from a delivery point via load and discharge ports to a redelivery point.

Unipec. China International United Petroleum & Chemicals Co., Ltd.

Vessel operating expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lube oil and spare part costs, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents’ fees, canal dues and extra war risk insurance premiums, as well as commissions, which are included in “voyage expenses.”

Vessel utilization. The percentage of time that vessels are available for revenue generating days, determined by dividing operating days by available days for the relevant period.

Vitol. Vitol Group.

VLCC. The abbreviation for Very Large Crude Carrier, a large crude tanker of approximately 200,000 to 320,000 deadweight tons. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe and Asia, and from West Africa to the U.S. and Far Eastern destinations.

Voyage charter. A charter involving the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Owners are also responsible for any positioning movement costs. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunkers) costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.

Triton Holdings, LLC and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Triton Holdings, LLC

Southport, Connecticut

We have audited the accompanying consolidated balance sheets of Triton Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Triton Holdings, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

March 20, 2014

/s/ Deloitte & Touche LLP

Stamford, CT

Triton Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$42,277	$20,996
Accounts receivable, net	19,674	15,371
Prepaid expenses	471	920
Bunker inventory	4,532	—

Total current assets	66,954	37,287

Non-current Assets
Vessels, net of accumulated depreciation of $71,892 and $43,422, respectively	684,566	659,153
Vessel deposits	—	5,400
Deferred drydock costs, net	7,535	9,236
Deferred financing costs, net	15,231	10,646

Total non-current assets	707,332	684,435

Total Assets	$774,286	$721,722

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$3,849	$668
Due to Manager	1,629	3,650
Deferred voyage revenue	—	909
Accrued voyage expenses	5,444	—
Accrued liabilities	810	1,181
Current portion long-term debt	—	32,498

Total current liabilities	11,732	38,906

Non-current liabilities
Long-term debt, net of current portion	360,000	338,019

Total Liabilities	371,732	376,925

Commitments and contingencies
Members’ Equity
Paid-in capital	498,490	413,260
Accumulated deficit	(95,936)	(68,463)

Total Members’ Equity	402,554	344,797

Total Liabilities and Members’ Equity	$774,286	$721,722

The accompanying footnotes are an integral part of these consolidated financial statements.

Triton Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands)

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Total revenues	$85,402	$57,439

Operating Expenses
Voyage expenses	22,294	—
Vessel operating expenses	33,486	29,297
General and administrative expenses	7,015	7,539
Depreciation and amortization	31,371	27,968

Total operating expenses	94,166	64,804

Operating loss	(8,764)	(7,365)

Other Income (Expense)
Interest income	20	40
Interest expense	(18,729)	(19,600)

Total other income (expense)	(18,709)	(19,560)

Net loss	$(27,473)	$(26,925)

The accompanying footnotes are an integral part of these consolidated financial statements.

Triton Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

(Amounts in thousands)

	Number of Units	Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2012	349,049	$332,685	$(41,538)	$291,147

Contributed Capital		80,575	—	80,575
Net Loss		—	(26,925)	(26,925)

Balance at December 31, 2012	434,790	413,260	(68,463)	344,797

Contributed Capital		85,230	—	85,230
Net Loss		—	(27,473)	(27,473)

Balance at December 31, 2013	626,493	$498,490	$(95,936)	$402,554

The accompanying footnotes are an integral part of these consolidated financial statements.

Triton Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended	For the Year Ended
	December 31, 2013	December 31, 2012
Cash Flow from Operating Activities
Net Loss	$(27,473)	$(26,925)
Adjustments to reconcile Net Loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	31,371	27,968
Amortization of deferred financing costs	2,900	2,702
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,303)	(936)
Increase in bunker inventories	(4,532)	—
Decrease (Increase) in prepaid expenses	449	(473)
Increase in deferred drydock costs	(1,200)	(4,475)
Increase (Decrease) in accounts payable and other liabilities	7,345	152
(Decrease) Increase in due to Manager	(2,020)	8

Net Cash Provided by (Used in) Operating Activities	2,537	(1,979)

Cash Flow from Investing Activities
Vessel acquisitions and capital expenditures	(48,484)	(197,005)
Vessel deposits	—	(5,400)

Net Cash Used in Investing Activities	(48,484)	(202,405)

Cash Flow from Financing Activities
Capital contributed	85,230	80,575
Borrowings of long term debt	32,400	131,700
Repayments of long term debt	(42,917)	(30,939)
Deferred financing costs	(7,485)	(1,510)

Net Cash Provided by Financing Activities	67,228	179,826

Increase (Decrease) in cash and cash equivalents	21,281	(24,558)
Cash and cash equivalents at beginning of year	20,996	45,554

Cash and cash equivalents at end of year	$42,277	$20,996

Supplemental disclosures:
Cash paid for interest	$14,643	$14,925

Non-cash investing activities:
Transfer from deposits on contracts to vessels	$5,400	$26,062

The accompanying footnotes are an integral part of these consolidated financial statements.

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

1. Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business. Triton Holdings, LLC (the “Company”) is a limited liability holding company formed in March 2010 under the laws of the Marshall Islands. The Company owns and operates tanker vessels providing international transportation of crude oil and petroleum products. The Company’s fleet consists of twelve modern Suezmax tankers, all owned by Marshall Island incorporated subsidiaries. Seven of these vessels were acquired as newbuildings. The table below provides information regarding each vessel.

Vessel Name	Approx. Deadweight tons	Year Acquired	Year Built	Country of Origin
Princimar Courage	158,000	2013	2013	South Korea
Princimar Integrity	158,000	2012	2012	South Korea
Princimar Pride	158,000	2012	2012	South Korea
Princimar Confidence	150,000	2012	2006	Japan
Princimar Loyalty	150,000	2012	2006	Japan
Princimar Grace	158,000	2011	2011	South Korea
Princimar Hope	158,000	2011	2011	South Korea
Princimar Promise	158,000	2011	2011	South Korea
Princimar Joy	156,000	2010	2010	China
Princimar Strength	156,000	2010	2010	China
Princimar Truth	159,000	2010	2007	South Korea
Princimar Faith	158,000	2010	2005	South Korea

Total DWT	1,877,000

Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles general accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues or additional sources of cash and expenses or additional uses of cash during the reporting period. Actual results could differ from these estimates. Significant estimates include the residual value of vessels, the useful life of vessels, the allowance for doubtful accounts, the period of amortization of deferred drydocking costs and potential litigation claims and settlements.

Segment Information. The Company determines its operating segments based on the information utilized by the chief operating decision maker to assess performance. Based on this information, the Company conducts its business through one reportable segment, which is primarily the transportation of seaborne crude oil worldwide through the ownership and operation of the Company’s fleet of vessels. Segment results are evaluated based on operating income. The accounting policies applied to the reportable segments are the same as those in the preparation of the Company’s consolidated financial statements.

Business Geographics. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil by geographical area.

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

Revenue and Expense Recognition. Since inception, the Company has generated its revenues from both spot market exposed arrangements and fixed-rate charter agreements.

The Company uses third party commercial managers including, Shell Western Trading and Supply Ltd. (“Shell”) and Mjolner Shipping, a subsidiary of Core Petroleum LLC (“Core”), to arrange spot voyage charters for the vessels on the Company’s behalf. Under a voyage or spot market charter contract, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel expenses. Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident.

Under the Company’s pooling arrangement with Stena Sonangol Suezmax Pool LLC (“Stena Sonangol”), the cost of bunkers and port expenses are borne by Stena Sonangol and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and Stena Sonangol operates in the spot market, the revenue earned by these vessels is subject to the fluctuation of the spot market. The Company recognizes revenue from these pool arrangements based on its portion of the net distributable income reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees.

Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with provisions of the representative charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rate basis over the length of the voyage to which it pertains.

Vessels that operate under market index linked time charters receive monthly payments based on the results of a proprietary basket of Suezmax market rates. Vessels that operate under fixed rate time charters or bareboat charters receive monthly payments at a fixed rate. The Company recognizes this revenue in the month it is earned.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spare parts and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred: payments in advance of services or use are recorded as prepaid expenses. Under spot voyage and time charter agreements, the operating expenses are assumed by the owner of the vessel. Under bareboat charters, operating costs are borne by the charterer.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The carrying amounts of these cash equivalents approximates their fair values.

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

Accounts Receivable, net. Accounts receivable represents trade amounts owed to the Company from vessel earnings and do not bear interest. At each balance sheet date, the Company assesses the potential credit loss and risk of collectibility on these receivables and has determined it to be minimal. If amounts become uncollectible, they will be charged to the Company’s Consolidated Statements of Operations when that determination is made. For the years ended December 31, 2013 and 2012, the Company did not record an allowance for doubtful accounts.

Bunker Inventory. Bunker inventory consists of fuel onboard the Company’s vessels at the balance sheet date. These inventories are stated at costs and determined on a first-in, first-out basis.

Vessels, net. Vessels are stated at historical cost, which may include cost of work undertaken to enhance the capabilities of the vessels or expenditures made to prepare the vessel for its initial voyage and other costs, such as newbuilding site supervision incurred during the construction period, less accumulated depreciation. Vessels are depreciated on a straight line basis over their estimated useful lives, less an estimated salvage value.

The Company estimates the useful life of a vessel to be 25 years from the date the vessel is initially delivered from the shipyard. The Company estimates salvage value based on the lightweight tonnage of each vessel multiplied by an estimated future scrap value per lightweight ton of $300.

Replacements, Renewals and Betterments. The Company capitalized and depreciates the costs of significant replacements, renewals, and betterments to its vessels over the shorter of the vessel’s remaining useful life or the life of the betterment. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance are repairs are expensed as incurred.

Drydock costs. Approximately every 60 months, the vessels are required to undergo planned drydocks for survey and certification by a classification society, the replacement of certain components and major repairs and maintenance of other components, which cannot be carried out while the vessel is operating. The Company defers certain costs incurred in a drydocking and amortizes those costs on a straight line basis over the estimated period until the next drydock. Costs that are deferred are those necessary to meet regulatory and classification requirements. Such costs include expenses relating to the dock preparation and port charges at the drydock facility, expenses relating to hull inspections, external surfaces for pressure cleaning, scraping and bottom painting, expenses relating to machinery and engines of the vessel, and safety equipment on board. Costs that are considered normal repair and maintenance costs, such as routine replacement of parts, crew and fuel costs incurred at the drydock, and system overhauls; generator, boiler, refrigeration and repairs, whether incurred as part of the dry docking or not, are expensed as incurred.

When a vessel is acquired, a portion of the vessel cost is allocated and deferred as drydock cost. This amount is amortized on a straight line basis over 60 months through to the expected date of the next drydocking. Subsequent drydocks are recorded at actual cost incurred. When the drydock occurs prior to the expiry of the initial expected period, the remaining balance is expensed. Amortization expense of the drydocking costs is included in the Company’s Consolidated Statements of Operations as ‘Depreciation and amortization’.

Impairment of Long-Lived Assets. The Company reviews vessels and equipment for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

have occurred that would require modification to the carrying values or their useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that a vessel impairment occurs, a charge to net income would be made based on an analysis of the vessel’s carrying amount to the discounted projected cash flows and/or estimated fair value. Various factors, including forecasted future rates, estimated scrap values, future drydocking and operating costs are included in the analysis. The Company has not recorded an impairment charge on any of its vessels.

Deferred Financing Costs. Costs including bank fees, commissions, and legal expenses associated with securing the Credit Facility are deferred and amortized over the maturity of the related debt under the Credit Facility. Amortization of deferred financing costs is included in the Company’s Consolidated Statements of Operations as part of ‘Interest expense’.

Income Taxes. The Company and its subsidiaries are incorporated in the Republic of the Marshall Islands. Consequently, all of the activities of the Company and its subsidiaries relate to the operation of vessels in international commerce. Pursuant to various treaties and Sections 883 of the U.S. Internal Revenue Code of 1986, management believes that the income of such companies attributable to such operations is exempt from U.S. income tax. Management believes that Section 883 applies to the Company and its subsidiaries, in part, because the country of incorporation of such companies, the Marshall Islands, has been officially recognized by the Internal Revenue Service as currently providing a tax exemption to U.S. companies equivalent to Section 883. Pursuant to various tax treaties, management also believes that the income of such companies from shipping operations is not subject to foreign income taxes. Finally, management believes that such income is similarly exempt from state and local taxation. Based on the foregoing, no provision for income taxes is required and no provision has been recorded for the years ended December 31, 2013 and 2012.

The subsidiaries of the Company are subject to registration and tonnage taxes in the Republic of the Marshall Islands. These taxes are recorded within ‘Vessel operating expenses’ in the Company’s Consolidated Statements of Operations.

Deferred Voyage Revenue. The Company invoices and collects charterhire for its vessels under time charter and bareboat agreements 30 days in advance. Deferred voyage revenue represents amounts invoiced that will be earned in a subsequent period.

Stock-Based Compensation. As the Company has no employees, the Company characterizes all outstanding option awards under its long term incentive plan as non-employee awards. Unit options granted contain either time-based or performance based vesting criteria. Time vested options carry both service time and specific event based vesting criteria. Central to the vesting of any of the time vested options is the successful completion of a qualified public offering. Performance vesting options vest when the equity sponsor of the Company achieves specified returns on invested equity capital. Stock-based awards to non-employees are remeasured at each reporting date and the time vesting portion is recognized for the pro rata amount of the vesting period that has elapsed or when the event specific criteria are deemed to occur.

Fair Value of Financial Instruments. Due to their short term nature, the carrying amounts of cash, accounts receivables, accounts payable, and accrued liabilities approximate their fair market values. Borrowings under the Credit Facility also approximate fair value due to its floating rate and fixed principal repayment schedule.

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

Interest Risk. The Company is exposed to interest rate risk for amounts borrowed under the Credit Facility at variable rates. The Company may reduce its exposure to the risks associated with fluctuations in interest rates by using interest rate swap agreements or other financial instruments. From the Company’s inception through December 31, 2013, the Company has not entered into any such arrangements and has no outstanding hedging instruments.

Concentrations of Credit Risk. The Company’s cash is held at two major financial institutions. The Company does not believe it is exposed to significant concentration risk as the financial institutions are reputable and the terms of these deposits are on demand. The Company has not experienced any losses in such accounts. Amounts held in excess of the current FDIC insured limit are $42.0 million as of December 31, 2013.

The Company mitigates its credit risk with respect to accounts receivable by performing credit evaluations and monitoring its receivable balances. As of December 31, 2013 and 2012, amounts due from Stena Sonangol were $6.2 million or 31.5% of total accounts receivable, and $15.3 million or 99.7% of total accounts receivable, respectively. Amounts due from Shell as of December 31, 2013 were $1.8 million or 9.1% of total accounts receivable. The Company routinely assesses the financial strength of its customers and believes the collectability risk to be negligible.

For the years ended December 31, 2013 and 2012, Stena Sonangol represented 30.2% and 78.9% of total revenues and Shell represented 52.7% and 1.0% of total revenues, respectively.

Recent Financial Accounting Standards. In January 2013, the Financial Accounting Standards Board (“FASB”) Accounting Standards Update No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”) and Accounting Standards Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). ASU 2013-01 amends ASU 2011-11, to clarify that the scope applies to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to master netting or similar arrangements. Other types of financial assets and liabilities subject to master netting or similar arrangements are not subject to the disclosure requirements in ASU 2011-11. Management does not believe that this pronouncement has a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASC improves the reporting disclosures of significant reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect by component line item. Entities are also required to present, either on the face of the statements where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S GAAP to be reclassified to net income in their entirety to net income, an entity is required to cross–reference to other disclosures required under U.S. GAAP that provide additional details about those amounts. ASU 2013-02 is effective for fiscal years beginning after December 15, 2013. Management does not believe that this statement will have a significant impact on the presentation of the Company’s financial results.

2. Vessels, net

The Company had twelve Suezmax vessels in operation as of December 31, 2013 and eleven Suezmax vessels as of December 31, 2012. All Company vessels were first priority mortgaged as collateral for borrowings under the Credit Facility (See also Note 6).

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

Vessels, net as of December 31, 2013 and 2012 are as follows (in 000’s):

	2013	2012
Vessel and equipment cost	$756,458	$702,575
Accumulated depreciation	(71,892)	(43,422)

Vessels, net	$684,566	$659,153

Vessel and equipment depreciation expense amounted to $28.5 million for the year ended December 31, 2013 and $25.4 million for the year ended December 31, 2012.

3. Deferred Drydock Costs, net

As of December 31, 2013 and 2012, the Company’s deferred drydock costs are as follows (in 000’s):

	2013	2012
Deferred Drydocking costs	$14,322	$13,122
Accumulated amortization	(6,787)	(3,886)

Deferred Drydock Costs, net	$7,535	$9,236

Drydock amortization expense is included in the Company’s Consolidated Statements of Operations within ‘Depreciation and Amortization’. For the years ended December 31, 2013 and 2012, $2.9 million and $2.5 million, respectively, of amortization of deferred drydocking costs was recorded to ‘Depreciation and amortization’ in the Company’s Consolidated Statements of Operations.

4. Accrued Voyage Expenses

As of December 31, 2013, total accrued voyage expenses consisted of:

2013
Accrued bunker expenses	$3,465
Accrued commissions and fees	1,244
Accrued port charges	735

Total accrued voyage expenses	$5,444

5. Long-Term Debt

Total debt obligations as of December 31, 2013 and 2012 consist of the following (000’s):

	2013	2012
Long-Term Debt	$360,000	$370,517
Less: Current Portion of Long-Term Debt	—	(32,498)

Long-Term Debt, net of Current Portion	$360,000	$338,019

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

The Company refinanced its Prior Credit Facility and entered into a $360 million term loan credit facility (the “Credit Facility”) with a syndicate of banks led by Nordea Bank Finland Plc, New York Branch (“Nordea”) in September 2013. The obligations under the Credit Facility are secured by first-priority mortgages covering each of the Company’s vessels and are guaranteed by our subsidiaries. The Credit Facility was entered into to repay the outstanding indebtedness under a credit agreement dated September 9, 2010, as amended, by and among the borrower and the syndicate of banks led by Nordea, which had been used to fund a portion of the acquisition costs of vessels from 2010 to 2013 (the “Prior Credit Facility”).

The loan under the Credit Facility bears interest at a rate per annum equal to LIBOR plus 3.5% per annum. Beginning in December 2016, the Company is required to repay the loan under the Credit Facility in a straight line manner per a quarterly amortization schedule stipulated by the Company’s lenders, which the Company presently calculates to be $8.3 million per quarter. The indebtedness has a final maturity date of September 19, 2019, the sixth anniversary of the date the Company entered into the Credit Facility, when all outstanding debt at the time is due to be repaid in a balloon payment.

The Credit Facility contains restrictive covenants that restrict the Company from, among other things: paying dividends, incurring or guaranteeing indebtedness; charging, pledging or encumbering the Company’s vessels; changing the flag, class, management or ownership of the Company’s vessels; changing the technical management of the Company’s vessels; and selling or changing the beneficial ownership or control of the Company’s vessels, as well as maintaining a minimum liquidity, collateral maintenance, and leverage and working capital ratios. The Company was in compliance with the financial covenants of the Credit Facility as of December 31, 2013. The Prior Credit Facility contained similar covenants and the Company was in compliance with the financial covenants as of December 31, 2012.

Total interest expense on indebtedness, including an annual administration fee of $0.1 million, was $14.7 million and $15.0 million for the years ended December 31, 2013 and 2012, respectively. The commitment fee on the unused Prior Credit Facility recorded as a component of “Interest Expense” was $0.8 million and $1.9 million for the years ended December 31, 2013 and 2012, respectively.

The Company accounted for the refinancing of the Prior Credit Facility as a modification of debt. In September 2013, the Company incurred financing costs of $7.3 million to secure the Credit Facility. The costs were capitalized along with the remaining net balance of unamortized financing costs incurred under the Prior Credit Facility. Amortization of deferred financing costs is included as a component of ‘Interest Expense’ in the Consolidated Statements of Operations and amounted to $2.9 million and $2.7 million for the years ended December 31, 2013 and 2012, respectively. Deferred financing costs are recorded in the Company’s Consolidated Balance Sheets, net of accumulated amortization of $8.8 million and $5.9 million as of December 31, 2013 and 2012, respectively.

As of December 31, 2013, borrowings under the Credit Facility have scheduled principal repayments for each year ending December 31 as follows (000’s):

Amount
2014	$—
2015	—
2016	8,301
2017	33,202
2018-2019	318,497

Total	$360,000

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

6. Stock Option Plan

Under the Company’s 2010 Long Term Inventive Plan (the “Plan), options may be granted to optionees to purchase the Company’s Common Unites. As of December 31, 2013, the number of units authorized under the Plan was 20,951. As of December 31, 2012, there were 10,861 units authorized under the Plan. The exercise price of each option granted is fixed on the date of grant and the maximum exercise term of each option granted is eight years. Options are grants upon approval of the Board of Directors. Under the Plan, options carry either time or performance vesting provisions. Time vested options carry both service time and specific event based vesting criteria. Central to the vesting of any of the time vested options is the successful completion of a qualified public offering, defined by the Plan as an underwritten public offering of equity securities of the Company or one of its subsidiaries filed by the Company with the SEC and subsequent listing of the equity securities on a nationally recognized securities exchange. Performance vesting options vest when the equity sponsor of the Company achieves specified returns on invested equity capital.

Since the Company has no employees, the Company characterizes all outstanding option awards under the Plan as non-employee awards. Stock-based awards to non-employees are remeasured at each reporting date and the time vesting portion is recognized for the pro rata amount of the vesting period that has elapsed or when the event-specific criteria are deemed to occur.

A summary of the status of the Plan as of December 31, 2013 and changes for the years ended 2013 and 2012, respectively are presented below:

	Stock Options	Weighted Average Exercise Price
Outstanding at January 1, 2012	4,725
Granted	3,890	$953.12

Outstanding at December 31, 2012	8,615
Granted	168	$860.13

Outstanding at December 31, 2013	8,783
Options exercisable at December 31, 2013	1,347	$953.12

7. Commitments and Contingencies

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

8. Related Party Transactions

Subsidiaries of the Company entered into Advisory Services Agreements (“Agreements”) with Principal Maritime Management, LLC (“Principal Maritime”), an affiliated company owned by the same private equity investor in the Company. Pursuant to the Agreements, Principal Maritime has administrative, commercial, and operational responsibility for the Company’s vessels and is required to manage the day-to-day business subject to the Company’s objectives and policies as established by the Board of Directors. Principal Maritime is reimbursed for 1) specific costs and fees directly attributable to the vessels or their operations and 2) general costs for expenses related to overhead, administrative, and other costs paid on behalf of the vessels. Reimbursed costs

TRITON HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013 and 2012

include accounting, legal, marketing, financial and administrative matters and negotiation and entry into various contracts and agreements. Fees and expenses incurred by PMM on behalf of the Company and its subsidiaries are invoiced at cost. At the end of each anniversary date, the Agreements automatically extend for another year unless written notice is provided by either party to terminate.

Total fees and expenses invoiced to the Company by Principal Maritime as provided under the Agreements amounted to $4.9 million and $3.9 million for the years ended December 31, 2013 and 2012, respectively. These costs are included in ‘General and administrative expenses’ in the Company’s Consolidated Statements of Operations. The related party balances included in Current Liabilities as ‘Due to Manager’ in the Company’s Consolidated Balance Sheets were $1.6 million and $3.6 million as of December 31, 2013 and 2012, respectively.

The Company has paid management fees to its equity sponsor and these costs are included in ‘General and Administrative expenses’ in the Company’s Consolidated Statements of Operations. The amounts of these fees for the years ended December 31, 2013 and 2012 were $0.6 million and $2.3 million, respectively.

9. Equity Contributions

Capital contributions of equity received from the Company’s Sponsor of $85.2 million and $80.6 million were made for the years ended December 31, 2013 and 2012, respectively, to fund the equity portion of vessel purchases and for working capital purposes.

10. Subsequent Events

The Company has evaluated all subsequent events through March 20, 2014, the date on which the December 31, 2013 financial statements were issued.

                 Shares

Principal Maritime Tankers Corporation

                    , 2014

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. Other than the SEC registration fee, the NYSE listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Principal Maritime Tankers Corporation (the “Company”) is incorporated under the laws of the Marshall Islands. Section 60 of the Business Corporations Act of the Republic of the Marshal Islands (the “BCA”) provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6) Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

The Company maintains directors’ and officers’ liability insurance for its directors and officers.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of the Company and its directors and executive officers.

The Bylaws of the Company indemnify to the fullest extent permitted by law every director and executive officer against expenses incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company.

In addition, upon completion of this offering, the Company expects to have entered into an indemnification agreement with each of its directors and executive officers that provides, in general, that the Company will indemnify them to the fullest extent permitted by law in connection with their service to the Company.

Item 15.	Recent Sales of Unregistered Securities.

Shares of the Company will be issued immediately prior to this offering to Triton Maritime, Corp., Triton Maritime II, Corp. and Arthur L. Regan in exchange for their contribution of all of their respective interests in Triton Holdings, LLC to the Company. Triton Maritime Corp. and Triton Maritime II, Corp. will liquidate immediately thereafter, distributing their shares of the Company to their owners, which are affiliates of Apollo Global Management, LLC.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Articles of Incorporation of Principal Maritime Tankers Corporation.

3.2*	Amended and Restated Bylaws of Principal Maritime Tankers Corporation.

4.1*	Specimen of Share Certificate of Principal Maritime Tankers Corporation.

4.2*	Credit Agreement, dated as of September 19, 2013, among Veritable Maritime Holdings, LLC, various lenders, and Nordea Bank Finland PLC, New York Branch.

4.3*	Investor Rights Agreement, dated as of , among Principal Maritime Tankers Corporation and our Sponsor.

5.1*	Opinion of Reeder & Simpson P.C. as to the validity of the securities being offered.

10.1*	Management Services Agreement—Princimar Truth.

10.2*	Management Services Agreement—Princimar Joy.

10.3*	Management Services Agreement—Princimar Faith.

10.4*	Management Services Agreement—Princimar Strength.

10.5*	Management Services Agreement—Princimar Grace.

10.6*	Management Services Agreement—Princimar Hope.

10.7*	Management Services Agreement—Princimar Promise.

10.8*	Management Services Agreement—Princimar Pride.

10.9*	Management Services Agreement—Princimar Integrity.

10.10*	Management Services Agreement—Princimar Loyalty.

10.11*	Management Services Agreement—Princimar Courage.

10.12*	Management Services Agreement—Princimar Confidence.

10.13*	2014 Management Incentive Plan.

10.14*	Transactional Advisory Services Agreement, dated as of August 26, 2010, between Triton Holdings, LLC and Apollo Management VII, L.P. and Assignment Agreement, dated as of October 31, 2011, between Apollo Management VII, L.P. and Apollo Global Securities, LLC.

21.1*	List of subsidiaries of Principal Maritime Tankers Corporation.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Reeder & Simpson P.C.

23.3*	Consent of Drewry Shipping Consultants Ltd.

24.1*	Powers of Attorney (included in signature page of this Part II).

*	To be filed by amendment.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Principal Maritime Tankers Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southport, State of Connecticut, on the                      day of              2014.

PRINCIPAL MARITIME TANKERS CORPORATION

By:
Arthur L. Regan
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below authorizes Arthur L. Regan, Bart Kelleher, Kevin M. Kilcullen and Michael J. Mitchell, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant’s registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on                     , 2014, by the following persons in the capacities indicated.

Signature	Title

Arthur L. Regan	President and Chief Executive Officer (Principal Executive Officer)

Kevin M. Kilcullen	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

Bart B. Kelleher	Chief Operating Officer

Steve Martinez	Chairman of the Board of Directors

Justin Stevens	Director

Signature	Title

James P. Chambers	Director

Arthur L. Regan	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Articles of Incorporation of Principal Maritime Tankers Corporation.

3.2*	Amended and Restated Bylaws of Principal Maritime Tankers Corporation.

4.1*	Specimen of Share Certificate of Principal Maritime Tankers Corporation.

4.2*	Credit Agreement, dated as of September 19, 2013, among Veritable Maritime Holdings, LLC, various lenders, and Nordea Bank Finland PLC, New York Branch.

4.3*	Investor Rights Agreement, dated as of , among Principal Maritime Tankers Corporation and our Sponsor.

5.1*	Opinion of Reeder & Simpson P.C. as to the validity of the securities being offered.

10.1*	Management Services Agreement—Princimar Truth.

10.2*	Management Services Agreement—Princimar Joy.

10.3*	Management Services Agreement—Princimar Faith.

10.4*	Management Services Agreement—Princimar Strength.

10.5*	Management Services Agreement—Princimar Grace.

10.6*	Management Services Agreement—Princimar Hope.

10.7*	Management Services Agreement—Princimar Promise.

10.8*	Management Services Agreement—Princimar Pride.

10.9*	Management Services Agreement—Princimar Integrity.

10.10*	Management Services Agreement—Princimar Loyalty.

10.11*	Management Services Agreement—Princimar Courage.

10.12*	Management Services Agreement—Princimar Confidence.

10.13*	2014 Management Incentive Plan.

10.14*	Transactional Advisory Services Agreement, dated as of August 26, 2010, between Triton Holdings, LLC and Apollo Management VII, L.P. and Assignment Agreement, dated as of October 31, 2011, between Apollo Management VII, L.P. and Apollo Global Securities, LLC.

21.1*	List of subsidiaries of Principal Maritime Tankers Corporation.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Reeder & Simpson P.C.

23.3*	Consent of Drewry Shipping Consultants Ltd.

24.1*	Powers of Attorney (included in signature page of this Part II).

*	To be filed by amendment.